UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

QUARTERLY INFORMATION

DECEMBER 31, 2013

INDEPENDENT AUDITORS’ REPORT

ON THE FINANCIAL STATEMENTS

To the Shareholders and Management of

TELEFÔNICA BRASIL S.A.

São Paulo - SP

We have examined the individual and consolidated financial statements of  TELEFÔNICA BRASIL S.A., identified as Parent Company and Consolidated, respectively, which comprises the balance sheet as at December 31, 2013 and the respective statement of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the period then ended, as well as a summary of the main accounting practices and other notes.

Management’s responsibility on the financial statements

The Entity’s management is responsible for the preparation and adequate presentation of the individual financial statements in accordance with the accounting practices adopted in Brazil and the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board – IASB, and in accordance with the accounting practices adopted in Brazil, as well as for the internal controls it has determined as necessary to allow the preparation of financial statements free of material misstatements caused by fraud or error.

Responsibility of the Independent Auditors

Our responsibility is to issue an opinion on these financial statements based on our audit, conducted in accordance with Brazilian and international accounting standards. Those standards require that ethical demands are met and that the audit be planned and executed to obtain reasonable assurance that the financial statements are free of material misstatement.

An audit involves the execution of selected procedures to obtain evidence related to the amounts and disclosures presented in the financial statements. The selected procedures depend on the auditor’s professional judgment, including the assessment of risks of material misstatement in the financial statement caused by fraud or error. In this risk assessment, the auditor considers the internal controls which are relevant to the preparation and adequate presentation of the financial statements of the Association to plan the audit procedures appropriate to the circumstances, but not to express an opinion on the effectiveness of the Association’s internal controls. An audit also includes the assessment of adequacy of the accounting practices used and the reasonableness of the accounting estimates made by the management, as well as the evaluation of the presentation of the financial statements made as a group.

We believe that the audit evidence obtained is sufficient and appropriate to base our opinion.

Opinion on the individual financial statements

In our opinion, the individual financial statements referred to above adequately present, in all relevant aspects, the financial position of TELEFÔNICA BRASIL S.A. as at December 31, 2013, the performance of its operations and cash flows for the year then ended, in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above adequately present, in all relevant aspects, the consolidated financial position of TELEFÔNICA BRASIL S.A. as at December 31, 2013, the consolidated performance of its operations and cash flows for the year then ended, in accordance with the international financial reporting standards (IFRS) issued by the International Accounting Standards Board – IASB and accounting practices adopted in Brazil.

Emphases

Investments Evaluation

According to note 2, the individual financial statements were prepared according to the accounting practices adopted in Brazil. In the case of TELEFÔNICA BRASIL S.A., these practices differ from IFRSs, applicable to the separate financial statements, solely referring to the evaluation of investments in subsidiaries and joint subsidiaries by the equity method, however, for IFRS purposes, they would be evaluated at cost or fair value. Our opinion is not with exception due to this matter.

Restatement of corresponding amounts

As mentioned in Note 2, as a consequence of a change in the accounting practice introduced by the adoption of IFRS 11, the consolidated balance sheet referring to the year ended on December 31, 2012 and the respective consolidated statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows, for the year then ended, presented for comparison purposes, were adjusted and are being restated in accordance with CPC 23 – Accounting Policies, Changes in Estimates and Correction of Error and CPC 26 (R1) – Presentation of the Financial Statements. Our opinion is not changed regarding this matter.

Other Matters

Statement of Value Added

We have also examined the individual and consolidated statement of value added (SVA), referring to the period ended December 31, 2013, prepared under the Company’s management responsibility, the presentation of which is required according to the Brazilian corporate law for listed companies, and, as supplementary information by the IFRSs, which do not require the presentation of the SVA. These statements were submitted to the same audit procedures previously described and, in our opinion, they are adequately presented, in all material aspects, in relation to the financial statements as a whole.

São Paulo, 25 February 2014.

CRC Nº 2SP013002/O-3

Clóvis Ailton Madeira

CTCRC Nº 1SP106895/O-1 "S"

TELEFÔNICA BRASIL S. A.
Balance sheets
At December 31, 2013, 2012 and january 1st, 2012
(In thousands of reais )

		Company		Consolidated					Company		Consolidated
ASSETS	Note	12.31.13	12.31.12	12.31.13	12.31.12	1.1.12	LIABILITIES AND EQUITY	Note	12.31.13	12.31.12	12.31.13	12.31.12	1.1.12
					restated							restated
CURRENT ASSETS		15,632,730	6,515,094	15,936,633	16,209,181	11,759,744	CURRENT LIABILITIES		13,862,290	5,910,070	13,768,244	13,536,792	12,740,699
Cash and cash equivalents	5	6,311,299	3,079,282	6,543,936	7,133,485	2,889,543	Personnel, social charges and benefits	15	427,067	205,780	431,403	416,252	495,527
Trade accounts receivable, net	6	5,541,023	2,150,724	5,802,859	5,546,938	5,128,142	Trade accounts payable	16	6,948,957	2,191,047	6,914,009	5,889,068	6,038,149
Inventories	7	469,586	24,403	505,615	387,809	471,721	Taxes, charges and contributions	17	1,269,105	529,055	1,315,164	1,781,250	1,691,737
Taxes recoverable	8.1	2,168,797	602,328	2,191,962	2,052,421	2,495,065	Loans, financing and lease	18.1	1,236,784	756,371	1,236,784	1,270,122	1,000,082
Judicial deposits and garnishments	9	204,165	-	204,165	126,625	116,421	Debentures	18.2	286,929	702,215	286,929	702,215	468,624
Derivative transactions	36	89,499	39,197	89,499	41,109	1,840	Dividend and interest on equity	19	1,187,556	467,831	1,187,556	467,831	972,986
Prepaid expenses	10	254,743	26,610	257,286	248,337	255,056	Provisions	20	561,403	334,852	561,403	496,790	416,313
Dividend and interest on equity	19	60,346	394,105	1,140	1,140	772	Derivative transactions	36	44,463	8,747	44,463	29,586	51,162
Other assets	11	533,272	198,445	340,171	671,317	401,184	Deferred revenue	21	812,843	69,743	817,551	734,573	761,268
							Payable from reverse split of fractional shares		389,220	345,953	389,220	389,510	389,953
NONCURRENT ASSETS		53,982,379	51,067,347	53,604,442	54,041,911	53,728,817	Authorization license		95,768	-	95,768	994,977	-
Short-term investments pledged as collateral	5	106,239	23,920	106,455	109,708	124,668	Other liabilities	22	602,195	298,476	487,994	364,618	454,898
Trade accounts receivable, net	6	160,478	-	257,086	93,378	84,855
Taxes recoverable	8.1	368,388	549,225	368,388	738,965	1,014,959	NONCURRENT LIABILITIES		12,858,377	6,991,251	12,878,389	12,033,180	9,417,077
Deferred taxes	8.2	-	-	210,294	1,027,888	1,427,499	Personnel, social charges and benefits	15	18,698	13,179	18,698	13,224	15,160
Judicial deposits and garnishments	9	4,123,584	3,068,256	4,148,355	3,909,268	3,374,490	Taxes, charges and contributions	17	52,252	30,057	75,074	488,749	433,071
Derivative transactions	36	329,652	21,465	329,652	286,278	225,935	Deferred taxes	8.2	722,634	1,216,651	722,634	1,216,651	788,954
Prepaid expenses	10	24,879	16,720	25,364	31,396	32,138	Loans, financing and lease	18.1	3,215,156	582,422	3,215,156	3,774,461	3,968,513
Other assets	11	127,567	75,587	127,793	92,308	96,049	Debentures	18.2	4,014,686	2,253,690	4,014,686	2,253,690	787,807
Investments	12	11,089,918	21,561,061	86,349	142,881	152,256	Provisions	20	4,042,789	2,457,632	4,062,410	3,453,637	2,838,028
Property, plant and equipment, net	13	18,377,905	10,020,263	18,441,647	17,604,144	17,146,521	Derivative transactions	36	24,807	3,733	24,807	26,545	78,369
Intangible assets, net	14	19,273,769	15,730,850	29,503,059	30,005,697	30,049,447	Deferred revenue	21	252,351	39,022	253,661	303,362	156,266
							Liabilities for post-retirement benefit plans	35	370,351	372,368	370,351	392,269	308,893
							Other liabilities	22	144,653	22,497	120,912	110,592	42,016

							TOTAL EQUITY		42,894,442	44,681,120	42,894,442	44,681,120	43,330,785

							EQUITY		42,894,442	44,681,120	42,894,442	44,681,120	43,325,717
							Capital	23	37,798,110	37,798,110	37,798,110	37,798,110	37,798,110
							Capital reserves	23	2,686,897	2,686,897	2,686,897	2,686,897	2,719,665
							Income reserves	23	1,287,496	1,100,000	1,287,496	1,100,000	877,322
							Bonus on acquisition of interest from non-controlling shareholders	23	(70,448)	(70,448)	(70,448)	(70,448)	(29,929)
							Other comprehensive income	23	16,849	17,792	16,849	17,792	7,520
							Additional dividend proposed	23	1,175,538	3,148,769	1,175,538	3,148,769	1,953,029
							Non-controlling interest		-	-	-	-	5,068

TOTAL ASSETS		69,615,109	57,582,441	69,541,075	70,251,092	65,488,561	TOTAL LIABILITIES AND EQUITY		69,615,109	57,582,441	69,541,075	70,251,092	65,488,561

TELEFÔNICA BRASIL S. A.
Income statements
Years ended December 31, 2013 and 2012
(In thousands of reais)

		Company		Consolidated
	Note	2013	2012	2013	2012
					restated
NET OPERATING REVENUE	24	23,189,261	12,883,541	34,721,897	33,919,656

Cost of sales	25	(12,452,247)	(7,716,553)	(17,542,167)	(16,557,444)

GROSS PROFIT		10,737,014	5,166,988	17,179,730	17,362,212

OPERATING INCOME (EXPENSES)		(6,421,993)	(122,127)	(12,302,606)	(10,150,704)
Selling expenses	26	(6,591,404)	(3,094,834)	(9,686,170)	(8,693,696)
General and administrative expenses	27	(1,313,365)	(695,824)	(2,177,891)	(2,145,308)
Equity pickup	12	1,913,508	3,995,228	(55,150)	588
Other operating income (expenses), net	28	(430,732)	(326,697)	(383,395)	687,712

OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES)		4,315,021	5,044,861	4,877,124	7,211,508

Financial income	29	1,243,109	534,786	1,748,277	1,281,105
Financial expenses	29	(1,512,178)	(677,478)	(1,963,037)	(1,572,369)

INCOME BEFORE TAXES		4,045,952	4,902,169	4,662,364	6,920,244

Income and social contribution taxes	30	(330,007)	(448,596)	(946,419)	(2,468,063)

NET INCOME FOR THE YEAR		3,715,945	4,453,573	3,715,945	4,452,181

Attributable to
Non-controlling interests		-	-	-	(1,392)
Controlling interest		3,715,945	4,453,573	3,715,945	4,453,573

Basic and diluted earnings per common share		3.10	3.72
Basic and diluted earnings per preferred share		3.41	4.09

TELEFÔNICA BRASIL S. A.
Statements of changes in equity
Years ended December 31, 2013 and 2012
(In thousands of reais )
			Capital reserves			Income reserves
	Capital	Premium on acquisition of noncontrolling interests	Special goodwill reserve	Other	Treasury stock	Legal reserve	Tax incentive reserve	Retained earnings	Additional dividend proposed	Other comprehensive income	Company's equity	Noncontrolling interests	Total equity

Balances at December 31, 2011	37,798,110	(29,929)	63,074	2,735,930	(79,339)	877,322	-	-	1,953,029	7,520	43,325,717	5,068	43,330,785

Additional dividend proposed for 2011	-	-	-	-	-	-	-	-	(1,953,029)	-	(1,953,029)	-	(1,953,029)
Unclaimed dividend and interest on equity	-	-	-	-	-	-	-	89,692	-	-	89,692	-	89,692
Other changes	-	-	-	-	-	-	-	(3,240)	-	-	(3,240)	(23)	(3,263)
Repurchase of shares	-	-	-	-	(32,768)	-	-	-	-	-	(32,768)	-	(32,768)
Non-controlling interests	-	(40,519)	-	-	-	-	-	-	-	-	(40,519)	(3,653)	(44,172)
Other comprehensive income	-	-	-	-	-	-	-	(46,056)	-	10,272	(35,784)	-	(35,784)
Net income for the year	-	-	-	-	-	-	-	4,453,573	-	-	4,453,573	(1,392)	4,452,181
Allocation of income:
Legal reserve	-	-	-	-	-	222,678	-	(222,678)	-	-	-	-	-
Interim dividend	-	-	-	-	-	-	-	(1,122,522)	-	-	(1,122,522)	-	(1,122,522)
Additional dividend proposed	-	-	-	-	-	-	-	(3,148,769)	3,148,769	-	-	-	-

Balances at December 31, 2012	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,100,000	-	-	3,148,769	17,792	44,681,120	-	44,681,120

Additional dividend proposed for 2012	-	-	-	-	-	-	-	-	(3,148,769)	-	(3,148,769)	-	(3,148,769)
Unclaimed dividend and interest on equity	-	-	-	-	-	-	-	116,825	-	-	116,825	-	116,825
DIPJ adjustment - Tax incentives	-	-	-	-	-	-	1,699	(1,699)	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	-	-	14,264	-	(943)	13,321	-	13,321
Net income for the year	-	-	-	-	-	-	-	3,715,945	-	-	3,715,945	-	3,715,945
Allocation of income:
Legal reserve	-	-	-	-	-	185,797	-	(185,797)	-	-	-	-	-
Interim interest on equity	-	-	-	-	-	-	-	(1,738,000)	-	-	(1,738,000)	-	(1,738,000)
Interim dividend	-	-	-	-	-	-	-	(746,000)	-	-	(746,000)	-	(746,000)
Additional dividend proposed	-	-	-	-	-	-	-	(1,175,538)	1,175,538	-	-	-	-

Balances at December 31, 2013	37,798,110	(70,448)	63,074	2,735,930	(112,107)	1,285,797	1,699	-	1,175,538	16,849	42,894,442	-	42,894,442

Outstanding shares (in thousands)													1,123,269
VPA - Net book value of Company's shares													38.19

TELEFÔNICA BRASIL S. A.
Cash flow statements
Years ended December 31, 2013 and 2012
(In thousands of reais )

	Company		Consolidated
	2013	2012	2013	2012
Cash generated by operating activities				restated

Income before taxes	4,045,952	4,902,169	4,662,364	6,920,244

Items not affecting cash

Expenses (revenues) not representing changes in cash	4,363,283	(648,026)	8,440,826	6,147,922
Depreciation and amortization	4,135,668	2,634,616	5,643,310	5,491,776
Foreign exchange (gains) losses on loans	70,612	6,815	98,105	(1,254)
Monetary (gains) losses	135,624	(12,493)	142,289	51,860
Equity pickup	(1,913,508)	(3,995,228)	55,150	(588)
Losses on write-off/sale of goods	(46,235)	(10,747)	(122,598)	(1,049,014)
Provision for impairment - accounts receivable	480,373	267,453	741,274	654,273
Provision (reversal) of trade accounts payable	498,835	(148,914)	579,225	(73,645)
Provision (Write-offs and reversals of) provision for impairment - inventories	(14,728)	(4,351)	(5,901)	791
Pension plans and other post-employment benefits	27,106	9,906	26,986	(3,244)
Provisions for tax, labor, civil and regulatory contingencies	493,965	336,677	660,771	514,840
Interest expense	489,145	274,047	596,292	560,885
Provision for (reversal of) divestiture	3,268	(195)	19,437	(7,854)
Provisions for customer loyalty program	2,154	-	8,915	14,026
Other	1,004	(5,612)	(2,429)	(4,930)

(Increase) decrease in operating assets:	(710,357)	777,537	(1,673,802)	(239,769)
Trade accounts receivable	(870,569)	(131,541)	(1,160,903)	(1,069,335)
Inventories	15,997	11,784	(111,905)	83,122
Taxes recoverable	(75,609)	771,854	(399,105)	589,745
Other current assets	325,239	100,937	37,703	116,129
Other noncurrent assets	(105,415)	24,503	(39,592)	40,570

Increase (decrease) in operating liabilities:	(1,102,498)	(787,012)	(1,853,108)	(2,774,400)
Personnel, social charges and benefits	16,629	(38,658)	20,625	(79,275)
Trade accounts payable	(522,289)	(166,024)	(490,538)	(614,237)
Taxes, charges and contributions	229,493	(87,935)	487,854	134,595
Interest paid	(501,335)	(221,609)	(625,624)	(447,712)
Income and social contribution taxes paid	-	(9,483)	(868,395)	(1,480,205)
Other current liabilities	(343,670)	(226,518)	(341,427)	(219,415)
Other noncurrent liabilities	18,674	(36,785)	(35,603)	(68,151)
Total cash generated by operating activities	6,596,380	4,244,668	9,576,280	10,053,997

Cash generated by (used in) investing activities

Future capital contribution in subsidiaries	(85,250)	(96,607)	-	-
Additions to PP&E and intangible assets (net of donations)	(3,814,802)	(2,051,106)	(5,837,172)	(4,546,663)
Cash received from sale of PP&E items	47,437	40,628	436,386	1,136,633
Cash received from divestitures	-	7,551	-	7,551
Redemption of (investments in) investments in guarantee	267,220	-	22,485	-
Redemption of (increase in) judicial deposits	(67,098)	(101,725)	(168,075)	(326,577)
Dividend and interest on equity received	1,323,026	2,647,353	2,577	8,217
Effect of cash and cash equivalents due to merger/split	3,371,178	-	-	-
Total cash generated by (used in) investing activities	1,041,711	446,094	(5,543,799)	(3,720,839)

Cash used in (generated by) financing activities

Payment of loans, financing and debentures	(2,111,360)	(858,201)	(2,336,023)	(1,288,691)
Loans and debetures raised	2,211,138	2,000,000	2,229,134	2,815,825
Payment net of derivative agreements	29,956	(9,244)	20,667	(45,413)
Payment for reverse split of shares	(289)	-	(289)	-
Dividend and interest on equity paid	(4,535,519)	(3,493,997)	(4,535,519)	(3,493,997)
Acquisition of non-controlling interest	-	(44,172)	-	(44,172)
Repurchase of treasury stock	-	(32,768)	-	(32,768)
Total cash used in (generated by) financing activities	(4,406,074)	(2,438,382)	(4,622,030)	(2,089,216)

Increase (decrease) in cash and cash equivalents	3,232,017	2,252,380	(589,549)	4,243,942

Cash and cash equivalents at beginning of year	3,079,282	826,902	7,133,485	2,889,543
Cash and cash equivalent at end of year	6,311,299	3,079,282	6,543,936	7,133,485

Changes in cash and cash equivalents for the year	3,232,017	2,252,380	(589,549)	4,243,942

TELEFÔNICA BRASIL S. A.
Statements of comprehensive income
Years ended December 31, 2013 and 2012
(In thousands of reais)

	Company		Consolidated
	2013	2012	2013	2012
				restated
Net income for the year	3,715,945	4,453,573	3,715,945	4,452,181

Unrealized losses on investments available for sale	(13,466)	(5,536)	(13,466)	(5,536)
Taxes	4,578	1,882	4,578	1,882
	(8,888)	(3,654)	(8,888)	(3,654)

Cumulative translation adjustments - operations in foreign currency	11,525	5,731	11,525	5,731

Other comprehensive income to be reclassified to gains (losses) for subsequent periods	2,637	2,077	2,637	2,077

Actuarial gains (losses) and limitation effect of the assets of surplus plans	18,993	(83,309)	21,612	(69,782)
Taxes	(6,458)	28,325	(7,348)	23,726
	12,535	(54,984)	14,264	(46,056)

Gains (losses) - derivative transactions	(5,424)	-	(5,424)	12,416
Taxes	1,844	-	1,844	(4,221)
	(3,580)	-	(3,580)	8,195

Interest in comprehensive income of subsidiaries	1,729	17,123	-	-

Other comprehensive income not to be reclassified to gains (losses) for subsequent periods	10,684	(37,861)	10,684	(37,861)

Comprehensive income for the year, net of taxes	3,729,266	4,417,789	3,729,266	4,416,397

Attributable to:
Non-controlling interests	-	-	-	(1,392)
Controlling interest	3,729,266	4,417,789	3,729,266	4,417,789

TELEFÔNICA BRASIL S. A.
Statements of value added
Years ended December 31, 2013 and 2012
(In thousands of reais )

	Company		Consolidated
	2013	2012	2013	2012
				restated
Revenues	30,969,784	17,204,211	46,970,960	46,210,727
Sales	31,019,867	17,146,952	47,095,810	46,066,465
Other revenues	430,290	324,712	616,424	798,535
Provision for impairment - accounts receivable	(480,373)	(267,453)	(741,274)	(654,273)

Inputs acquired from third parties	(12,710,787)	(7,559,445)	(18,027,763)	(15,693,801)
Cost of sales and resales	(7,815,422)	(5,328,483)	(10,714,033)	(9,956,264)
Materials, electric energy, outsourced services and other	(4,949,919)	(2,297,993)	(7,433,734)	(6,837,558)
Loss/recovery of asset values	54,554	67,031	120,004	1,100,021

Gross value added	18,258,997	9,644,766	28,943,197	30,516,926

Retentions	(4,135,668)	(2,634,616)	(5,643,310)	(5,491,776)
Depreciation and amortization	(4,135,668)	(2,634,616)	(5,643,310)	(5,491,776)

Net value added generated	14,123,329	7,010,150	23,299,887	25,025,150

Value added received in transfer	3,156,617	4,530,014	1,693,127	1,281,692
Equity pickup	1,913,508	3,995,228	(55,150)	588
Financial income	1,243,109	534,786	1,748,277	1,281,104

Total value added to be distributed	17,279,946	11,540,164	24,993,014	26,306,842

Distribution of value added	(17,279,946)	(11,540,164)	(24,993,014)	(26,306,842)

Personnel, social charges and benefits	(1,572,734)	(860,657)	(2,334,734)	(2,184,470)
Direct compensation	(1,028,607)	(588,540)	(1,498,143)	(1,467,379)
Benefits	(439,614)	(203,092)	(698,907)	(589,334)
FGTS	(104,513)	(69,025)	(137,684)	(127,757)
Taxes, charges and contributions	(8,649,666)	(4,851,019)	(14,496,157)	(15,929,169)
Federal	(2,663,044)	(1,556,796)	(4,849,278)	(6,368,854)
State	(5,924,082)	(3,235,821)	(9,519,257)	(9,462,721)
Municipal	(62,540)	(58,402)	(127,622)	(97,594)
Debt remuneration	(2,605,080)	(811,014)	(3,615,099)	(2,982,774)
Interest	(1,486,003)	(633,515)	(1,934,369)	(1,527,077)
Rental	(1,119,077)	(177,499)	(1,680,730)	(1,455,697)
Equity remuneration	(3,715,945)	(4,453,573)	(3,715,945)	(4,452,181)
Interest on equity	(1,738,000)	-	(1,738,000)	-
Dividend	(746,000)	(1,122,522)	(746,000)	(1,122,522)
Retained profit	(1,231,945)	(3,331,051)	(1,231,945)	(3,331,051)
Non-controlling interests	-	-	-	1,392
Other	(736,521)	(563,901)	(831,079)	(758,248)
Provisions for tax, labor, civil and regulatory contingencies	(736,521)	(563,901)	(831,079)	(758,248)

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

1.    OPERATIONS

a. Background information

Telefônica Brasil S.A. (Company or Telefônica Brasil) is a publicly-traded corporation operating in telecommunication services and in the performance of activities that are necessary or useful in the rendering of such services in conformity with the concessions, authorizations and permits it has been or shall be granted. The Company, headquartered at Avenida Engenheiro Luiz Carlos Berrini, nº 1376, in the city of São Paulo, State of São Paulo, Brazil, is a member of Telefonica Group (Group), the telecommunications industry leader in Spain, also being present in several European and Latin American countries. At December 31, 2013 and 2012, Telefónica S.A., holding company of the Group, held a total of73.81% direct and indirect interest in the Company, excluding treasury stock, including 91.76% common shares and 64.60% preferred shares.

b. Corporate restructuring

In order to streamline the Company’s organizational structure, to rationalize the services provided by its subsidiaries and to concentrate service provision into two operating entities, namely the Company and its wholly-owned subsidiary (Telefônica Data S.A., TData or subsidiary), on March 15, 2012, the Company filed with the Brazilian National Telecommunications Agency (ANATEL) a request for previous approval of corporate restructuring, which became legally feasible due to legislation changes applicable to Fixed Switched Telephone Service (STFC) operators through Law No. 12485.

This corporate restructuring process was approved by ANATEL under Act No. 3043, of May 27, 2013, as published in the Federal Official Gazette (DOU) of May 29, 2013, subject to the conditions thereunder.

The Board of Directors’ meeting of June 11, 2013 approved the terms and conditions of the corporate restructuring process involving the Company’s wholly-owned subsidiaries and subsidiaries.

The corporate restructuring included spin-offs and mergers of subsidiaries and of companies directly or indirectly controlled by the Company, so that the economic activities other than telecommunications services, including the provision of Value Added Services as defined in article 61 of the General Telecommunications Law (LGT) (with such activities being jointly and generally referred to as SVAs), provided by the various wholly-owned subsidiaries/subsidiaries were concentrated in TData and the telecommunication services were consolidated by the Company.

All of the spin-offs or split-ups, as the case may be, and the merger of the net assets of the companies involved in the restructuring process took place on the same date and had the same base date (April 30, 2013), as follows: the Company merged (i) the net assets of TData, arising from its spin-off, corresponding to the activities related to the provision of service of Multimedia Communication Service (SCM); (ii) the net assets of Vivo S.A. (Vivo), arising from its split-up, corresponding to the use of Personal Communication Services (SMP), Multimedia Communication Services (SCM) and STFC in local, domestic and international long distance calls in regions I and II of the General Service Concession Plan (PGO); (iii) the net assets of ATelecom S.A. (ATelecom), arising from its split-up, corresponding to the activities related to the provision of Conditional Access Audiovisual Services (SEAC) (through DTH technology) and SCM; and (iv) Telefônica Sistema de Televisão S.A. (TST), which concentrated the activities related to the provision of SEAC and SCM services before its merger into the Company.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

The organization chart before the corporate restructuring is summarized as follows:

Please find below a brief description of spin-offs and mergers of companies involved in the Company’s corporate restructuring process.

Merger of Lemontree Participações S.A. (Lemontree), GTR-T Participações e Empreendimentos S.A. (GTR-T), Ajato Telecomunicações Ltda (Ajato), Comercial Cabo TV São Paulo S.A. (CaTV) and TVA Sul Paraná S.A. (TVA) pela TST: Immediately before the merger of TST into the Company, yet on the same date, TST merged its subsidiary Ajato and the Company's wholly-owned subsidiaries Lemontree and GTR-T as well as their related subsidiaries Sul Paraná and CaTV. These entities were valued under the provisions of article 227 of Law No. 6404/76, based on their respective book values as at April 30, 2013, as ratified by the general meeting held by TST. Merger thereof resulted in a R$102,512 increase in TST capital, under the terms of the Merger Protocol of these entities and of TST. After the merger  into TST of Lemontree, GTR-T, Ajato, CaTV and Sul Paraná ceased to exist. Except for the Company and TST, aforementioned companies were wholly-owned by T Brasil; therefore, the merger of these companies did not result in any refund to or protection of noncontrolling shareholders of the companies involved.

Merger of TST into the Company: TST was valued under the provisions of article 227 of Law No. 6404/76, based on its respective book value as at April 30, 2013. Considering the merger of Lemontree, GTR-T, Ajato, CaTV and Sul Paraná into TST immediately before the merger of TST into the Company, the total amount of TST net assets (corresponding to the sum of net assets of TST and of the companies merged into it) merged by the Company totaled R$226,106.

Merger of TData net assets: The net assets of TData related to SCM services were spun off and merged into T Brasil, in order to concentrate in its equity the net assets related to SVAs. The amount of TData net assets merged by the Company was valued under the terms of article 227 of Law No. 6404/76, based on its respective book value at April 30, 2013, as ratified by the Company’s general meeting. TData spun-off net assets totaled R$34,724.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Merger of Vivo net assets: Vivo was split up in order to segregate the operation of SMP, SCM and STFC activities in local, domestic and international long distance calls in regions I and II of PGO, with the related net assets being merged by the Company. Value-added services (SVAs) and other non-telecommunication services were merged into TData and Vivo ceased to exist. The amount of Vivo net assets merged by the Company was valued under the terms of article 227 of Law No. 6404/76, based on its respective book value at April 30, 2013, as ratified by the Company’s general meeting. These net assets totaled R$10,228,352.

Merger of ATelecom net assets: ATelecom was split up in order to segregate the net assets related to value-added services provided by ATelecom, which were merged into TData. The net assets of ATelecom’s remaining activities were merged into the Company and ATelecom ceased to exist. The amount of ATelecom net assets merged by the Company was valued under the terms of article 227 of Law No. 6404/76, based on its respective book value at April 30, 2013, as ratified by the Company’s general meeting. These net assets totaled R$348,624.

The merger of companies and net assets previously described did not result in any capital increase or issue of new Company shares; accordingly, the corporate restructuring did not result in any changes in interests currently held by Company shareholders.

There is no question of replacing shares of noncontrolling shareholders of the spun-off companies with shares of the merging company, since the Company was, upon the merger of net assets and/or companies, as the case may be, the sole shareholder of the companies spun off/ merged. Accordingly, an equity valuation report at market price was not prepared for calculating the noncontrolling share replacement ratio as defined in article 264 of Law No. 6404/76 and item VI, paragraph 1, article 2 of CVM Ruling No. 319/99, based on recent understandings expressed by the Brazilian Securities and Exchange Commission (CVM) regarding consultations in connection with similar restructuring processes and based on CVM Rule No. 559, of November 18, 2008.

The merger of entities and spun-off amounts previously described did not interrupt the operations and telecommunication services provided to their customers, and such services were entirely succeeded  by the Company.

Company General Shareholders’ Meeting held on July 1, 2013 approved aforementioned corporate restructuring and the organization chart is now as follows:

The restructuring has been accounted for as a reorganization of entities under common control without any substantive change to the equity value of the Company, since all of the entities involved were wholly-owned immediately before and immediately after the restructuring. Accordingly, the restructuring was recorded at the book values of the entities involved. However, as a result of the restructuring, the Company recognized a tax benefit and corresponding deferred tax asset for R$ 319.996, relating to certain tax attributes that were not expected to be realized by certain of the entities prior to the restructuring.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

c. Operations

The Company is primarily engaged in the rendering of land-line telephone and data services in the state of São Paulo, under Fixed Switched Telephone Service Concession Arrangement (STFC) and Multimedia Communication Service (SCM) authorizations, respectively. Also, the Company is authorized to render STFC services in Regions I and II of the General Service Concession Plan (PGO/2008) and other telecommunications services, such as SCM (data communication, including broadband internet), SMP (Personal Communication Services) and SEAC (Conditional Access Audiovisual Services) (especially by means of DTH and cable technologies).

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency (ANATEL), under the terms of Law No. 9472, of July 16, 1997 – General Telecommunications Law (“Lei Geral das Telecomunicações” - LGT),  amended by Laws No. 9986, of July 18, 2000 and No. 12485, of September 12, 2011. Operation of such concessions and authorizations is subject to supplementary regulations and plans issued.

c.1) STFC service concession arrangement

The Company is the grantee on an STFC concession to render land-line services in the local network and national long distance calls originated in sector 31 of region III, which comprises the state of São Paulo (except for cities within sector 33), as established in the General Service Concession Plan (PGO/2008).

The Company’s current STFC service concession arrangement is effective until December 31, 2025, and may be subject to reviews on December 31, 2015 and December 31, 2020.

In accordance with the service concession arrangement, every two years, during the arrangement’s 20-year term, the Company shall pay a fee equivalent to 2% (two percent) of its prior-year STFC revenue, net of applicable taxes and social contributions.

c.2) Authorizations and frequencies related to mobile telephone services

Frequency authorizations granted by ANATEL for mobile telephone services may be renewed only once, over a 15-year period, through payment, every two years after the first renewal, of fees equivalent to 2% (two percent) of the Company’s prior-year revenue, net of taxes and social contributions, related to the application of the Basic and Alternative Plans of Service.

In August 2013, the Company and ANATEL executed the authorization terms for the nonexclusive use of radiofrequency blocks, on a primary basis, as a result of the realignment of the “L” band in sub-bands from 1,975 MHz to 1,980 MHz for the mobile station transmission and from 2,165 MHz to 2,170 MHz for nodal station transmission.

These authorizations were issued for the remaining terms established under item 1.9 of Public Notice No. 002/2007/SPV-Anatel, of October 23, 2007, for valuable consideration, associated to the authorization for the rendering of SMP services, amendment No. 01 to authorization No. 078/2012/PVCP/SPV-Anatel of August 14, 2013, published in the Federal Official Gazette of August 16, 2013, effective until April 29, 2023, and may be extended only once, over a 15-year period. Effectiveness of these authorizations is subject to the compliance with the requirements defined in the agreements.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

The Company paid R$451,121 for the aforementioned authorizations, which were recorded as licenses under intangible assets (Note 14) and will be amortized over the remaining periods of the licenses.

Of the lots offered in the sale auctions of national 2.5 GHz bandwidths, linked to the 450 MHz bandwidth, conducted by ANATEL on June 12 and 13, 2012, Vivo (merged into the Company on July 1, 2013) was the winning bidder of lot 3, in accordance with public notice No. 004/2012/PVCP/SPV-Anatel for the sale of 4G broadband. The price offered for lot 3 was R$1,050,000.

On October 11, 2012, through Act No. 5907, ANATEL’s Board decided to approve the nonexclusive use of radiofrequency blocks, on a primary basis, in sub-bands 2550 through 2570 MHz / 2670 through 2690 MHz, in connection with the authorizations to operate the Personal Communications Service (SMP) granted to Vivo (merged into the Company on July 1, 2013), as well as of other radiofrequencies in the 2.5 GHz band by the respective winning bidders of the lots mentioned in the bid. The authorization terms of the above-mentioned radiofrequency bands were executed on October 16, 2012 and published in the Federal Official Gazette (DOU) on October 18, 2012.

Accordingly, upon the actual awarding of such lot, Vivo (merged into the Company on July 1, 2013) increased its service provision capacity powered by 4G technology nationwide and has since then operated in the 2.5GHz bandwidth, with 20+20 MHz  band. In addition to the 2.5GHz bandwidth, the acquired lot includes a 450 MHz bandwidth for rural areas in the Brazilian states of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, São Paulo and Sergipe.

In the fourth quarter of 2012, the total amount of R$1,050,000 was adjusted in accordance with the remaining life of licenses and recorded as licenses in intangible assets (Note 14).

The Company operates SMP services, in accordance with the authorizations given as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Operation Area	License Expiration
	450 MHz	800 MHz (1)	900 MHz	1800 MHz	1900 MHz (2)	2100 MHz (3)	2.5 GHz
Region 1
Rio de Janeiro	-	Bandwidth A – 11/29/20	Extension 1 - 04/30/23	Extensions 9 and 10 - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

Espírito Santo	-	Bandwidth A - 11/30/23	Extension 1 - 04/30/23	Extensions 9 and 10 - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

Amazonas, Roraima, Amapá, Pará and Maranhão	-	Bandwidth B - 11/29/28	Extension 2 - 04/30/23	Extensions 7, 9 and 10 - 04/30/23	-	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

Minas Gerais (except Triângulo Mineiro)	10/18/27	Bandwidth A - 04/29/23	Extension 2 - 04/30/23	Extensions 11 to 14 - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

Minas Gerais (Triângulo Mineiro)	10/18/27	-	Bandwidth E -04/28/20	Bandwidth E - 04/28/20	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

Bahia	-	Bandwidth A - 06/29/23	Extension 1 - 04/30/23	Extensions 9 and 10 - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

Sergipe	10/18/27	Bandwidth A - 12/15/23	Extension 1 - 04/30/23	Extensions 9 and 10 - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

Alagoas, Ceará, Paraíba, Pernambuco, Piauí and Rio Grande do Norte	10/18/27	-	-	Bandwidth E - 04/30/23 Extensions 9 and 10 - 04/30/23	Bandwidth L -12/07/22	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

Region 2
Paraná (except for Sector 20) and Santa Catarina	-	Bandwidth B - 04/08/28	Extension 1 - 04/30/23	Bandwidth M - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

Paraná Sector 20 - Londrina and Tamarana (5)	-	Bandwidth B - 04/08/28	-	Bandwidth M - 04/30/23 Extension 10 - 04/30/23	-	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

Rio Grande do Sul (except for Sector 30)	-	Bandwidth A - 12/17/22	Extension 1 - 04/30/23	Bandwidth M - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

Rio Grande do Sul - Sector 30 (Pelotas, Morro Redondo, Capão do Leão and Turuçu)	-	-	-	Bandwidths D and M - 04/30/23	Bandwidth L - 12/07/22	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

Federal District	-	Bandwidth A - 07/24/21	Extension 1 - 04/30/23	Bandwidth M - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

Goiás and Tocantins	-	Bandwidth A - 10/29/23	Extension 1 - 04/30/23	Bandwidth M - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

Goiás (Sector 25) (7)	-	-	-	Bandwidth M - 04/30/23 Extensions 7 to 10 - 04/30/23	Bandwidth L - 12/07/22	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

Mato Grosso	-	Bandwidth A - 03/30/24	Extension 1 - 04/30/23	Bandwidth M - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

Mato Grosso do Sul (except for Sector 22) (6)	-	Bandwidth A - 09/28/24	Extension 1 - 04/30/23	Bandwidth M - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

Mato Grosso do Sul (Sector 22 - Paranaíba)	-	-	-	Bandwidth M - 04/30/23 Extensions 7, 9 and 10 - 04/30/23	Bandwidth L - 12/07/22	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

Rondônia	-	Bandwidth A - 07/21/24	Extension 1 - 04/30/23	Bandwidth M - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

Acre	-	Bandwidth A - 07/15/24	Extension 1 - 04/30/23	Bandwidth M - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

Region 3
São Paulo (4)	10/18/27	Bandwidth A - 08/05/23	-	Extensions 9 and 10 - 04/30/23	Bandwidth L - 30/04/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

São Paulo (Ribeirão Preto, Guatapará and Bonfim Paulista) (4)	10/18/27	Bandwidth A - 01/20/24	-	Extensions 5, 9 and 10 - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

São Paulo (Franca area and region) (4)	10/18/27	Bandwidth A - 08/08/23	-	Extensions 5, 9 and 10 - 04/30/23	Bandwidth L - 04/30/23	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

São Paulo (Sector 33) (8)	-	-	-	Extensions 9 and 10 - 04/30/23	Bandwidth L - 12/07/22	Bandwidth J - 04/30/23	Bandwidth X - 10/18/27

(1) - All Licence Terms for Bandwidths A and B have already been renewed for another 15 years. Therefore, no further extension is permitted (30 year-license completed).
(2) - The License Terms for Bandwith L linked to Bandwidth A or B were renewed in the same period for those Bandwidths.
(3) - Bandwidths "L", which were realigned with Bandwidth J, now have the same extension date as the latter (this issue has been considered for the realignment price calculation.
(4) - In SP, only in municipalities with CN from 13 to 19, VIVO has 450 MHz licenses expiring at 10/18/27.
(5) - Paraná - Sector 20 of PGO - Londrina and Tamarana.
(6) - Mato Grosso do Sul - Sector 22 of PGO - Paranaíba.
(7) - Goiás - Sector 25 do PGO - Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão.

(8) - São Paulo - Sector 33 of PGO - Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

d. Share trading on stock exchanges

The Company is listed in the Brazilian Securities and Exchange Commission (CVM) as a publicly-held company under Category A (issuers authorized to trade any marketable securities) and has shares traded on the São Paulo Stock Exchange (BM&FBovespa). It is also listed in the US Securities and Exchange Commission (SEC), and its level II American Depositary Shares (ADS), backed by preferred shares only, are traded on the New York Stock Exchange (NYSE).

d.1) Shares traded on BM&F Bovespa

On September 21, 1998, the Company started trading its shares on BM&F Bovespa, under tickers TLPP3 and TLPP4, for common and preferred shares, respectively.

In the Special Shareholders’ Meeting of Vivo Participações S.A. (Vivo Part.) and Telecomunicações de São Paulo S. A. (Telesp) held on October 3, 2011, the merger of Vivo Part. into Telesp was approved. On the same date, its corporate name changed to Telefonica Brasil S.A. and on October 6, 2011, the Company changed its ticker codes to VIVT3 and VIVT4 for common and preferred shares, respectively, and the stock exchange code to Telefonica Brasil.

d.2) Shares traded on NYSE

On November 16, 1998, the Company started trading ADS on NYSE, which currently has the following main characteristics:

•         Type of shares: preferred.

•         Each ADS represents 1 (one) preferred share.

•         Shares are traded as ADS under ticker “VIV” on NYSE.

•         Foreign depositary bank: Citibank N.A.

•         Custodian bank in Brazil: Citibank N.A.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

e. Agreement between Telefónica S.A. and Telecom Italia

TELCO S.p.A. (in which Telefónica S.A. held a 46.18% interest) has a 22.4% interest with voting rights in Telecom Italia, being the major shareholder of that company. The Company is an indirect subsidiary of Telefónica S.A., and Telecom Italia holds an indirect interest in TIM Participações S.A. (TIM), a Brazilian telecommunications company. Neither Telefónica S.A., nor Telefonica Brasil or any other affiliate of Telefónica S.A. interfere in, are involved with or have decision-making powers over TIM operations in Brazil, also being lawfully and contractually forbidden to exercise any type of political power derived from indirect interest held as concerns operations in Brazil, directly related to TIM operations. TIM (Brazil) and Telefonica Brasil compete in all markets in which they operate in Brazil under permanent competitive stress and, in this context, as well as in relation to the other economic players in the telecommunications industry, maintain usual and customary contractual relations with one another (many of which are regulated and inspected by ANATEL) and/or which, as applicable, are informed to ANATEL and Brazil’s Administrative Council for Economic Defense (CADE), concerning the commitments assumed before these agencies so as to ensure total independence of their operations.

On September 24, 2013, Telefónica S.A., entered into an agreement with the other shareholders of the Italian company TELCO SpA (which holds a 22.4% voting in Telecom Italia SpA), whereby:

1)     Telefonica SA subscribed and paid up capital in Telco, SpA through a contribution of  324 million euros, receiving shares without voting rights of TELCO, SpA. As a result of this capital increase, the share capital of Telefónica S.A. voting in Telco, SpA remaining unchanged (remaining at 46.18%), although their economic participation rose to 66%. Thus, the governance of TELCO S.p.A., as well as the obligations of Telefónica S.A. to abstain from participating in or influencing the decisions that impact the industries where they both operate, remained unchanged.

2)     Subject to obtaining the required previous approvals from antitrust authorities and telecommunications regulatory agencies as applicable (including Brazil and Argentina), Telefónica S.A. will be involved in another capital increase in TELCO S.p.A. amounting to 117 million Euros, receiving shares with no voting rights of TELCO, SpA. As a result of this capital increase, the share capital of Telefónica S.A. voting in Telco, SpA increased its total interest to 70%, with the 46.18% interest held in shares with voting rights remaining unchanged.

3)     Beginning as of January 1st, 2014, following approvals from antitrust authorities and telecommunications regulatory agencies as applicable (including Brazil and Argentina), Telefónica S.A. will be entitled to convert all or part of nonvoting shares into common shares with voting rights, limited however to a 64.9% interest in TELCO S.p.A. voting capital.

4)     Italian shareholders of TELCO S.p.A. granted Telefónica S.A. an option to purchase all of their shares in TELCO S.p.A.. Exercising this call option is also subject to obtaining the required previous approvals from antitrust authorities and telecommunications regulatory agencies as applicable (including Brazil and Argentina), beginning eligible after January 1st 2014, whenever the Shareholders’ Agreement remains in full force and effect, except (i) between June 1 and June 30, 2014 and between January 15 and February 15, 2015; and (ii) during certain periods in case the Italian shareholders of TELCO S.p.A. request the entity’s spin-off.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Until the date of preparation of the consolidated financial statements the approval required to implement the transactions agreed on September 24, 2013 by Telefonica S.A. and other shareholders of Italian society TELCO, S.p.A has not been obtained.

On December 4, 2013, the Brazilian Antitrust Enforcement Agency (CADE) announced the following decisions:

1)     Approve, subject to the limitations described below, the acquisition, by Telefónica S.A., of the total interest held by Portugal Telecom, SGPS SA e PT Móveis – Serviços de Telecomunicações, SGPS, SA (PT) in Brasilcel NV, which controlled Brazilian mobile telecommunications operator Vivo Participações S.A. (Vivo Part.).

The transaction has been approved by ANATEL and its completion (requiring no prior approval from CADE at the time) took place immediately after approval from ANATEL, on September 27, 2010.

The liminations imposed by CADE on its decision are as follow:

a)  a new shareholder share control over Vivo Part. with Telefónica S.A., adopting the same conditions applied to PT when it held an interest in Brasilcel NV., or

b)  Telefónica S.A. shall cease to have, either directly or indirectly, an equity interest in TIM Participações S.A..

2)     Impose a R$15 million fine on Telefónica S.A. for violating the will and purpose of the agreement executed by and between Telefónica S.A. and CADE (as a requirement to approve the initial purchase transaction of Telecom Italia in 2007), due to the subscription and payment, by Telefónica S.A., of TELCO S.p.A. nonvoting shares in the context of its recent capital increase. This decision also requires Telefónica S.A. to dispose of its nonvoting shares held in TELCO S.p.A..

The deadline for compliance with the conditions and obligations imposed by CADE in both decisions were classified as confidential by CADE.

At December 13, 2013, Telefónica S.A. published a material news release regarding the decisions made by CADE in the meeting held on December 4, 2013, stating that it considered the measures imposed by that agency to be unreasonable, thus considering the possibility of starting applicable legal proceedings.

In this context, and in order to strengthen its firm commitment to the obligations previously assumed by Telefónica S.A. to keep away from Telecom Italia's business in Brazil, Telefónica S.A. pointed out, in a relevant fact release that Mr. César Alierta Izuel and Mr. Julio Linares López had decided to resign with immediate effect, from the position of Directors at Telecom Italia. Additionally, Mr. Julio Linares López decided to resign, with immediate effect, from his position on the list presented by TELCO S.p.A. for a potential re-election to the Board of Directors of Telecom Italia.

Likewise, Telefónica S.A., notwithstanding the rights defined in the Shareholders’ Agreement of TELCO S.p.A, stated in a relevant fact that it decided not to exercise, for now, its right to appoint or suggest two Directors at Telecom Italia.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

2.    BASIS OF PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

2.1 - Basis of preparation and presentation

The Company’s financial statements for the years ended December 31, 2013 and 2012 are presented in thousands of reais (unless otherwise stated) and were prepared under a going concern assumption.

The financial statements were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value or considering the mark-to-market valuation when these items are classified as available for sale.

The financial statements were prepared based on several valuation bases used in accounting estimates. Accounting estimates involved in the preparation of the financial statements are based on objective and subjective factors and management’s judgment to determine the adequate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include selection of useful lives and recoverability of property and equipment, measurement of financial assets at fair value, credit risk analysis to determine the allowance for doubtful accounts, as well as the analysis of other risks to determine other provisions, including the provision for contingencies.

Settlement of transactions involving these estimates may result in amounts significantly different than those recorded in the financial statements due to the criteria inherent in the estimation process. The Company reviews its estimates at least annually.

The individual financial statements were prepared and are presented in accordance with the accounting policies adopted in Brazil, which comprise the standards issued by the Brazilian Securities and Exchange Commission (CVM) and the pronouncements of the Brazilian FASB (CPC), in conformity with the standards and procedures of the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), except for investments in subsidiaries - valued under the equity accounting method, while under IFRS rules the investments are measure by cost or fair value.

The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), which do not differ from the accounting practices adopted in Brazil, comprising the standards issued by the Brazilian Securities and Exchange Commission (CVM) and CPCs.

The financial statements report includes comparative consolidated information in relation to the previous year. Additionally, the Company presents the balance sheet and the cash flow statement at the beginning of the earliest comparative period when it applies an accounting policy retrospectively, makes a retrospective restatement of items in its financial statements, or when it reclassifies items in its financial statements. The additional balance sheet as at January 1, 2012 is included in the accompanying financial statements, which are in conformity with the international financial reporting standards issued by the IASB.

Considering the net assets received by the Company as a result of the corporate restructuring process described in Note 1b), the individual financial statements as at December 31, 2013 are not comparable to those as at December 31, 2012.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

The accompanying financial statements were authorized for issue by the Company’s management in a meeting held on February 17, 2014, as ratified by the Board of Directors in a meeting held on February 25, 2014.

The Company hereby states that the consolidated financial statements are in conformity with the IFRS as issued by the IASB, in addition to the pronouncements, interpretations and guidelines issued by the CPC in effect as at December 31, 2013, which include the new pronouncements, interpretations and amendments to the following standards, amendments and interpretations published by the IASB and by the IFRS Interpretations Committee (IFRIC), effective as of January 01, 2013:

New IFRS and interpretations of the IFRIC with no significant impact on the financial position shown in these financial statements:

IAS 1 Presentation of Financial Statements - Presentation of Items of Other Comprehensive Income The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income (OCI). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g., net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendments became effective for annual periods beginning on or after July 1, 2012. The application of these amendments affects presentation only and has no impact on the Company’s and its subsidiary’s financial position or performance.

IAS 19 Employee Benefits (Revised): The IASB has issued a number of amendments to IAS 19. These amendments include not only basic changes, such as the elimination of the “corridor” approach and the concept of expected return on plan assets, but also simple clarifications regarding valuation, devaluation and remeasurement. This amendment became effective for annual periods beginning on or after January 1, 2013. The application of this amendment has no significant impact on the Company’s and its subsidiary’s financial position or performance.

IAS 28 Accounting for Investments in Associates and Joint Ventures (revised in 2011): As a consequence of the new IFRS 11 and IFRS 12, IAS 28 has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. This amendment became effective for annual periods beginning on or after January 1, 2013. The application of this amendment has no impact on the Company’s and its subsidiary’s financial position or performance.

IFRS 1 First-time Adoption of International Financial Reporting Standards (IFRS): These amendments changed the meaning of effective IFRSs. According to this amendment, an entity may choose to apply either a current standard or a new standard that is not yet mandatory, but that permits early adoption, provided either the standard is applied consistently throughout the periods. The Company did not choose for the early application of any standards.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7): These amendments require an entity to disclose information about rights to set-off and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set off in accordance with IAS 32. This amendment became effective for annual periods beginning on or after January 1, 2013. The application of these amendments affects presentation only and has no impact on the Company’s and its subsidiary’s financial position or performance.

IFRS 10 Consolidated Financial Statements, and IAS 27 Separate Financial Statements: IFRS 10 replaces the portion of IAS 27 Consolidated and Separate Financial Statements that addresses the accounting for consolidated financial statements. It also addresses the issues raised in SIC-12 Consolidation -Special Purpose Entities. IFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by IFRS 10 require management to exercise significant judgment to determine which entities are controlled and therefore are required to be consolidated by a parent, compared with the requirements that were in IAS 27. This standard became effective for annual periods beginning on or after January 1, 2013. The Company reviewed this standard and did not identify significant impacts on its financial statements.

IFRS 12 Disclosure of Interests in Other Entities: IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. This standard became effective for annual periods beginning on or after January 1, 2013. The application of this standard affects disclosures only and has no impact on the Company’s and its subsidiary’s financial position or performance.

IFRS 13 Fair Value Measurement: IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. Additionally, at December 12, 2013 amendments to IFRS 13 were introduced with immediate effect. The IASB stated in "Basis for Conclusions" that short-term receivables and account payables with no outstanding interest may be recognized considering the invoice amount where the effect of discounting be quantified as immaterial. This standard became effective for annual periods beginning on or after January 1, 2013. The application of this standard has no impact on the Company upon first-time adoption.

IAS 34 Interim financial reporting: The amendment aligns the disclosure requirements for total segment assets with total segment liabilities in interim financial statements. This clarification also ensures that interim disclosures are aligned with annual disclosures. These improvements became effective for annual periods beginning on or after January 1, 2013. The application of this standard has no impact on the annual financial statements of the Company.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

New IFRS and interpretations of the IFRIC with impact on the financial position shown in these financial statements:

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly-controlled Entities - Non-monetary Contributions by Venturers. IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method. The application of this new standard impacted the Company’s financial position and eliminated the proportionate consolidation of Aliança Atlântica Holding B.V. (Aliança), Companhia Aix de Participações (AIX) and Companhia ACT de Participações (ACT). Accordingly, investments in these entities were accounted for using the equity method. This standard became effective for annual periods beginning on or after January 1, 2013, and is to be applied retrospectively for joint arrangements held at the date of initial adoption.

In order to facilitate understanding the effects arising from application of this standard, we present below the consolidated financial statements as at January 1 and December 31, 2012, with corresponding adjustments and some reclassifications for better presentation of the consolidated information:

Consolidated Balance Sheet as at January 1, 2012

ASSETS	Balance sheet as of 01.01.12, disclosed as of 12.31.12	Adjustments for adoption of IFRS 11 and Reclassifications	Balance sheet as of 01.01.12., disclosed as of 12.31.13
Current assets
Cash and cash equivalents	2,940,342	(50,799)	2,889,543
Trade accounts receivable, net (a)	5,105,860	22,282	5,128,142
Dividend and interest on equity	-	772	772
Taxes recoverable	2,495,066	(1)	2,495,065
Other assets (a)	1,268,850	(22,628)	1,246,222
Total current assets	11,810,118	(50,374)	11,759,744

Noncurrent assets
Deferred taxes	1,428,878	(1,379)	1,427,499
Judicial deposits and garnishments	3,374,690	(200)	3,374,490
Other assets	1,630,848	(52,244)	1,578,604
Investments	37,835	114,421	152,256
Property, plant and equipment, net	17,153,920	(7,399)	17,146,521
Intangible assets, net	30,053,684	(4,237)	30,049,447
Total noncurrent assets	53,679,855	48,962	53,728,817

Total assets	65,489,973	(1,412)	65,488,561

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

LIABILITIES AND EQUITY	Balance sheet as of 01.01.12, disclosed as of 12.31.12	Adjustments for adoption of IFRS 11 and Reclassifications	Balance sheet as of 01.01.12., disclosed as of 12.31.13
Current liabilities
Personnel, social charges and benefits	495,624	(97)	495,527
Trade accounts payable	6,037,315	834	6,038,149
Taxes, charges and contributions	1,691,991	(254)	1,691,737
Loans, financing and lease (b)	988,413	11,669	1,000,082
Other liabilities (b)	3,526,920	(11,716)	3,515,204
Total current liabilities	12,740,263	436	12,740,699

Noncurrent liabilities
Personnel, social charges and benefits (d)	-	15,160	15,160
Deferred taxes	788,954	-	788,954
Loans, financing and lease (b)	3,959,115	9,398	3,968,513
Provisions (c)	3,147,085	(309,057)	2,838,028
Liabilities with post-retirement benefit plans (c)	-	308,893	308,893
Other liabilities (b) (d)	1,523,771	(26,242)	1,497,529
Total noncurrent liabilities	9,418,925	(1,848)	9,417,077

Equity	43,330,785	-	43,330,785

Total liabilities and equity	65,489,973	(1,412)	65,488,561

(a)  Amounts recorded as other accounts receivable were reclassified from “Other assets” to “Accounts receivable, net” (Notes 11 and 6).

(b)  Finance lease amounts were reclassified from “Other obligations” to “Loans, financing and finance lease” (Notes 22 and 18.1).

(c)  Actuarial liabilities of post-employment benefit plans were reclassified from “Provisions” to a specific line “Obligations with post-employment benefit plans” (Notes 20 and 35).

(d)  Liabilities relating to share-based payment plans were reclassified from “Other obligations” to “Personnel, social charges and benefits” (Notes 22 and 15).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Consolidated Balance Sheet as at December 31, 2012

ASSETS	Balance sheet disclosed as of 12.31.12	Adjustments for adoption of IFRS 11 and Reclassifications	Balance sheet as of 12.31.12., disclosed as of 12.31.13
Current assets
Cash and cash equivalents	7,196,079	(62,594)	7,133,485
Trade accounts receivable, net (a)	5,513,436	33,502	5,546,938
Dividend and interest on equity	-	1,140	1,140
Taxes recoverable	2,052,423	(2)	2,052,421
Other assets (a)	1,510,004	(34,807)	1,475,197
Total current assets	16,271,942	(62,761)	16,209,181

Noncurrent assets
Deferred taxes	1,029,598	(1,710)	1,027,888
Judicial deposits and garnishments	3,909,474	(206)	3,909,268
Other assets	1,399,830	(47,797)	1,352,033
Investments	23,683	119,198	142,881
Property, plant and equipment, net	17,610,851	(6,707)	17,604,144
Intangible assets, net	30,009,289	(3,592)	30,005,697
Total noncurrent assets	53,982,725	59,186	54,041,911

Total assets	70,254,667	(3,575)	70,251,092

LIABILITIES AND EQUITY	Balance sheet disclosed as of 12.31.12	Adjustments for adoption of IFRS 11 and Reclassifications	Balance sheet as of 12.31.12., disclosed as of 12.31.13
Current liabilities
Personnel, social charges and benefits	416,355	(103)	416,252
Trade accounts payable	5,889,377	(309)	5,889,068
Taxes, charges and contributions	1,781,480	(230)	1,781,250
Loans, financing and lease (b)	1,255,323	14,799	1,270,122
Other liabilities (b)	4,194,936	(14,836)	4,180,100
Total current liabilities	13,537,471	(679)	13,536,792

Noncurrent liabilities
Personnel, social charges and benefits (d)	-	13,224	13,224
Loans, financing and lease (b)	3,756,001	18,460	3,774,461
Provisions (c)	3,846,899	(393,262)	3,453,637
Liabilities with post-retirement benefit plans (c)	-	392,269	392,269
Other liabilities (b) (d)	4,433,176	(33,587)	4,399,589
Total noncurrent liabilities	12,036,076	(2,896)	12,033,180

Equity	44,681,120	-	44,681,120

Total liabilities and equity	70,254,667	(3,575)	70,251,092

(a)  Amounts recorded as other accounts receivable were reclassified from “Other assets” to “Accounts receivable, net” (Notes 11 and 6).

(b)  Finance lease amounts were reclassified from “Other obligations” to “Loans, financing and finance lease” (Notes 22 and 18.1).

(c) Actuarial liabilities of post-employment benefit plans were reclassified from “Provisions” to a specific line “Obligations with post-employment benefit plans” (Notes 20 and 35).

(d) Liabilities relating to share-based payment plans were reclassified from “Other obligations” to “Personnel, social charges and benefits” (Notes 22 and 15).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Consolidated Income Statement for the year ended December 31, 2012

	Income statement as of 12.31.12, disclosed as of 12.31.12	Adjustments for adoption of IFRS 11 and Reclassifications	Income statement as of 12.31.12, disclosed as of 12.31.13
Net operating revenue	33,931,422	(11,766)	33,919,656
Cost of sales	(16,564,464)	7,020	(16,557,444)
Gross profit	17,366,958	(4,746)	17,362,212
Selling expenses	(8,693,696)	-	(8,693,696)
General and administrative expenses	(2,148,476)	3,168	(2,145,308)
Other operating income, net	687,503	209	687,712
Equity pickup	-	588	588
Income before financial income (expenses)	7,212,289	(781)	7,211,508
Financial income	1,281,554	(449)	1,281,105
Financial expenses	(1,572,369)	-	(1,572,369)
Income before taxes	6,921,474	(1,230)	6,920,244
	(2,469,293)	1,230	(2,468,063)
Net income for the period	4,452,181	-	4,452,181

Consolidated Statement of Cash Flow for the year ended December 31, 2012

	Cash flow statement as of 12.31.12, disclosed as of 12.31.12	Adjustments for adoption of IFRS 11 and Reclassifications	Cash flow statement as of 12.31.12, disclosed as of 12.31.13
Income before taxes	6,921,474	(1,230)	6,920,244
Expenses (revenues) not representing changes in cash	6,139,975	7,947	6,147,922
(Increase) decrease in operating assets:	(557,118)	317,349	(239,769)
Increase (decrease ) in operating liabilities:	(2,771,162)	(3,238)	(2,774,400)
Total cash generated by (used in) operating activities	9,733,169	320,828	10,053,997

Cash generated by (used in) investing activities	(3,397,253)	(323,586)	(3,720,839)

Cash generated by (used in) financing activities	(2,080,179)	(9,037)	(2,089,216)

Increase (decrease) in cash and cash equivalents	4,255,737	(11,795)	4,243,942

Cash and cash equivalents at beginning of year	2,940,342	(50,799)	2,889,543
Cash and cash equivalents at end of year	7,196,079	(62,594)	7,133,485

Changes in cash and cash equivalents for the year	4,255,737	(11,795)	4,243,942

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Consolidated Statement of Value Added for the year ended December 31, 2012

	Statement of value added as of 12.31.12, disclosed as of 12.31.12	Adjustments for adoption of IFRS 11 and Reclassifications	Statement of value added as of 12.31.12, disclosed as of 12.31.13
Revenues	46,224,912	(14,185)	46,210,727
Inputs acquired from third parties	(15,700,903)	7,102	(15,693,801)
Gross value added	30,524,009	(7,083)	30,516,926

Retentions	(5,493,159)	1,383	(5,491,776)

Net value added generated	25,030,850	(5,700)	25,025,150

Value added received in transfer	1,281,553	139	1,281,692

Total value added to be distributed	26,312,403	(5,561)	26,306,842

Distribution of value added	(26,312,403)	5,561	(26,306,842)
Personnel, social charges and benefits	(2,185,653)	1,183	(2,184,470)
Taxes, charges and contributions	(15,933,036)	3,867	(15,929,169)
Debt remuneration	(2,982,393)	(381)	(2,982,774)
Equity remuneration	(4,452,181)	-	(4,452,181)
Other	(759,140)	892	(758,248)

New IFRS and IFRIC interpretations not yet in effect as at December 31, 2013

The following IFRS and IFRIC interpretations had been published by the date of these financial statements, but their application was not mandatory:

IFRS 2 Share-based Payment:  These amendments changed the settings relating to the purchase and implementation is effective beginning on or after 1 July 2014. The Company did not expect any significantly impact in its financial statements considering this change.

IFRS 3 Business Combinations:  The amendments changed the accounting for contingent consideration in a business combination. Contingent consideration on acquisition of a business that is not classified as equity are subsequently measured at fair value through profit or loss, whether or not included in the scope of IFRS 9 Financial Instruments. These changes are effective for new business combinations after July 1st, 2014 . The Company consider the application of these changes to any business combinations that occur beginning on or after 1 July 2014.

IFRS 8 Operating Segments:  The changes are related to the aggregation of operating segments, which can be combined / aggregated whether they are in accordance with the criteria of the rule , in other words, if the segments have similar economic characteristics and are similar in other qualitative aspects. If they are combined, the entity shall disclose the economic characteristics used to assess whether the segments are similar. These amendments take effect beginning on or after 1 July 2014. Considering the fact that the Company and its subsidiaries operates in one operating segment, is not expected to significantly impact its financial statements and disclosure.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

IFRS 9 Financial Instruments: IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, postponed to a undefined date.. In subsequent phases, the IASB will address hedge accounting and impairment of financial assets. The adoption of the first phase of IFRS 9 will have an effect on the classification and measurement of the Company’s financial assets, but will not have an impact on classification and measurements of financial liabilities. The Company will quantify the effect in conjunction with the other phases of IASB project, when the final standard consolidating all phases is issued.

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27): The amendments will be effective for annual periods beginning on or after January 1, 2014, providing an exception to the consolidation requirements for a reporting entity that meets the definition of an investment entity under IFRS 10. This exception requires an investment entity to account for its investments in subsidiaries at fair value in profit or loss. The Company does not expect these amendments to significantly impact its financial statements, given that none of its subsidiaries qualifies as an investment entity.

IFRS 13 Fair Value Measurement:  The amendment prospectively after July 1st, 2014 . The change is related to the application of the exception financial assets portfolio, financial liabilities and other contracts. The Company and its subsidiary will evaluate the effect of implementation of new business beginning on or after 1 July 2014.

IAS 16 Property Plant and Equipment and IAS 38 Intangible Assets:  The amendment to IAS 16.35 (a) and IAS 38.80 (a) clarifies that a revaluation can be made as follows: i) adjust the gross carrying amount of the asset at market value or , ii) determine the market value and adjust the gross carrying amount proportionally, so that the resulting carrying amount is equal to the market value. IASB also clarified that the accumulated depreciation / amortization is the difference between the gross carrying amount and the carrying amount of the asset ( ie gross book value - depreciation / accumulated amortization = book value). The amendment to IAS 16.35 (b) and IAS 38.80 (b) clarifies that the accumulated depreciation / amortization is eliminated so that the gross carrying amount and the book value is equal to market value. The changes will take effect retrospectively beginning on or after 1 July 2014. Implementation of these changes have no impact on the financial or operational condition of the Company and its subsidiary at the time. Whereas the reassessment of fixed assets and intangible assets is not allowed in Brazil, the Company do not expect impact on your financial statements.

IAS 24 Related Party Disclosures:  The amendment clarifies that an entity's providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity. In addition, an entity that uses a management entity shall disclose the expenses incurred by management services. The changes will take effect retrospectively beginning on or after 1 July 2014. The Company does not expect these amendments significantly impacting its financial statements.

IAS 32 Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32: These amendments clarify the meaning of “currently has a legally enforceable right to set off the recognized amounts” and the criteria that would qualify for settlement the settlement mechanisms of clearing house systems that are not simultaneous. These amendments will become effective for annual periods beginning on or after January 1, 2014. The Company does not expect these amendments to significantly impact its financial statements.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

IFRIC 21 Levies: IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment occurs. For a levy that is triggered upon reaching a minimum threshold, the interpretation clarifies that no liability is recognized before the specified minimum threshold is reached. IFRIC 21 becomes effective for annual periods ending on or after January 1, 2014. The Company does not expect IFRIC 21 to significantly impact its financial statements.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting - Amendments to IAS 39: The amendments provide a relief on the discontinuation of hedge accounting in certain circumstances in which a hedging instrument is to be novated. These amendments will become effective for annual periods beginning on or after January 1, 2014. These amendments shall apply to future novations of derivatives.

IAS 40 Investment Property:  This amendment clarifies the relationship between the definitions of IFRS 3 and IAS 40 on the classification of the investment property or owner-occupied property. The description of ancillary services in IAS 40 that differentiates between investment properties and owner occupied property (IFRS 3) is used to determine whether the transaction is a purchase of an asset or a business combination. This amendment is effective prospectively beginning on or after 1 July 2014. The Company will evaluate any possible impact in case of transactions occur after the effective date.

2.2 - Basis of consolidation and significant changes at consolidation level

On consolidation, all intercompany assets, liabilities, income and expenses, as well as equity interests held, are eliminated in full.

Information on investees is described below:

Telefônica Data S.A. (TData): Headquartered in Brazil, the business purpose of this entity is to provide and operate telecommunications services; provide value added services (SVAs); provide integrated business solutions in telecommunications and related activities; manage the provision of technical assistance and maintenance services of telecommunications equipment and network, consulting services regarding telecommunications solutions and related activities, and design, implementation and installation of telecommunication-related projects; sell and lease telecommunications equipment, products and services, value-added services or any other related services, provided or supplied by third parties; provide third parties with telecommunications infrastructure; manage and/or develop activities that are necessary or useful for performing such services in accordance with applicable law; provide business trading services in general and provide technical support services in IT, including consulting, installation and maintenance of goods, applications and services, licensing or sub licensing of any kind of software, and storage and management of data and information. On July 1, 2013, part of its net assets were spun-off and merged into the Company and, on the same date, parts of the net assets of Vivo and ATelecom were merged into TData (Note 1b).

Vivo S.A. (Vivo): Headquartered in Brazil, the business purpose of this entity was, until June 30, 2013, to operate SMP services, including activities necessary or useful for the performance of these services, in conformity with the authorizations it was granted.

Vivo was split up and merged into the Company and TData on July 1, 2013 (Note 1b).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

A. Telecom S.A. (ATelecom): Headquartered in Brazil, the business purpose of this entity was, until June 30, 2013, to manage the rendering of telecommunication and installation services, to operate and maintain Internet, Intranet and Extranet solutions, business representation, mediation, intermediation and distribution of goods, to sell, agency, lease and maintain of telecommunication and general IT systems, equipment and devices, to provide advisory and technical support services regarding specification, implementation and maintenance of new voice, data and image systems, to import and export goods and services that are useful for the performance of its business purpose and to hold interests in the capital of other Brazilian or foreign entities, as a partner, shareholder or member. ATelecom was split up and merged into the Company and TData on July 1, 2013 (Note 1b).

Telefônica Sistema de Televisão S.A. (TST): Headquartered in Brazil, the business purpose of this entity was, until June 30, 2013, to provide Multichannel Multipoint Distribution Service (MMDS) type pay television services, in addition to general telecommunication and Internet services. TST was merged into the Company on July 1, 2013 (Note 1b).

Ajato Telecomunicações Ltda. (Ajato): Headquartered in Brazil, the business purpose of this entity was, until June 30, 2013, to provide telecommunication and IT services, to sell, lease, import, export, maintain and repair related equipment. Ajato was merged into TST (later merged into the Company) on July 1, 2013 (Note 1b).

GTR-T Participações e Empreendimentos S.A. (GTR-T): Headquartered in Brazil, the business purpose of this entity was, until June 30, 2013, to hold interests in other companies engaged in rendering pay and cable television services, telecommunication services in general, acquisition, licensing, import and distribution of own or third-party television programs, replacement parts and equipment, management and operation of telecommunication and pay television service platforms. A GTR-T was merged into TST (later merged into the Company) on July 1, 2013 (Note 1b).

TVA Sul Paraná S.A. (Sul Paraná): Headquartered in Brazil, the business purpose of this entity was, until June 30, 2013, to render pay and cable television services, telecommunication services in general, to acquire, license, import and distribute own or third-party television programs, replacement parts and equipment, to manage and operate telecommunication and pay television service platforms and to publish periodicals. A Sul Paraná was merged into TST (later merged into the Company) on July 1, 2013 (Note 1b).

Lemontree Participações S.A. (Lemontree): Headquartered in Brazil, the business purpose of this entity was, until June 30, 2013, to hold interests in other companies engaged in rendering pay and cable television services, telecommunication services in general, acquisition, licensing, import and distribution of own or third-party television programs, replacement parts and equipment, management, updating and operation of telecommunication and pay television service platforms and management and selling of data. A Lemontree was merged into TST (later merged into the Company) on July 1, 2013 (Note 1b).

Comercial Cabo TV São Paulo S.A. (CaTV): Headquartered in Brazil, the business purpose of this entity was, until June 30, 2013, to render pay television services, to provide general telecommunication advisory and consulting services, to acquire, license, import and distribute own or third-party television programs, replacement parts and equipment, to manage update and operate all types of advertising and publicity. A CaTV was merged into TST (later merged into the Company) on July 1, 2013 (Note 1b).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Aliança Atlântica Holding B.V. (Aliança): Headquartered in Amsterdam, Netherlands, this entity has a 50% interest held by Telefônica Brasil and cash generated from sale of Portugal Telecom shares in June 2010. Through May 8, 2012, the Company held equity interest in Zon Multimédia, a Portugal Telecom group company that renders services involving pay television, Internet, distribution of audiovisual contents, cinema and telecommunication services. This equity interest was disposed of on May 8, 2012.

Companhia AIX de Participações (AIX): Headquartered in Brazil, this entity is engaged in holding an interest in Refibra consortium, and in performing activities related to the direct and indirect operation of activities related to the construction, completion and operation of underground networks or optical fiber ducts.

Companhia ACT de Participações (ACT): Headquartered in Brazil, this entity is engaged in holding an interest in Refibra consortium, and in performing activities related to the rendering of technical support services for the preparation of projects and completion of networks, by means of studies required to make them economically feasible, and monitor the progress of Consortium-related activities.

Direct and indirect subsidiaries and jointly controlled entities, as well as the percentage of interest held by the Company as of December 31, 2013 and 2012 are as follows:

At December 31, 2013

	Direct ownership interest
Investees	Investor	Interest held	Total interest held

Wholly-owned subsidiaries
TData	Telefônica Brasil	100.00%	100.00%

Jointly controlled entities
Aliança	Telefônica Brasil	50.00%	50.00%
AIX	Telefônica Brasil	50.00%	50.00%
ACT	Telefônica Brasil	50.00%	50.00%

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

At December 31, 2012

	Direct ownership interest		Indirect ownership interest
Investees	Investor	Interest held	Investor	Interest held	Total interest held

Wholly-owned subsidiaries
Vivo	Telefônica Brasil	100.00%	-	-	100.00%
TData	Telefônica Brasil	100.00%	-	-	100.00%
ATelecom	Telefônica Brasil	100.00%	-	-	100.00%
TST	Telefônica Brasil	100.00%	-	-	100.00%
Ajato	-	-	TST	100.00%	100.00%
GTR-T	Telefônica Brasil	100.00%	-	-	100.00%
Sul Paraná	Telefônica Brasil	79.29%	GTR-T	20.71%	100.00%
Lemontree	Telefônica Brasil	100.00%	-	-	100.00%
CaTV	Telefônica Brasil	78.48%	Lemontree	21.52%	100.00%

Jointly controlled entities
Aliança	Telefônica Brasil	50.00%	-	-	50.00%
AIX	Telefônica Brasil	50.00%	-	-	50.00%
ACT	Telefônica Brasil	50.00%	-	-	50.00%

The main events and changes at the consolidation level, which, given their significance, should be considered for the purpose of reviewing the consolidated financial information for the years ended December 31, 2013 and 2012 are described below:

2013 - Corporate restructuring

In order to streamline the Company’s organizational structure, to rationalize the services provided by its subsidiaries and to concentrate service provision in two operating entities, namely the Company and its wholly-owned subsidiary TData, on March 15, 2012, the Company filed with the ANATEL a request for previous approval of corporate restructuring, which became legally feasible due to legislation changes applicable to STFC operators through Law No. 12485.

This corporate restructuring process was approved by ANATEL under Act No. 3043, of May 27, 2013, as published in the DOU of May 29, 2013, subject to the conditions thereunder (Note 1b).

2012 - Acquisition of Lemontree and GTR-T shares

On June 6, 2012, the Company exercised its option to purchase (a) the remaining 71,330,508 common shares of Lemontree, which controls CaTV, corresponding to 51% of the voting capital; and (ii) the remaining 923,778 common shares of GTR-T, holder of 50.9% of Sul Paraná common shares previously held by Abril group. The call option exercised on that date completes the acquisition of Lemontree and GTR-T remaining shares, which started with the partial exercise of the call option implemented on September 29, 2011, with the acquisition of Lemontree common shares, representing 49% of its capital. Amounts corresponding to the acquisition of the remaining common shares of Lemontree and GTR-T totaled R$37,737 and R$6,434, respectively.

This transaction was accounted for as an acquisition of non-controlling shareholders’ interests for the purpose of disclosure and measurement in these financial statements.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Upon exercising this option, the Company became holder of 100% of the shares representing the voting and total capital of Lemontree and GTR-T and, indirectly, of the cable TV service operators located in the cities of São Paulo, Curitiba, Foz do Iguaçu and Florianópolis.

2012 - Disposal of shares of Zon Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

On May 8, 2012, the Company disposed of 1,618,652 (1,196,395 directly and 422,257 indirectly through Aliança Atlântica) common shares representing 0.52% of the voting capital of Zon Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. (ZON). Consolidated net income (amount obtained from disposal of shares held and divestiture of investments) from this transaction amounted to R$1,486.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a) Cash and cash equivalents

Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investing or any other purposes. The Company considers cash equivalents to be short-term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. An investment normally qualifies as a cash equivalent if it has a short-term maturity, e.g. three months or less, from the date of acquisition (Note 5).

b) Accounts receivable, net

Trade accounts receivable are stated at the amount of services rendered under agreed-upon conditions, net of the allowance for doubtful accounts. These include services rendered to customers not yet billed to the balance sheet date, as well as receivables for the sale of cell phones, simcards and accessories. The allowance for doubtful accounts is recognized at an amount sufficient to cover losses, if any, and primarily considers the expected default level (Note 6).

c) Inventories

Inventories are carried at the lower of average acquisition cost and net realizable value, and include cell phones, simcards, prepaid cards, accessories, consumables and supplies. Net realizable value is the selling price in the ordinary course of business, less estimated costs necessary to make the sale (Note 7).

A provision for impairment losses is recognized for supplies and devices deemed obsolete or stored in quantities higher than what the Company usually sells in a given period of time.

d) Prepaid expenses

These are stated at amounts actually disbursed on services acquired but not yet incurred. Prepaid expenses are recognized in the income statement as the related services are provided and the economic benefits flow to the Company (Note 10).

e) Investments

The Company’s investments in investees (subsidiaries or jointly-controlled entities) are accounted for using the equity method in the individual financial statements. In the consolidated financial statements investments in subsidiaries are consolidated in full.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Under the equity method, the investment is carried in the balance sheet at cost plus post-acquisition changes in the Company’s share of net assets acquired.

The income statement reflects the share of the results of operations of the investees. Where there has been a change recognized directly in the equity of the investees, the Company recognizes its share of any changes and discloses this, when applicable, in the statement of changes in equity and in the statement of comprehensive income.

The financial statements of the investees are prepared for the same reporting period as the Company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

After application of the equity method, the Company determines whether it is necessary to recognize an additional impairment loss on the Company’s investment in its investees. The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case the Company calculates the amount of impairment as the difference between the recoverable amount of the investees and their carrying value and recognizes the amount in the income statement.

Upon loss of significant influence over the investee, the Company measures and recognizes any retaining investment at its fair value. Any difference between the carrying amount of the investees upon loss of significant influence and the fair value of the retaining investment and proceeds from disposal is recognized in profit or loss.

On consolidation, all intercompany assets, liabilities, income and expenses, as well as equity interests held, are eliminated in full, considering the Company’s proportionate share in the net assets of the investee.

Foreign exchange differences in the net assets of Aliança (jointly-controlled entity) are recognized in the Company’s equity as “Cumulative Translation Adjustment”.

f) Fixed assets, net

Fixed assets are stated at acquisition and/or construction cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Such cost includes the borrowing costs for long-term construction projects if the recognition criteria are met, and is stated net of ICMS (State VAT) credits, which were recorded as recoverable taxes.

Asset costs are capitalized until the asset becomes operational. Costs incurred after the asset becomes operational and that do not improve the functionality or extend the useful life of the asset are immediately expensed, under the accrual method of accounting. When significant parts of fixed assets are required to be replaced at intervals, the Company recognizes such parts as individual assets with specific useful life and depreciation. Likewise, expenses that represent asset improvement (expanded installed capacity or useful life) are capitalized. All other repair and maintenance costs are recognized in the income statement as incurred.

The present value of the expected cost for the decommissioning of towers and equipment on leased property is capitalized in the cost of the respective asset matched with the provision for dismantling obligations (Note 20) and depreciated over the useful life of the related assets, which do not exceed the lease term.

Depreciation is calculated on a straight-line basis over the useful life of assets, at rates that take into consideration the estimated useful life of assets based on technical studies. The assets’ residual values, useful life and methods of depreciation are reviewed at each financial year end and adjusted prospectively, if appropriate.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

A fixed asset item is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement when the asset is derecognized.

g) Intangible assets, net (including goodwill at the consolidated level)

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition.

Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is reflected in the income statement in the year in which the expenditure is incurred.

The useful life of intangible assets are assessed as either finite or indefinite, as follows:

•      Intangible assets with finite life are amortized over the useful economic life using the straight-line method and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed on an annual basis. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite life is recognized in the income statement in the cost/expense category consistent with the function of the intangible assets. Intangible assets include the rights to use software acquired from third parties, authorizations and licenses granted by ANATEL, customer portfolio, trademarks and other intangible items.

•      Intangible assets with indefinite useful life are not amortized, but are tested for impairment annually, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis. Goodwill arising from investment acquisition is assessed as having an indefinite useful life.

Gains and losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the income statement when the asset is derecognized.

h) Leases

The determination of whether an arrangement is, or contains, a lease is based on the substantive aspects regarding the use of a specific asset or assets or the right to use an asset, at inception date.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Leases which transfer to the Company or subsidiary substantially all the risks and benefits incidental to ownership of the leased item are classified as finance leases. These are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Initial direct costs incurred in negotiating a lease are added to the carrying amount of the leased asset. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Implicit interest recognized in liabilities is allocated to the income statement over the lease term or using the effective interest rate method.

Amounts recorded as finance leases are depreciated over the estimated useful life of the assets. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Leases in which a significant part of the risks and benefits of ownership are retained by the lessor are classified as operating leases, and the effects are recognized in the income statement over the lease term.

The Company or subsidiary has lease arrangements classified as finance leases both as a lessor and as a lessee.

•      As a lessor: lease of IT equipment (Produto Soluciona TI) for which the Company recognizes revenue, upon inception, at the present value of lease payments matched with accounts receivable.

•      As a lessee transmission equipment and media arising from a joint construction agreement with another telecomm operator, based on an optical network linked to the power transmission line, interconnecting the northern Brazilian cities to the Company’s national backbone and lease of towers and rooftops (arising from sale and finance leaseback, for which the net book value of the assets upon disposal remained unchanged, a liability was recognized at the present value of minimum lease payments and deferred income was recorded at the difference between the selling price and the mentioned present value.

The difference between the nominal amount of lease payments and booked accounts receivable/payable is recognized as finance income/expenses using the effective interest rate method over the lease term (Note 18.1).

i) Analysis of the recoverability of non- financial assets

The Company and subsidiary annually review the net book value of assets in order to evaluate events or changes in economic, operating or technological circumstances that may indicate impairment losses. Where such evidence is identified, and the carrying amount of an asset exceeds its recoverable amount, an impairment provision is recognized and the carrying amount is written down to its recoverable amount.

An asset’s (or the cash generating unit (CGU) that it belongs) recoverable amount is the higher of its value in use and fair value less costs to sell.

In assessing an asset’s or the CGU’s value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate (based on the Capital Asset Pricing Model - CAPM) that reflects the weighted average cost of capital and the specific risks of the asset or CGU.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Fair value less costs to sell is determined considering, whenever possible, outright sale agreements in arm’s length transactions between knowledgeable and willing parties less costs of disposal; if no outright sale agreements can be identified, this will be based on the market price of an active market or the price of the most recent transaction involving similar assets.

Impairment losses of continuing operations, including impairment on inventories, are recognized in the income statement in those expense categories consistent with the function of the impaired asset.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased.

A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s or CGU’s recoverable amount since the last impairment loss was recognized.

The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the income statement.

The following assets have specific characteristics for impairment testing:

i.1) Goodwill: Goodwill is tested for impairment annually at the reporting date or before that when circumstances indicate that the carrying value may be impaired.

Where the recoverable amount is less than the carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods

i.2) Intangible assets: Intangible assets with indefinite useful life are tested for impairment annually at the reporting date either individually or at the CGU level, as appropriate, and when circumstances indicate that the carrying value may be impaired.

i.3) Determination of value in use: The key assumptions used to estimate value in use are:

•           Revenue:  Revenue is projected considering the growth in customer base, the evolution of market revenue in view of GDP and the Company’s share in this market;

•           Operating costs and expenses: Variable costs and expenses are projected in accordance with the dynamics of the customers base, and fixed costs are projected in line with the historical performance of the Company, as well as with revenue growth; and

•           Capital investments: Investments in capital goods are estimated considering the technological infrastructure necessary to enable the provision of services.

The key assumptions are based on historical performance of the Company and subsidiary and, reasonable macroeconomic assumptions justified based on financial market projections, documented and approved by the Company’s management.

The impairment test of the Company and subsidiary’s fixed and intangible assets did not result in recognition of impairment losses for the years ended December 31, 2013 and 2012, since their estimated market value is greater than the net carrying amount as of the estimation date.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

j) Business combination and goodwill

Business combinations are accounted  using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred measured at acquisition date fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Any subsequent changes in fair value of contingent consideration classified as an asset or liability are to be recognized in either profit or loss or other comprehensive income. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a CGU and part of the operation within that CGU is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstance is allocated based on the relative fair values of the disposed operation and the portion of the CGU retained.

k) Financial instruments – initial recognition and subsequent measurement

(i) Financial Assets

Initial recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company and subsidiary determine the classification of its financial assets at initial recognition, as it becomes an integral part of contractual provisions of the instruments.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

All financial assets are initially recognized at fair value, plus, in case of investments not designated at fair value through profit or loss, transaction costs directly attributable to the acquisition of the financial asset.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company and subsidiary commit to purchase or sell the asset.

The Company’s and subsidiary financial assets include cash and cash equivalents, trade accounts receivable and other receivables, trade and non-traded financial instruments and derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification, which may be as follows:

Financial assets at fair value through profit or loss: These include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments taken out by the Company and subsidiary that do not meet the hedge accounting criteria, as defined by applicable standards. Financial assets at fair value through profit or loss are presented in the balance sheet at fair value, with the corresponding gains or losses recognized in the income statement.

Loans and receivables: These are non-derivative financial assets, with fixed or determinable payments, not traded in an active market. After the initial measurement, these financial assets are recorded at amortized cost under the effective interest method (effective interest rate), net of impairment, if and where applicable. The amortized cost is calculated in view of any discount or premium on the acquisition and rates or costs incurred. The amortization under the effective interest method is included in the financial income line in the statement of income. Impairment is recognized as financial expenses in the statement of income, if and where applicable.

Investments held to maturity: These are non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held to maturity whenever the Company and subsidiary expressed the intention and financial capacity to hold them to maturity. After the initial valuation, investments held to maturity are valued at amortized cost under the effective interest method, net of impairment. The amortized cost is calculated in view of any discount or premium on the acquisition and rates or costs incurred. The amortization of effective interest is included in financial income, in the statement of income. Losses on impairment are recognized as financial expenses in the statement of income. The Company and its subsidiaries did not record investments held to maturity during the years ended December 31, 2013 and 2012.

Financial assets available for sale: These are non-derivative financial assets not classified as: (i) loans and receivables, (ii) investments held to maturity or (iii) financial assets at fair value through profit or loss. These financial assets include equity and debt instruments. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or in response to changes in the market conditions.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

After the initial measurement, financial assets available for sale are measured at fair value, and unrealized gains and losses are recognized directly in the reserve for assets available for sale in other comprehensive income until the investment is written off, except for impairment losses, interest calculated using the effective interest rate method and foreign exchange gains and losses on monetary assets recognized in the income statement.

When the investment is derecognized or when impairment loss is identified, cumulative gains or losses previously recognized in other comprehensive income (loss) shall be recognized in the income statement.

The fair value of financial assets available for sale denominated in foreign currency is measured in the foreign currency and translated at the spot exchange rate of balance sheet date.

Fair value changes attributable to translation differences are recognized directly in equity.

Derecognition (write-offs)

A financial asset (or, whenever the case, a part of a financial asset, or a part of a group of similar financial assets) is derecognized when:

• The rights to receive the cash flows from the asset have expired;

• The Company and subsidiary has transferred its rights to receive cash flows of the asset  or has assumed an obligation to fully pay the cash flows received, without significant delay to a third party under an onlending agreement, and (i) the Company transferred  substantially all risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all risks and rewards related to the asset, but has transferred control over the asset.

When the Company or subsidiary has transferred its rights to receive the cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards related to the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset.

(ii) Impairment of financial assets

The Company and subsidiary assesses at the balance sheet dates whether there is any objective evidence of impairment of the financial asset or group of financial assets. A financial asset or group of financial assets is considered to be impaired only if there is an objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (an incurred “loss event”) and this loss event impacted the estimated future cash flow of the financial asset or group of financial assets that can be reliably measured.

Evidence of impairment loss may include indication that the borrowing parties are going through significant financial hardship. The probability that they will go bankrupt or other financial reorganization, that there will be default or late payment of interest or principal may be indicated by a measurable drop in the estimated future cash flows, such as changes in maturity or economic conditions related to defaults.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Financial assets at amortized cost

With regard to financial assets at amortized cost, first, the Company or subsidiary individually tests whether there are clear evidence of impairment for each financial asset individually significant or group of financial assets that are not individually significant. If the Company concludes that there is no impairment evidence for a financial asset individually tested, whether significant or not, the asset is included in a group of financial assets with similar characteristics of credit risk and is tested as a whole in relation to impairment. Assets that are individually tested for impairment, and for which impairment loss is or continues to be recognized, are not included in any group of financial assets to be tested for impairment.

When there is clear evidence of impairment, the impairment loss is measured as the difference between the asset book value and the present value of the estimated future cash flows (excluding future credit losses expected but not incurred). The present value of estimated future cash flows is discounted at the original effective interest rate for the financial asset.

The asset book value is decreased by a provision and the loss amount is recognized in the income statement. Loans, jointly with the corresponding provision, are written off when there is no realistic perspective of its future recovery and all guarantees have been realized or transferred to the Company. If in a subsequent year the estimated impairment loss increase or decrease due to an event occurring after the impairment loss recognition, the loss previously recognized is increased or decreased, adjusting itself with the provision. In case of future recovery, if any, of an amount written off, this recovery is recognized in the income statement.

Available for sale financial investments

The Company and subsidiary assesses at the balance sheet dates whether there is objective evidence that an investment is impaired.

In the case of equity investments classified as available-for-sale, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost.

When there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement – is removed from equity and recognized in the income statement. Increases in their fair value after impairment are recognized directly in other comprehensive income

In the case of debt instruments classified as available for sale, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement.

Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

(iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are initially classified as financial liabilities measured at fair value through profit or loss, loans and financing, accounts payable, or derivatives classified as hedging instruments, as the case may be. The Company and subsidiary determines the classification of its financial liabilities upon their initial recognition.

Financial liabilities are initially recognized at fair value plus, in the case of loans and financing, transaction cost directly attributable thereto.

Company's and subsidiary financial liabilities include trade and other accounts payable, loans and financing agreements, and derivative financial instruments.

Subsequent measurement

Measurement of financial liabilities depends on their classification, which can be as follows:

Financial liabilities at fair value through profit or loss: these include financial liabilities designated upon initial recognition at fair value through profit or loss. This category includes derivative financial instruments taken out by the Company and subsidiary that do not meet the hedge accounting criteria, as defined by applicable standards.

The Company and subsidiary did not designate any financial asset at fair value through profit or loss at the initial recognition.

Loans and financing: After initial recognition, loans and financing subject to interest are subsequently measured at amortized cost, using the effective interest rate method. Gains and losses are recognized in the income statement when the liabilities are derecognized and through the amortization process under the effective interest rate method.

Derecognition (write offs)

A financial liability is written off when the obligation thereunder is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender with substantially different terms, or terms of an existing liability are substantially modified, such replacement or modification is treated as write-off of original liability and recognition of a new liability, and the difference in corresponding carrying amounts is recognized in the income statement.

(iv) Offsetting of financial instruments –net disclosure

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet if, and only if, there is a current enforceable legal right of offsetting the amounts recognized and if there is the intention to offset or realize the asset and settle the liability simultaneously.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

(v) Fair value of financial instruments

The fair value of financial instruments actively traded in organized financial markets is determined based on purchase prices quoted in the market at close of business at balance sheet date, without any deduction for transaction costs.

The fair value of financial instruments for which there is no active market is determined by using valuation techniques. These techniques may include the use of recent market transactions (on an arm’s length basis); reference to the current fair value of another similar instrument, analysis of discounted cash flows or other valuation models.

l) Derivative financial instruments and hedge accounting

The Company uses derivative financial instruments, such as currency and interest rate swaps, to provide hedge against the risk of changes in exchange rates.

Derivative financial instruments designated in hedging transactions are initially recognized at fair value on the date in which the derivative agreement is entered into, being subsequently revaluated also at fair value. Derivatives are presented as financial assets when the fair value of the instrument is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income.

For the purpose of hedge accounting, hedges are classified as: cash flow hedges and fair value hedges.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

As for cash flow hedges, the hedge relationship documentation also includes the highly probable forecast nature of the transaction as well as the periods expected to transfer gains or losses arising from hedge instruments from equity the income statement. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

The Company’s contracts are classified as cash flow hedges when they protect from changes in cash flows that are attributable to a particular risk associated to a recognized liability that may affect the result of operations, and as fair value hedges when they protect from changes in the fair value of an identified part of certain liabilities that are attributable to a particular risk and may affect the result of operations.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Cash flow Hedges

Cash flow hedges meeting the recording criteria are accounted for as follows: (i) the portion of gain or loss from the hedge instrument determined as effective hedge shall be recognized directly in equity (in other comprehensive income) and (ii) the ineffective portion of gain or loss from the hedge instrument shall be recognized in the statement of income.

When the Company’s documented risk management strategy for a specific hedging relationship excludes from the hedge  effectiveness evaluation a specific component of gain or loss or the related cash flows from the hedging instrument, this excluded component of gain or loss is promptly recognized in financial income (expense).

The amounts recorded in other comprehensive income are promptly transferred to the income statement when the hedged transaction affects P&L, for instance, when hedged financial income or expense is recognized or when an expected sale takes place. When the hedged item is the cost of a non-financial asset or liability, the amounts recorded in equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge fails to meet the hedge accounting criteria, any cumulative gain or loss previously recognized in other comprehensive income remains separately in equity until the forecast transaction occurs or the firm commitment is fulfilled.

Fair value hedges

Fair value hedges meeting the recording criteria are accounted for as follows: (i) gain or loss from changes in fair value of a hedge instrument shall be recognized in the income statement as finance costs; and (ii) gain or loss from a hedged item attributable to the hedged risk shall adjust the recorded amount of the hedged item to be recognized in the statement of income, as finance costs.

For fair value hedges relating to items carried at amortized cost, any adjustment to carrying value is amortized through profit or loss over the remaining term of the hedge using the effective interest rate method. The effective interest rate amortization may begin as soon as an adjustment exists and no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If the hedged item is derecognized, the unamortized fair value is recognized immediately in profit or loss.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in profit and loss.

Current versus noncurrent classification

Derivative instruments not classified as effective hedge instrument are classified as current or non-current or segregated into short and long term portions based on an evaluation of the contracted cash flows.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

•  When the Company and its subsidiary expect to hold a derivative as an economic hedge (and do not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as noncurrent (or separated into current and noncurrent portions) consistently with the classification of the underlying item.

•   Derivative instruments that are designated as, and are effective hedging instruments, are classified consistently with the classification of the underlying hedged item.

The derivative instrument is separated into a current portion and a noncurrent portion only if a reliable allocation can be made.

m) Fair value measurement

The Company and subsidiary measures financial instruments, such as derivatives and non-financial assets, at fair value at each reporting date.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction to sell the asset or to transfer the liability will take place either:

• In the principal market for the asset or liability; or

• In the absence of a principal market, in the most advantageous market for the asset or liability.

The Company and subsidiary must have access to the principal (or most advantageous) market.

The fair value of an asset or liability is measured based on the assumption that market participants would use to define the price of an asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company and its subsidiary use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All the assets and liabilities for which a fair value is measured or disclosed in financial statements are categorized within the fair value hierarchy described below, based on the lowest level input that is significant to the entire fair value measurement.

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: valuation techniques for which the lowest level input that is significant to the fair value measurement is either directly or indirectly observable.

Level 3: valuation techniques for which the lowest level input that is significant to the fair value measurement is not observable.

For assets and liabilities recognized in the financial statements on a recurring basis, the Company and subsidiary determines whether there have been transfers among hierarchy levels, revaluing their categorization (based on the lowest level input that is significant to the entire fair value measurement) at the end of each reporting period.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

For fair value disclosure purposes, the Company and subsidiary determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as described above.

For the year ended December 31, 2013, there were neither transfers between “level 1” and “level 2” fair value measurements nor transfers between “level 3” and “level 2” fair value measurements. The Company has no financial instruments categorized within level 3 of the fair value hierarchy.

The fair values of financial instruments measured at amortized cost are described in Note 36.

n) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily requires more than 18 months to get ready for its intended use or sale are capitalized as part of the underlying asset cost.

All other borrowing costs are expensed in the period they incur. Borrowing costs include interest expense and other costs incurred by an entity in respect of borrowings.

o) Interest on shareholders´ equity and dividends

Interest on shareholders´ equity

Brazilian legislation allows companies to pay interest on shareholders´ equity, which is similar to payment of dividends; however, this is deductible for income taxes calculation purposes. The amount due accrued by the Company and subsidiary in its accounting records in compliance with Brazilian tax law is matched against the financial expenses account in the income statement for the year and, for the presentation of these financial statements, such expense is reversed against a direct charge to equity, resulting in the same accounting treatment adopted for dividends. The distribution of interest on shareholders´  equity to shareholders is subject to withholding income tax at a 15% rate.

Dividends

The mandatory minimum dividends are recorded in the balance sheets as legal obligations (provisions in current liabilities), and the dividends in excess of such minimum amount, still not approved by the Shareholders’ Meeting, are recorded in equity as dividend reserve.

p) Provisions

General

Provisions are recorded when the Company or subsidiary have a present (legal or constructive) obligation arising from past events, the settlement of which is expected to result in an outflow of economic benefits, in an amount that can be reliably estimated. Provisions are adjusted at balance sheet date considering the probable amount of loss and the nature of each contingency (Note 20).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Provisions for contingencies are presented at their gross amount, less the corresponding judicial deposits, and are classified as provisions for civil, labor, tax and regulatory contingencies. Judicial deposits are classified as assets if the conditions required for their net presentation with the provision are not available.

Provisions for civil, labor, tax and regulatory contingencies

The Company and subsidiary are party to labor, tax, civil and regulatory claims and set up a provision for contingencies likelihood of loss of which was estimated as probable. Assessment of the likelihood of loss includes analysis of available evidence, hierarchy of laws, available case law, recent court rulings and their relevance in the legal system, as well as the evaluation of outside legal advisors. Provisions are reviewed and adjusted to take into account changes in circumstances, such as the applicable statute of limitations, tax audit conclusions or additional exposures identified based on new matters or court decisions.

Provision for demobilization of assets

This refers to costs to be incurred due to the return to the owners of the sites (locations intended for tower and equipment installation at leased property) under the same conditions at the time of execution of the initial lease agreement.

Demobilization costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the particular asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to demobilization liability. The unwinding of the discount is expensed as incurred and recognized in the income statement as a finance cost. The estimated future costs of demobilization are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

Contingent liabilities recognized in a business combination

A contingent liability recognised in a business combination is initially measured at its fair value.

Subsequently, it is measured at the higher of: i) the amount that would be recognized in accordance with the requirements for provisions above or; ii)  the amount initially recognised less, when appropriate, cumulative amortization recognized in accordance with the requirements for revenue recognition.

q) Taxes, charges and contributions

Acronyms of the taxes, charges and contributions described in these financial statements are as follows:

CIDE – Contribution Tax for Intervention in the Economic Order – Federal Tax;

COFINS – Contribution Tax on Gross Revenue for Social Security Financing – Federal Tax;

CSLL – Social Contribution Tax on Net Profit – Federal Tax;

FISTEL – Telecommunications Inspection Fund;

FUNTTEL – Telecommunications Technology Development Fund;

FUST – Universal Telecommunication Services Fund;

ICMS – State VAT – State Tax;

IOF – Tax on Financial Transactions – Federal Tax;

IRPJ – Corporate Income Tax – Federal Tax;

IRRF – Withholding Income Tax – Federal Tax;

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

ISS – Service Tax – Local Tax;

PIS – Contribution Tax on Gross Revenue for Social Integration Program – Federal Tax;

TFF – Inspection and Operation Fees; and

TFI – Inspection and Installation Fees.

Current income and social contribution taxes

The carrying amount of assets and liabilities related to the current tax of the last year and prior years corresponds to the amount estimated to be recovered from or paid to tax authorities. The tax rates and laws used in calculating the amounts referred to above are those in effect at the balance sheet date. In the balance sheet, current taxes are presented net of prepayments throughout the year.

Current income and social contribution taxes related to items directly recognized in equity are also recognized in equity. Management periodically assesses the tax position for the cases in which tax regulations require interpretation, and sets up provisions when necessary.

Deferred taxes

Deferred tax is generated from temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts.

Deferred tax assets are recognized for all deductible temporary differences and unused tax credits and losses, to the extent that taxable profit will likely be available so that deductible temporary differences can be realized and such unused tax credits and losses can be used, except: (i) when the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction other than a business combination and does not impact, at the transaction date, the book profit or income or loss for tax purposes; and (ii) on deductible temporary differences related to investments in subsidiaries, where deferred tax assets are recognized only to the extent that it is probable that temporary differences will be reversed in the near future and taxable profit will likely be available so that temporary differences can be used.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Derecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax liabilities are recognized for all temporary tax differences, except: (i) when the deferred tax liability arises from initial recognition of goodwill, or an asset or liability in a transaction other than a business combination, and does not affect book profit or tax income or loss on the transaction date; and (ii) on temporary tax differences related to investments in subsidiaries, in which temporary difference reversal period can be controlled and temporary differences are not likely to be reversed in the near future.

Deferred tax assets and liabilities are measured at the tax rate expected to be applicable for the year the asset will be realized or the liability will be settled, based on tax rates (and tax law) published as of the balance sheet date.

Deferred tax assets and liabilities are not discounted to present value and are classified in the balance sheet as noncurrent, regardless of the expected realization.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Tax effects of items directly recorded in equity are also recognized in equity. Deferred tax items are recognized based on the transaction in which deferred tax was originated, in comprehensive income or directly in equity.

Deferred tax assets and liabilities are presented net if there is a legal or constructive right to offset tax assets against tax liabilities and when deferred taxes refer to the same taxable entity and are subject to the same tax authority.

Sales taxes

Revenue from services rendered is subject to ICMS or ISS taxation at the rates in force in each area and to PIS and COFINS taxation on a cumulative basis for revenue from telecommunication services, at 0.65% and 3.00%, respectively. Other revenue earned by the Company and subsidiary, including revenue from resale of goods, on a noncumulative basis, is taxed at 1.65% and 7.60% for PIS and COFINS, respectively, and by ICMS at the rates in force in each State.

Prepaid or recoverable taxes are recorded in current or noncurrent assets according to their estimated realization.

Provisional Measure ( MP ) No. 627

On November 11, 2013 was issued Provisional Measure No. 627 , which introduces a number of changes in the income tax legislation, social contribution, PIS, COFINS, among which are:

i) Repeal of Tax Regime (RTT ), established by Law No. 11.941/09 of 27 May 2009, beginning on 1 January 2015, optional basis, beginning on January 1 , 2014 ; and

ii) Amendment of specific provisions of Decree - Law No. 1.598/77 with the objective of adapting the tax law with corporate law and accounting standards, due to the extinction of the RTT and the need to establish a new way of calculating the income tax and social contribution.

As permitted by Article No. 71 of this MP, the Company will opt for adoption of the provisions contained in Articles 1 to 66, when applicable, as of January 1 , 2014 , so the Federal Revenue of Brazil ( RFB ) define the shape, the term and conditions for that option.

r) Other assets and liabilities

An asset is recognized in the balance sheet when it is likely that its future economic benefits will flow to the Company or subsidiary, and its cost or value can be reliably measured.

A liability is recognized in the balance sheet when the Company or subsidiary have a legal or constructive obligation as a result of a past event and it is probable that an outflow of funds will be required to settle it.

Assets and liabilities are classified as current or noncurrent. An asset is classified as current when:

•   it is expected to be realized or it is intended to be sold or used in the regular operating cycle;

•   it is held primarily for trading;

•   it is expected to be realized within 12 months from the reporting date; or

•  cash or cash equivalents, unless there are limitations on its swap or it is used to settle a liability for at least 12 months after the reporting period.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

All other assets are classified as noncurrent.

A liability is classified as current when:

•   it is expected to be settled in the regular operating cycle;

•   it is held primarily for trading;

•   it is expected to be realized within 12 months from the reporting date; or

•  there is no unconditional right to defer the settlement of the liability for at least 12 months from the reporting date.

All other liabilities are classified as noncurrent.

s) Present value adjustment of assets and liabilities

Current and noncurrent monetary assets and liabilities are adjusted to present value whenever the effects are considered significant on the overall financial information. The present value adjustment is calculated using contractual cash flows and the explicit interest rate, and in certain cases the implicit interest rate, of respective assets and liabilities.

As such, the interest rates accrued on revenues, expenses and costs associated with these assets and liabilities are discounted with a view to recognizing them on an accrual basis. Subsequently, interest thereof is reallocated to financial income and expenses in the income statements by using the effective interest rate method in relation to the contractual cash flows. Implicit interest rates then applied were determined based on assumptions and are considered accounting estimates.

Based on the analysis performed and on management best estimates, the Company and subsidiary concluded that the adjustment to present value of current monetary assets and liabilities is immaterial in relation to the overall financial statements, and thus did not record any adjustment.

t) Government grants and assistance

Government grants are recognized when there is reasonable assurance that the benefit will be received and the corresponding conditions were met. When the benefit refers to expense item, it will be recorded in income in equal amounts throughout the expected useful life of the corresponding benefit, on a systematic basis in relation to cost of which the benefit intends to settle.

When the Company receives non-monetary benefits, the asset and the benefit are recorded at nominal value and reflected in the income statement over the expected useful life of the asset, at equal annual amounts. The loan or assistance is initially recognized or measured at fair value. A government grant is measured as the difference between the initial carrying amount of the loan and proceeds therefrom. A loan is subsequently measured in accordance with the accounting policy.

When loans or similar assistance are provided by governments or related institutions, with an interest rate below the current applicable market rate, the effect of this favorable interest is regarded as a government grant.

The Brazilian tax legislation (Provisional Executive Order (MP) No. 2199-14, of August 24, 2001, as amended by Law No. 11196, of November 21, 2005), enabled legal entities holding enterprises located in areas under the supervision of Supervisory Authority for Development of the Amazon (SUDAM) and Superintendency for the Development of the Northeast (SUDENE), whose activity fall under an economy sector considered a priority, under the Executive branch ruling, to claim income tax reduction under the terms thereof.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Through the acquisition of Vivo Part. and Vivo, the Company benefits from a 75% income tax reduction, calculated based on profit from tax incentive operations (lucro da exploração) in the north region of Minas Gerais and Vale do Jequitinhonha and in the Brazilian states of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia and Roraima. This benefit will be effective up to 2013.

The profit generated by the portion subject to such benefit was excluded from calculation of dividends and may be only used in cases of capital increase or absorption of losses.

 The financing lines through Banco Nacional de Desenvolvimento (BNDES), with interest rates lower than those prevailing in the market, under the scope of IAS 20/CPC 7, are recorded at fair value based on market rates. Adjustment arising from the comparison of the amount measured based on the rate agreed is upon accounted for as deferred revenue (Note 21).

u) Revenue recognition

Revenues substantially correspond to value of considerations received or receivable arising from the provision of telecommunications services and sale of goods are presented net of taxes, discounts and returns (in case of sale of goods) thereon. Revenues and expenses are stated on the accrual basis of accounting.

Revenue is recognized when it is probable that future economic benefits will flow to the Company and subsidiary, when it can be reliably measured, costs incurred in the transaction can be measured, the risks and benefits have been substantially transferred to the buyer and when specific criteria are met for every activity of the Company and subsidiary.

The Company and subsidiary assess its revenue arrangements against specific criteria to determine if it is acting as principal or agent. The Group has concluded that it is acting as a principal in all of its revenue arrangements, except for infrastructure swap revenue.

Revenues of the Company and subsidiary comprise basically the voice portal, data and additional telecommunication services that are offered to customers through fixed-price traffic packs (paid on a monthly basis) or based on customers’ consumption, remuneration network usage and sales of goods.

Recognition of revenues from telecommunication services

Revenues from telecommunication services provided are recorded on the accrual basis based on the amounts agreed upon. Local and long-distance calls are billed by the measurement process under the legislation in force. The services billed on fixed monthly amounts are calculated and accounted for on a straight-line basis. Unbilled revenues from the last billing up to the balance sheet date is recognized in the month in which the service is provided.

Revenues related to public phone cards sales are deferred and recognized in the income statement based on the estimated usage of cards.

Revenues related to pre-paid mobile recharge credits, as well as taxes payable due are deferred and recognized in the income statement to the extent services are effectively provided.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Revenues from equipment lease contracts classified as finance lease agreement are recognized in installation of equipment upon effective transfer of risk. Revenue is recognized at present value of future minimum payments provided for in contract.

Revenues from services are basically subject to the following indirect taxes: ICMS, PIS, COFINS and ISS.

Recognition of revenue and cost of goods sold

Revenues and cost of goods sold (mobile phones, simcards and accessories) are recorded when risks and rewards inherent to such goods are transferred to buyer. Sales made in own stores are recognized upon sale to final consumer. Revenues and costs of goods sold by dealers are recognized in the P&L when the device is activated, limited to 90 days after the date of sale.

Customer loyalty program

The Company has a loyalty points program that enables  customers to accumulate points while paying bills regarding the usage of the services offered. The accumulated points may be exchanged for telephone sets or services, conditional upon obtaining a minimum balance of points by customer. The consideration received is allocated to the cost of sets or services at fair value. The fair value of these points is determined by dividing the discount granted by the number of points required for the redemption based on the such fidelity program. The fair value of the accumulated balance of points generated is deferred and recognized as revenue upon redemption of points.

The number of points to be accounted for is determined through statistical techniques that consider assumptions and historical data on expected redemption rates, such as, expiration percentage and cancellation of points. These estimates are subject to variations and uncertainties due to changes in the behavior of customers’ redemptions (Note 21).

Membership fee and promotional campaigns

Participation fees paid for promotional campaigns by customers of the Company are deferred and recorded in P&L throughout the duration of such campaign.

Agreements combining more than one element

Commercial packages offered by the Company that combine different elements are analyzed to determine whether it is necessary to separate the different elements identified, adopting the recognition criteria that is most adequate to each situation. The total revenue generated by the package sale is distributed among its elements, which were identified at their fair values.

The fair value determination of each element then identified implies the need for complex estimates given the nature of the business.

A possible change in fair values estimates could affect the distribution of revenues between components and consequently the deferred revenues.

v) Financial income and expenses

These include interest and monetary and exchange variations arising from short-term investments, derivative transactions, loans, financing, debentures, adjustments to present value of transactions that generate monetary assets and liabilities and other financial transactions. These are recognized on the accrual basis when earned or incurred by the Company or subsidiary.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

For all financial instruments measured at amortized cost and interest bearing financial assets classified as available for sale, interest income is recorded using the effective interest rate (EIR). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability.

w) Post-retirement benefit plans

The Company and subsidiary individually sponsor pension funds of post-retirement benefits for active and retired employees, in addition to a multiemployer supplementary retirement plan and health care plan to former employees. The contributions are determined on actuarial bases and recorded on the accrual basis. Benefit plans are determined based on actuarial evaluations at the end of each year, in order to ensure that the contributions are sufficient to set up the required reserve for both current and future commitments.

The actuarial liabilities related to defined benefit plans were calculated using the projected unit credit method. Actuarial gains and losses are recognized immediately in equity (in other comprehensive income).

For plans with defined contribution characteristics, the obligation is limited to the payment of contributions, which are recognized in the P&L of the respective years.

The asset or liability related to defined benefit plan to be recognized in financial statements correspond to the present value of the obligation by defined benefit (using a discount rate based on long-term National Treasury Notes “NTNs”), less fair value of plan assets that will be used to settle the obligations. The plan assets are assets held by a privately-held supplementary pension plan entity. The plan assets are not available to the Company’s creditors and cannot be paid directly to the Company. The fair value is based on information on market prices and, in case of securities quoted, on purchase price disclosed. The value of any defined benefit asset then recognized is limited to the present value of any economic benefits available as a reduction in future plan contribution from the Company and subsidiary.

Upon the adoption of IAS 19 (Revised) effective 1 January 2013, pension benefit costs recognized in the Income Statements are limited to service cost and the net interest cost (income) on the net defined benefit plan obligation (asset). All remeasurement effects on the plan assets and obligations are recognized initially in comprehensive income and immediately reclassified permanently in retained earnings.

x) Significant accounting judgment, estimates and assumptions

The preparation of the financial statements requires management to make judgments, estimates and assumptions supported by valuation bases used in accounting estimates. The accounting estimates involved in the preparation of the financial statements were based on objective and subjective factors considering management’s judgment to determine the adequate amount to be recorded in the financial statements.

However, uncertainties involving these estimates may result in amounts significantly different from those recorded in the financial statements due to the criteria inherent in the estimation process.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are described below:

Impairment of nonfinancial assets

An impairment loss exists when the book value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of fair value less cost of sales and value in use. The calculation of fair value less cost of sales is based on information available on sales transactions of similar assets or market price less additional costs to dispose of the asset. Calculation of value in use is based on discounted cash flow model. The recoverable value is sensitive to the discount rate used in discounted cash flow method, as well as to the receipt of estimated future cash flows and the growth rate used for extrapolation purposes.

Post-retirement benefit plan

The cost of defined benefit retirement plans and other post-retirement health care benefits and the present value of retirement obligation are determined based on actuarial valuation methods. Actuarial valuations involve the use of assumptions on discount rates, future salary increases, death rates and future increases in pension and retirement plans. The defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed annually.

The mortality rate is based on mortality tables available in Brazil. Future increases in wages and pension and retirement benefits are based on the expected future inflation rates for Brazil.

For more details on the assumptions used, see Note 35.

Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, their fair value is determined using valuation techniques including the discounted cash flow model. The data for these methods is based on that prevailing in the market, whenever possible. However, when this is not feasible, a certain level of judgment is required to establish the fair value. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Property, Plant and Equipment and intangible assets, including goodwill

The accounting treatment of investment in fixed and intangible assets includes estimating useful life period for depreciation purposes and the fair value at the date of acquisition, particularly for assets acquired in business combinations.

Useful life determination requires estimates regarding the expected technological developments and alternative uses of assets. The hypotheses related to technological aspect and its future development imply a significant level of analysis, considering the difficulties in forecasting time and nature of future technological changes.

Where impairment is identified amounting to tangible and intangible assets, an adjustment of such amount is recorded in the P&L for the year. The need to record impairment loss is determined through estimates that include, among others, the analysis of the possible impairment causes and the estimated amount thereof. In this regard, factors such as technological obsolescence, suspension of certain services and other changes are also considered in circumstances that demonstrate the need to record a possible impairment.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

The Company and subsidiary periodically analyze the performance of the defined CGUs in order to identify a possible impairment in goodwill. The determination of the recoverable amount of the CGU to which the goodwill is allocated also includes the use of assumptions and estimates and requires a significant level of judgment and criterion.

Taxes

There are uncertainties regarding the interpretation of complex tax regulations and the amount and term of future taxable income. The Company and subsidiary set up provisions based on adequate estimates, for possible audit consequences by tax authorities of the respective jurisdictions in which it operates. The value of these provisions is based on various factors such as past experience with tax audits and different interpretation of tax regulations by the taxpaying entity and the relevant tax authorities. Such differences of interpretation may arise in a wide variety of matters, depending on the conditions prevailing in the respective domicile of the Company and subsidiary.

The Company and subsidiary evaluate the recoverability of deferred tax asset based on estimates of future results. This recoverability ultimately depends on the ability of the Company to generate taxable profits over the period in which the deferred tax asset is deductible. The analysis considers the reversal period of deferred tax liabilities, as well as estimates of taxable profits, based on updated internal projections reflecting the latest trends.

Determining the proper classification of the tax items depends on several factors, including an estimate of the period and the realization of the deferred tax asset and the expected date of payments of these taxes. The actual flow of receipt and shipment of income tax could differ from estimates made by the Company and subsidiary, as a result of changes in tax laws or of unexpected future transactions that may impact tax balances.

Provisions for tax, labor, civil and regulatory proceedings

Provisions are recognized when the Company has a present obligation arising from a past event, of which settlement requires an outflow of resources rated as probable and may be reliably estimated. This obligation can be legal or tacit, derived from, among other factors, regulations, contracts, customary practices or public commitments that expose third parties to a valid expectation that the Company will assume certain responsibility. The determination of the provision is based on the best estimate of the reimbursement required to settle the corresponding obligation, considering the information available on the closing date, including the opinion of independent experts, such as legal counselors.

y) Functional and reporting currency

Company’s functional and reporting currency is the Brazilian real. Transactions in foreign currency were translated at the currency exchange rate in force on the date the transaction. Assets and liabilities stated in foreign exchange were translated at the currency exchange rate in force at the balance sheet date. The exchange rate changes arising from transactions in foreign currencies are recognized in P&L as financial income or expenses.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

z) Transactions denominated in foreign currency

The monetary assets and liabilities denominated in foreign currencies are translated to the functional currency (real) at the exchange rate (fx rate) in force on the transaction date and subsequently remeasured based on fx rate effective on the reporting date which, at December 31, 2013 was: US$1.00 = R$2.3426, €1.00 = R$3.23068 and at December 31, 2012, was: US$1.00 = R$2.0435, €1.00 = R$2.693946. Gains and losses resulting from the remeasurement of these assets and liabilities between the foreign exchange rate prevailing at the transaction and reporting dates are recognized in P&L.

aa) Employee profit sharing

The Company and subsidiary have obligations arising from employment contracts, recognizing these provisions during the year. Provisions are recorded to recognize the expense regarding employee profit sharing. These provisions are calculated on the basis of qualitative and quantitative goals set by the management and accounted for in specific accounts according to function in groups of Cost of services, Selling expenses and General and administrative expenses.

bb) Share-based payments

The Company measures the cost of transactions settled with employees and officers based on shares issued by parent company Telefónica S.A., by reference to the fair value of the equity instruments at the date at which they are granted, using the binomial valuation model. This fair value is charged to the income statement over the period until the vesting date.

cc) Treasury shares

Own equity instruments which are reacquired (Treasury shares) are recognized at cost and deducted from shareholders’ equity. No gains or losses are recognized in P&L on purchase, sale, issue or cancellation of the Company's own equity instruments.

dd) Noncontrolling interests

Noncontrolling interests represent the portion of profit or loss and equity of subsidiaries not owned by the Company, thus being disclosed in the consolidated balance sheet under equity.

ee) Segment information

Operating segments are defined as components of a venture for which separate financial information is made available and evaluated on a regular basis by the Company’s chief operating decision maker involving the allocation of funds to an individual segment and segment performance assessment. Considering that: (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company and subsidiary’s mission is to provide its customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, shopping, short- and long-term investments are made on consolidated basis, the Company and subsidiary operate in a single operating segment, namely the provision of telecommunications services.

ff) Statements of cash flow and of value added

The statement of cash flows was prepared in accordance with IAS 7/CPC 03 - Cash Flow Statements using the indirect method, and reflects the changes in cash for the years reported.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

The statement of value added is shown as supplementary information, in compliance with Brazilian Corporate Law and was prepared pursuant to CPC09 – Statement of value added. The purpose of the statement of value added is to disclose the wealth generated by the Company during the year and the wealth distribution among its stakeholders.

4.   ACQUISITION OF VIVO PARTICIPAÇÕES S.A.

On April 27, 2011 the shareholders meetings held by the Company and Vivo Participações S.A. (Vivo Part.) approved the acquisition of 100% of the shares that the Company held in the latter. Each share of Vivo Part. was substituted for 1.55 shares of the Company. This operation was recorded under the acquisition method.

The Company adopted the fair value of the shares acquired in view of the economic value report prepared by the specialized company engaged by management since it consists of a transaction between two companies under common control, the share value approximates that paid by SP Telecomunicações Participações Ltda. in the equity offering (OPA) of March 2011, which led to the acquisition of 2.65% of capital of Vivo Part., previously held by noncontrolling shareholders.

The fair values of the identifiable assets acquired and liabilities taken on from Vivo Part. were measured and recognized on the acquisition date.

These values were determined through various valuation methods, depending on the type of asset and/or liability in question, as well as the better information available and assisted by specialized advisors.

The methods and hypotheses for determination of these fair values were as follows:

Licenses

The fair value was determined through the Multi-Period Excess Earnings Method (MEEM), which is based on a calculation of discount of cash flows of future economic benefits attributable to the licenses, net of the eliminations of the charges relating to the contributing assets implied in the generation of these flows and excluding the flows attributable to the customers portfolio.

This method is based on the assumption that the intangible assets seldom generate profits by its own. Accordingly, the cash flows attributable to the licenses are those remaining after the return of all contributing assets necessary to generate the estimated cash flows. The fair value allocated to the licenses on the acquisition date reached R$12,876,000, which is being amortized for 27.75 years.

Customers portfolio

The customers portfolio also was valued by the MEEM method, which is based on a calculation of discounted cash flows of future economic benefits attributable to the customers base, net of the eliminations of the obligations of contributions implied in their generation. To estimate the useful life remaining from the customers base,  an analysis of the average length of the relationship with customers, using a churn rate method was made

This analysis of lives is aimed at estimating a subsistence curve which allows for the future churn profiles associated with the current customers base. As an approximation of the customers subsistence curve, the so-called Iowa curves were considered. The fair value allocated to the customers portfolio on the acquisition date reached R$2,042,000, which is being amortized for an average period of 8.5 years.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Trademark

The fair value of the “Vivo” trademark was calculated under the “relief-from-royalty” method. In accordance with this method, the value of the asset is determined by capitalizing royalties  saved in connection with the intellectual property. In other words, the trademark owner obtains profit since it owns the intangible asset instead of paying royalties for its use. Royalties saved was determined by applying a market royalty rate (expressed as a percentage of revenues) to future revenues expected to be obtained from the sale of the products or services associated with the intangible asset. A market royalty rate is usually expressed as a percentage of net revenues which an interested owner would charge an interested user for the use of an asset owned in a free transaction, being both parties duly informed. The fair value allocated to the trademark on the acquisition date reached R$1,642,000, which is being amortized for 19.5 years.

Following are the fair value, the goodwill and the cost of participation of the identifiable assets acquired and liabilities taken on from Vivo Part. on the acquisition date:

Information (in thousands of R$)	Fair Value
Current assets	7,244,124
Noncurrent assets	28,134,683
Deferred tax assets, net(b)	417,883
Other noncurrent assets	2,385,177
Property, plant and equipment	6,198,358
Intangible assets (a)	19,133,265

Current liabilities	(7,964,209)
Noncurrent liabilities	(5,352,456)
Other noncurrent liabilities (c)	(5,352,456)

Net assets	22,062,142
Equity expenses	31,222,630
Goodwill on operation	9,160,488

(a)     Includes the allocation of the fair value attributed to licenses (R$12,876,000), to the trademark (R$1,642,000) and the customers portfolio (R$2,042,000). The Company does not consider the trademark and the customers portfolio as deductible for tax purposes.

(b)     Includes the recognition of deferred income tax on (a) and (c).

(c)     Includes the allocation of fair value attributed to the contingent liability for R$283,000.

In accordance with IFRS 3(R) – Business Combination, the acquirer must recognize, on the acquisition date, contingent liabilities taken on from a business combination, even if cash outflow is not probable to settle the obligation, provided that a present obligation arising from past events and its fair value may be reliably measured. Meeting former requirements, upon the acquisition contingent liabilities were recognized at fair value of R$283,000, which were determined in view of the estimated cash outflows for settlement on the acquisition date.

Costs incurred with the transaction were posted to P&L, in other operating expenses.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

5.         CASH AND CASH EQUIVALENTS

	Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12 - Restated	01.01.12
Cash and banks	101,094	18,398	101,921	94,304	76,316
Short-term investments	6,210,205	3,060,884	6,442,015	7,039,181	2,813,227
Total	6,311,299	3,079,282	6,543,936	7,133,485	2,889,543

Short-term investments basically correspond to Bank Deposit Certificates (CDB), which are pegged to the Interbank Deposit Certificate (CDI) rate variation, are highly liquid and are kept with first-tier financial institutions.

In addition, not included in the amounts above, the Company has short-term investments in the consolidated amounts of R$106,455 at December 31, 2013 (R$109,708 at December 31, 2012), in noncurrent assets.

6. TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12 - Restated	01.01.12
Billed amounts	4,081,963	1,622,311	4,485,539	4,066,835	3,695,379
Unbilled amounts	1,777,871	804,965	1,890,485	1,675,091	1,677,708
Interconnection amounts	872,678	338,014	859,894	977,644	896,639
Gross accounts receivable	6,732,512	2,765,290	7,235,918	6,719,570	6,269,726
Provision for impairment	(1,031,011)	(614,566)	(1,175,973)	(1,079,254)	(1,056,729)
Total	5,701,501	2,150,724	6,059,945	5,640,316	5,212,997

Current	5,541,023	2,150,724	5,802,859	5,546,938	5,128,142
Noncurrent	160,478	-	257,086	93,378	84,855

The aging list of trade accounts receivable, net of the provision for impairment, is as follows:

	Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12 - Restated	01.01.12
Falling due	4,131,549	1,395,227	4,398,791	4,331,163	4,125,659
Overdue from 1 to 30 days	756,787	377,142	795,389	718,693	631,923
Overdue from 31 to 60 days	266,192	113,042	289,783	215,862	204,775
Overdue from 61 to 90 days	162,436	51,107	166,105	193,291	115,125
Overdue from 91 to 120 days	59,244	27,955	62,122	60,669	49,815
Overdue for more than 120 days	325,293	186,251	347,755	120,638	85,700
Total	5,701,501	2,150,724	6,059,945	5,640,316	5,212,997

At December 31, 2013 and 2012, no customer represented more than 10% of net trade accounts receivable.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Changes in the provision for impairment are as follows:

	Company	Consolidated
Balance at December 31, 2011 (Company) and January 01, 2012 (Consolidated)	(607,736)	(1,056,729)
Additions, net (Note 26)	(267,453)	(654,273)
Write-offs	260,623	631,748
Balance at December 31, 2012	(614,566)	(1,079,254)
Additions, net (Note 26)	(480,373)	(741,274)
Write-offs	468,058	644,555
Merger/split as of July 1, 2013	(404,130)	-
Balance at December 31, 2013	(1,031,011)	(1,175,973)

At December 31, 2013, noncurrent consolidated accounts receivable includes R$160,478 referring to the new business model of goods for resale to legal entities, whose term for receipt is up to 24 months. The amount of unrecognized revenue (present value adjustment) on December 31, 2013 was R$18,174.

TData has a product called “Soluciona TI,” which consists of leasing IT equipment to small- and medium-sized enterprises, for which TData receives fixed installments over the lease term. Considering the contractual terms, the Company classified this product as Finance Lease. At December 31, 2013, the consolidated noncurrent accounts receivable balance includes R$96,608 (R$93,378 at December 31, 2012) related to this product.

The consolidated balance of trade accounts receivable, related to finance lease, comprises the following effects:

	Consolidated
	12.31.13	12.31.12	01.01.12
Present value of receivables	335,376	294,245	261,933
Unrealized financial income	7,058	7,757	8,941
Gross accounts receivable	342,434	302,002	270,874
Provision for impairment	(99,791)	(86,648)	(69,375)
Net accounts receivable	242,643	215,354	201,499

Current	146,035	121,976	116,644
Noncurrent	96,608	93,378	84,855

At December 31, 2013, the aging list of trade accounts receivable is as follows:

	Consolidated
	Trade accounts receivable, gross	Present value
Falling due up to one year	238,768	238,768
Falling due up to five years	103,666	96,608
Total	342,434	335,376

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue during the year.

7.   INVENTORIES

	Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12 - Restated	01.01.12
Consumer materials	55,431	39,641	58,492	59,417	94,547
Materials for resale (a)	459,949	5,835	498,803	380,163	435,032
Other inventory items	6,481	3,835	6,481	4,005	6,468
Total gross	521,861	49,311	563,776	443,585	536,047
Provision for impairment and obsolescence	(52,275)	(24,908)	(58,161)	(55,776)	(64,326)
Total	469,586	24,403	505,615	387,809	471,721

(a) This includes, among others, mobile telephones, simcards (chip) and IT equipment in stock.

Changes in the provision for impairment and obsolescence are as follows:

	Company	Consolidated
Balance at December 31, 2011 (Company) and January 01, 2012 (Consolidated)	(35,651)	(64,326)
Additions	(4,718)	(35,972)
Reversals	15,461	44,522
Balance at December 31, 2012	(24,908)	(55,776)
Additions	(14,475)	(29,247)
Reversals	21,785	26,862
Merger/split as of July 1, 2013	(34,677)	-
Balance at December 31, 2013	(52,275)	(58,161)

Cost of goods sold, which includes amounts regarding provision for impairment and obsolescence, is stated in Note 25.

8.   DEFERRED TAXES AND TAXES RECOVERABLE

8.1 Taxes recoverable

	Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12 - Restated	01.01.12
ICMS (a)	1,553,503	366,211	1,556,452	1,631,088	1,665,896
ICMS agreement No. 39/CAT Admin Ruling No.06 (b)	355,251	178,535	355,251	288,520	307,832
Income and social contribution taxes (c)	374,096	453,933	377,704	528,109	1,143,987
Taxes withheld at source (d)	174,015	106,693	188,659	141,620	152,919
PIS and COFINS	62,449	39,265	63,816	148,092	210,950
Other	17,871	6,916	18,468	53,957	28,440
Total	2,537,185	1,151,553	2,560,350	2,791,386	3,510,024

Current	2,168,797	602,328	2,191,962	2,052,421	2,495,065
Noncurrent	368,388	549,225	368,388	738,965	1,014,959

(a)  Credits arising from additions to property, plant and equipment, subject to offsetting in 48 months.

(b)  Refund request for State Value-Added Tax (ICMS) paid for invoices cancelled at a later time.

(c)  Mainly prepaid income tax and social contribution, which will be offset against federal taxes to be determined in the future.

(d) Credits on withholding income tax on short-term investments, interest on shareholders´ equity and other, which are used as deduction in operations for the year and social contribution withheld at source on services provided to public entities.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

8.2 Deferred taxes

The Company and its subsidiary calculate deferred income and social contribution tax assets considering the existence of taxable profit for the past five financial years and expected future taxable profit generation, which were based on a technical feasibility study, approved by the Board of Directors.

Significant components of deferred income and social contribution taxes are as follows:

	Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12 - Restated	01.01.12
Deferred tax assets
Income and social contribution tax losses (a)	122,321	21,290	262,915	21,290	348,576
Merged tax credit (b)	-	9,461	-	9,461	46,962
Income and social contribution taxes on temporary differences (c)
Provisions for labor, tax and civil contingencies	1,322,244	805,557	1,327,288	1,104,065	950,988
Post-employment retirement plans	143,537	126,605	143,537	133,371	104,856
Provision for impaiment - accounts receivable	241,203	93,442	245,556	169,434	178,433
Provision for modem and other PP&E item losses	164,518	7,467	166,174	210,107	137,829
Profit sharing	71,287	34,888	71,948	62,218	82,564
Accelerated accounting depreciation	154,181	128,070	154,181	421,768	433,512
Provision for impairment - inventories	10,884	8,469	12,885	13,951	17,542
Provision for customer loyalty program	31,199	-	31,199	28,168	23,399
Derivative transactions	-	26,522	-	42,922	69,387
Trade accounts payable and other provisions	338,458	62,314	398,956	290,199	354,916
Income and social contribution taxes on other temporary differences	157,988	81,926	157,313	134,460	109,285
Total deferred tax assets	2,757,820	1,406,011	2,971,952	2,641,414	2,858,249

Deferred tax liabilities
Merged tax credit (b)	(337,535)	(269,514)	(337,535)	(269,514)	(207,668)
Income and social contribution taxes on temporary differences (c)
Technology Innovation Law	(308,490)	(209,185)	(308,490)	(416,700)	(333,156)
Exchange variation	-	(3,383)	-	(3,383)	(14,742)
Customer portfolio	(461,870)	(546,383)	(461,870)	(546,383)	(630,896)
Trademarks and patents	(479,548)	(508,178)	(479,548)	(508,178)	(536,808)
Licenses	(719,780)	(399,878)	(719,780)	(399,878)	(79,976)
Effects of goodwill generated upon merger of Vivo Part.	(568,338)	(344,927)	(568,338)	(344,927)	(258,695)
Vivo Part. Goodwill	(480,366)	(266,870)	(480,366)	(266,870)	(53,374)
Income and social contribution taxes on other temporary differences	(124,527)	(74,344)	(128,365)	(74,344)	(104,389)
Total deferred tax liabilities	(3,480,454)	(2,622,662)	(3,484,292)	(2,830,177)	(2,219,704)

Total noncurrent assets (liabilities), net	(722,634)	(1,216,651)	(512,340)	(188,763)	638,545

Deferred tax assets (liabilities), net
Representado no balanço patrimonial da seguinte forma:

Noncurrent deferred tax assets, net	-	-	210,294	1,027,888	1,427,499
Noncurrent deferred tax liabilities, net	(722,634)	(1,216,651)	(722,634)	(1,216,651)	(788,954)

Deferred taxes were determined considering future realization, as under:

a)    Income and social contribution tax losses:this represents the amount recorded by the Company and its subsidiary which, in accordance with Brazilian tax legislation, may be offset to the limit of 30% of the tax bases computed for the following years, with no expiry date.

Following are the amounts of tax credits from losses on income tax and social contribution carry-forwards recognized for the years ended December 31, 2013 and 2012 and, January 1st 2012:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

	Company			Consolidated
	Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total
Income and social contribution tax losses at January 1, 2012	-	-	-	1,745,928	1,705,050	3,450,978
Tax credit (25% + 9%)	-	-	-	436,482	153,455	589,937
Tax credit recognized	-	-	-	259,011	89,565	348,576
Unrecognized tax credit (*)	-	-	-	177,471	63,890	241,361

Income and social contribution tax losses at December 31, 2012 (restated)	48,264	102,486	150,750	930,409	997,434	1,927,843
Tax credit (25% + 9%)	12,066	9,224	21,290	232,602	89,769	322,371
Tax credit recognized	12,066	9,224	21,290	12,066	9,224	21,290
Unrecognized tax credit (*)	-	-	-	220,536	80,545	301,081

Income and social contribution tax losses at December 31, 2013	259,106	639,382	898,488	672,523	1,053,155	1,725,678
Tax credit (25% + 9%)	64,777	57,544	122,321	168,131	94,784	262,915
Tax credit recognized	64,777	57,544	122,321	168,131	94,784	262,915

(*) Due to the restructuring process, the T.Data recognized tax credits not recognized over the past years, so there is no credit not recognized in 2013.

b)   Merged tax credit: represented by tax benefits arising from corporate restructuring of goodwill for expected future profitability, whose tax use follows the limit set forth in tax legislation.

c)    Income and social contribution taxes on temporary differences: amounts will be realized upon payment of provisions, effective impairment or trade receivables, or realization of inventories, as well as upon reversal of other provisions.

Changes in deferred income and social contribution tax assets and liabilities are as follows:

	Company			Consolidated
Deferred tax assets	Tax losses	Deferred tax assets	Total	Tax losses	Deferred tax assets	Total
Balance at December 31, 2011 (Company) and January 01, 2012 (Consolidated)	-	1,321,848	1,321,848	348,576	2,509,673	2,858,249
Provision	154,657	168,917	323,574	154,657	375,739	530,396
Provision reversal	(133,367)	(106,044)	(239,411)	(481,943)	(265,288)	(747,231)
Balance at December 31, 2012 - Restated	21,290	1,384,721	1,406,011	21,290	2,620,124	2,641,414
Provision	101,031	289,153	390,184	241,625	458,376	700,001
Provision reversal	-	(153,048)	(153,048)	-	(368,537)	(368,537)
Comprehensive income	-	(36)	(36)	-	(926)	(926)
Merger/split as of July 1, 2013	-	1,114,709	1,114,709	-	-	-
Balance at December 31, 2013	122,321	2,635,499	2,757,820	262,915	2,709,037	2,971,952

Deferred tax liabilities					Company	Consolidated
Balance at December 31, 2011 (Company) and January 01, 2012 (Consolidated)					(2,110,802)	(2,219,704)
Provision					(627,207)	(747,326)
Provision reversal					94,448	123,537
Other changes that did not flow through P&L					(9,308)	(8,071)
Comprehensive income					30,207	21,387
Balance at December 31, 2012 - Restated					(2,622,662)	(2,830,177)
Provision					(824,830)	(884,798)
Provision reversal					257,687	223,810
Other changes that did not flow through P&L					(21,448)	6,873
Merger/split as of July 1, 2013					(269,201)	-
Balance at December 31, 2013					(3,480,454)	(3,484,292)

The table below presents deferred income tax and social contribution for items charge or  credited directly in net assets during the years ended December 31, 2013 and 2012.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

	Company		Consolidated
	2013	2012	2013	2012
Non-realized losses on available-for-sale investment	4,578	1,882	4,578	1,882
Actuarial losses and effect of the asset ceiling on plan surplus	(6,458)	28,325	(7,348)	23,726
Gain (losses) on derivative operations	1,844	-	1,844	(4,221)
Total	(36)	30,207	(926)	21,387

Following are the expected deadlines to realize net deferred tax assets.

	2014	2015	2016	2017	2018	2019 onwards	Total
Company	(819,636)	(136,081)	(38,855)	(71,332)	(81,336)	424,606	(722,634)
Consolidated	(635,572)	(113,087)	(39,151)	(71,645)	(80,702)	427,817	(512,340)

These amounts are based on projections which may change in the future.

9.   JUDICIAL DEPOSITS AND GARNISHMENTS

In some situations, in connection with a legal requirement or presentation of guarantees, judicial deposits are made to secure the continuance of the claims under discussion. These judicial deposits may be required for claims whose likelihood of loss was analyzed by the Company, grounded on the opinion of its legal advisors as a probable, possible or remote loss.

	Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12 - Restated	01.01.12
Judicial deposits
Labor	1,030,468	830,081	1,036,055	933,866	789,705
Tax	2,348,179	1,549,738	2,364,913	2,182,513	1,938,270
Civil and reguilatory	852,972	667,646	853,980	866,668	715,285
Total	4,231,619	3,047,465	4,254,948	3,983,047	3,443,260
Garnishments	96,130	20,791	97,572	52,846	47,651
Total	4,327,749	3,068,256	4,352,520	4,035,893	3,490,911

Current	204,165	-	204,165	126,625	116,421
Noncurrent	4,123,584	3,068,256	4,148,355	3,909,268	3,374,490

At December 31, 2013, the Company and its subsidiary had a number of tax-related judicial deposits, reaching the consolidated amount of R$2,364,913 (R$2,182,513 at December 31, 2012). Detailed information on the matters from which the main deposits stem, is in Note 20.

A brief description of the main tax-related judicial deposits is as follows:

•         Federal contribution taxes on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)

Company and subsidiary are involved in disputes related to: (i) claim filed for overpayment of tax credits, not recognized by tax authorities; (ii) tax debt arising from underpayment due to differences in ancillary statements (Federal Tax Debt and Credit Return – DCTF); and (iii) disputes referring to changes in rates and increase in tax bases introduced by Law No. 9718/98.

At December 31, 2013, consolidated judicial deposits amounted to R$31,162 (R$62,924 at December 31, 2012).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

•         Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company is involved in legal disputes for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing, etc.

At December 31, 2013, consolidated judicial deposits amounted to R$144,684 (R$136,211 at December 31, 2012).

•         Telecommunications Inspection Fund (FISTEL)

ANATEL collects Installation Inspection Fee (TFI) on extension of licenses granted and on radio base stations, mobile stations and radio links, such collection results from the understanding of ANATEL that said extension would be a triggering event of TFI and that mobile stations, even if owned by third parties, are also subject to TFI. The Company and subsidiary challenge aforesaid fee in court.

At December 31, 2013, the consolidated judicial deposits amounted to R$864,487 (R$818,502 at December 31, 2012).

•         Withholding Income Tax (IRRF)

Company is involved in disputes related to: (i) exemption of IRRF payment on offshore remittances for out-coming traffic (land-line operators); (ii) exemption of IRRF payment on interest on shareholders´ equity recognized (mobile operators); and (iii) IRRF levied on earnings from rentals and royalties, wage labor and fixed-income investments.

At December 31, 2013, the consolidated judicial deposits amounted to R$59,343 (R$58,367 at December 31, 2012).

•         Corporate Income Tax (IRPJ)

Company is involved in disputes related to: (i) debts stemming from offsetting of IRPJ overpayments not recognized by the Brazilian IRS; and (ii) requirement of IRPJ estimates and lack of payment – debts in the integrated system of economic and tax information (SIEF); and (iii) underpaid IRPJ amounts.

At December 31, 2013, the consolidated judicial deposits amounted to R$28,456 (R$25,422 at December 31, 2012).

•         Contribution to Empresa Brasil de Comunicação (EBC)

Sinditelebrasil (Union of Telephony and Mobile and Personal Services) filed an injunction challenging the Contribution to Foster Public Radio Broadcasting payable to EBC, introduced by Law No. 11652/2008. The Company and its subsidiary, as union members, made judicial deposits referring to that contribution.

At December 31, 2013, the consolidated judicial deposits amounted to R$514,127 (R$370,026 at December 31, 2012).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

•         Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

Company was involved in disputes related to: (i) SAT and funds to third parties (INCRA and SEBRAE); (ii) joint responsibility for contract labor; and (ii) difference in SAT rate (from 1% to 3%).

At December 31, 2013, the consolidated judicial deposits amounted to R$96,736 (R$91,915 at December 31, 2012).

•         Unemployment Compensation Fund (FGTS)

The Company filed an injunction in order to represent its right not to pay surtax of 0.5% and 10% for FGTS introduced by Supplementary Law No. 110/2001 levied on deposits made by employers (the proceedings did not result in any reduction of FGTS deposits mad by the Company on behalf of its employees).

At December 31, 2013, the consolidated judicial deposits amounted to R$70,697 (R$66,386 at December 31, 2012).

•         Tax on Net Income (ILL)

The Company filed an injunction in order to represent its right to offset amounts unduly paid for ILL purposes against future IRPJ payments.

On December 19, 2013 the Company settled the debt under discussion by including it in the Federal Tax Recovery Program (REFIS), using the judicial deposit then restricted, which is now awaiting conversion into income by the Federal Government.

At December 31, 2013, the consolidated judicial deposits amounted to R$51,648 (R$49,355 at December 31, 2012).

•         Universal Telecommunication Services Fund (FUST)

Company and subsidiary filed an injunction in order to have their right declared not to include expenses with interconnection (ITX) and Industrial Use of Dedicated Line (EILD) in FUST tax base for landline phone carriers and not to include revenues from ITX and EILD in FUST tax base for mobile phone carriers, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9998, of August 17, 2000.

At December 31, 2013, the consolidated judicial deposits amounted to R$371,373 (R$341,403 at December 31, 2012).

•         Provisional Contribution Tax on Financial Transactions (CPMF)

Given the merger of PTelecom Brasil S.A. into Vivo Part. (later merged into the Company) the judicial deposit balance related to the injunction filed by PTelecom Brasil S.A. was absorbed, so as to reject the requirement for CPMF on pro forma and simultaneous foreign exchange agreements, as required by the Central Bank of Brazil to translate foreign loans into investment.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

At December 31, 2013, the petition filed for a writ of mandamus had an unfavorable outcome for the Company, and the aforesaid judicial deposit was converted into income for the payment of the debt under discussion.

At December 31, 2013, the consolidated judicial deposits amounted to R$20,899.

•         State Value-Added Tax (ICMS)

Company is involved in disputes related to: (i) ICMS stated but not paid; (ii) ICMS not levied on communication in default; (iii) fine for late voluntary payment of ICMS; (iv) ICMS supposedly levied on access, adhesion, enabling, availability and use of services, as well as supplementary services and additional facilities; (v) right to credit from the acquisition of goods for the PP&E and electric energy; and (vi) activation cards for pre-paid services.

At December 31, 2013, the consolidated judicial deposits amounted to R$38,259 (R$34,235 at December 31, 2012).

  Other taxes, charges and contributions

Company is involved in disputes related to: (i) Service Tax (ISS) on noncore services; (ii) Municipal Real Estate Tax (IPTU) not subject to exemption; (iii) municipal inspection, operation and publicity charges; (iv) land use fee; (v) social security contributions related to supposed failure to withhold 11% on several invoices, bills and receipts or service providers engaged for workforce assignment; and (vi) Public Price for Numbering Resource Management (PPNUM) by ANATEL.

 At December 31, 2013, the consolidated judicial deposits amounted to R$93,941 (R$106,868 at December 31, 2012).

10. PREPAID EXPENSES

	Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12 - Restated	01.01.12
Advertising and publicity	167,873	817	167,873	173,688	172,401
Rent	35,168	20,533	35,168	51,207	43,744
Insurance	29,212	7,875	29,733	14,250	11,984
Financial charges	11,568	-	11,568	7,152	8,743
Software maintenance, taxes and other	35,801	14,105	38,308	33,436	50,322
Total	279,622	43,330	282,650	279,733	287,194

Current	254,743	26,610	257,286	248,337	255,056
Noncurrent	24,879	16,720	25,364	31,396	32,138

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

11. OTHER ASSETS

	Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12 - Restated	01.01.12
Advances to employees and suppliers	64,101	70,888	64,991	97,152	73,646
Related-party receivables	297,198	130,559	97,748	58,151	60,499
Subsidy on handset sales	55,716	-	55,716	53,756	53,408
Receivables from suppliers (a)	139,563	16,930	139,563	479,283	217,255
Pension plan surplus	17,769	17,595	17,909	48,048	31,210
Other realizable assets	86,492	38,060	92,037	27,235	61,215
Total	660,839	274,032	467,964	763,625	497,233

Current	533,272	198,445	340,171	671,317	401,184
Noncurrent	127,567	75,587	127,793	92,308	96,049

(a)  At December 31, 2013, the consolidated amounts include R$362,774 referring to the disposal of nonstrategic transmission towers, received in 2013.

12. INVESTMENTS

A summary of significant financial data of Company investees is as follows.

The changes in equity interest shown in the following table arise from the corporate reorganization described in Note 1b).

a)  Information on investees - Wholly-owned subsidiaries

	Subsidiaries
	At 12.31.13	At 12.31.12
	TData	Vivo	TData	ATelecom	TSTV	TVA Sul	Lemontree	Comercial Cabo	GTR-T
Assets
Current	1,090,339	9,877,926	358,299	498,074	40,087	2,178	6	25,435	801
Noncurrent	420,253	13,263,918	140,763	414,985	160,603	41,327	11,835	167,688	1,074
Total assets	1,510,592	23,141,844	499,062	913,059	200,690	43,505	11,841	193,123	1,875

Liabilities
Current	688,480	8,213,367	174,536	218,126	34,818	9,522	437	117,652	14
Noncurrent	43,823	4,887,981	19,191	54,165	2,744	28,798	-	21,830	-
Equity	778,289	10,040,496	305,335	640,768	163,128	5,185	11,404	53,641	1,861
Total liabilities	1,510,592	23,141,844	499,062	913,059	200,690	43,505	11,841	193,123	1,875

Net income (loss)	258,763	4,173,983	(98,599)	9,336	(51,195)	(5,780)	(12,146)	(33,835)	(1,264)

Equity investment
At December 31, 2013	100.00%	n/a	100.00%	n/a	n/a	n/a	n/a	n/a	n/a
At December 31, 2012	100.00%	100.00%	100.00%	100.00%	100.00%	79.29%	100.00%	78.48%	100.00%

b)  Information on investees – Jointly-controlled entities

	At December 31, 2013			At December 31, 2012
	Cia ACT	Cia AIX	Aliança Atlântica	Cia ACT	Cia AIX	Aliança Atlântica
Current assets	11	10,515	139,414	10	13,414	116,322
Noncurrent assets	-	12,441	-	-	120,024	-
Current liabilities	1	2,950	2,200	-	3,280	2,302
Noncurrent liabilities	-	6,076	-	-	5,792	-
Equity	10	13,930	137,214	10	124,366	114,020

Net income (loss) for the year	-	(110,436)	136	4	(550)	1,722

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

c)  Changes in investments

	Balances at December 31, 2012 - Restated	Additions	Equity pickup	Dividend and interest on equity declared and approved	Other comprehensive income	Merger / split as of July 1, 2013	Balances at December 31, 2013
Equity investments	11,328,398	91,050	1,913,508	(2,120,289)	8,743	(10,367,544)	853,866
Wholly-owned subsidiaries	11,209,200	91,050	1,968,658	(2,120,289)	(2,786)	(10,367,544)	778,289
A. Telecom	640,768	-	50,927	-	(36)	(691,659)	-
TData	305,335	20,000	258,763	(61,456)	1,731	253,916	778,289
TST	163,128	-	(52,915)	-	-	(110,213)	-
Vivo	10,040,496	-	1,740,186	(2,058,833)	(1,048)	(9,720,801)	-
GTR-T	1,861	-	1,129	-	-	(2,990)	-
Lemontree	11,404	50	(2,957)	-	-	(8,497)	-
CaTV	42,097	68,000	(31,383)	-	(3,078)	(75,636)	-
Sul Paraná	4,111	3,000	4,908	-	(355)	(11,664)	-

Jointly controlled entities	119,198		(55,150)	-	11,529	-	75,577
Aliança	57,010	-	68	-	11,529	-	68,607
AIX	62,183	-	(55,218)	-	-	-	6,965
ACT	5	-	-	-	-	-	5

Goodwill	10,208,980	-	-	-	-	16,300	10,225,280

Other investments	23,683	(148)	-	-	(13,465)	702	10,772
Other investments (a)	23,683	(148)			(13,465)	702	10,772
Total investments in Company	21,561,061	90,902	1,913,508	(2,120,289)	(4,722)	(10,350,542)	11,089,918

Aliança	57,010	-	68	-	11,529	-	68,607
AIX	62,183	-	(55,218)	-	-	-	6,965
ACT	5	-	-	-	-	-	5
Other investments (a)	23,683	(148)	-	-	(13,465)	702	10,772
Total investments in consolidated	142,881	(148)	(55,150)	-	(1,936)	702	86,349

	Balance at January 1, 2012	Additions	Equity pickup	Dividend and interest on equity declared and approved	Other comprehensive income	Residual value write-off	Other changes	Balances at December 31, 2012 - Restated
Equity investments	10,001,448	244,291	3,995,228	(2,932,200)	22,871	-	(3,240)	11,328,398
Wholly-owned subsidiaries	9,884,647	244,291	3,994,640	(2,928,743)	17,605	-	(3,240)	11,209,200
A. Telecom	722,857	-	9,336	(91,353)	(72)	-	-	640,768
TData	198,555	210,000	(98,599)		(764)	-	(3,857)	305,335
TST	213,387	-	(51,195)	-	-	-	936	163,128
Vivo	8,685,946	-	4,173,983	(2,837,390)	17,957	-	-	10,040,496
GTR-T	2,073	776	(999)	-	-	-	11	1,861
Lemontree	19,681	2,877	(11,019)	-	-	-	(135)	11,404
CaTV	35,517	28,638	(22,536)	-	720	-	(242)	42,097
Sul Paraná	6,631	2,000	(4,331)	-	(236)	-	47	4,111

Jointly controlled entities	116,801		588	(3,457)	5,266	-	-	119,198
Aliança	52,023	-	861	(1,140)	5,266	-	-	57,010
AIX	64,775	-	(275)	(2,317)	-	-	-	62,183
ACT	3	-	2	-	-	-	-	5

Goodwill	10,208,980	-	-	-	-	-	-	10,208,980

Other investments	35,455	-	-	-	(5,068)	(6,704)	-	23,683
Zon Multimédia – Direct investment (b)	6,737	-	-	-	(33)	(6,704)	-	-
Other investments (a)	28,718	-	-	-	(5,035)	-	-	23,683
Total investments in Company	20,245,883	244,291	3,995,228	(2,932,200)	17,803	(6,704)	(3,240)	21,561,061

Aliança	52,023	-	861	(1,140)	5,266	-	-	57,010
AIX	64,775	-	(275)	(2,317)	-	-	-	62,183
ACT	3	-	2	-	-	-	-	5
Total investments in consolidated	152,256	-	588	(3,457)	198	(6,704)	-	142,881

(a)     Other investments are stated at fair value.

(b)     On May 8, 2012, the Company sold its equity interest held in ZON (Note 2.2).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

13. PROPERTY, PLANT AND EQUIPMENT, NET

13.a) Breakdown

At December 31, 2013

	Company			Consolidated
	PP&E Cost	Accumulated depreciation	Net balance	PP&E Cost	Accumulated depreciation	Net balance
Switching equipment	16,544,122	(14,179,182)	2,364,940	16,551,351	(14,186,061)	2,365,290
Transmission equipment and media	34,246,583	(25,814,277)	8,432,306	34,247,236	(25,814,693)	8,432,543
Terminal equipment/modems	10,732,328	(9,276,479)	1,455,849	10,763,473	(9,295,416)	1,468,057
Infrastructure	12,949,046	(9,482,838)	3,466,208	12,959,925	(9,491,430)	3,468,495
Land	314,558	-	314,558	314,558	-	314,558
Other	3,181,239	(2,582,931)	598,308	3,277,142	(2,682,185)	594,957
Provision for loss	(168,124)	-	(168,124)	(169,979)	-	(169,979)
Fixed assets in progress	1,913,860	-	1,913,860	1,967,726	-	1,967,726
Total	79,713,612	(61,335,707)	18,377,905	79,911,432	(61,469,785)	18,441,647

At December 31, 2012

	Company			Consolidated - Restated
	PP&E Cost	Accumulated depreciation	Net balance	PP&E Cost	Accumulated depreciation	Net balance
Switching equipment	11,688,628	(10,459,546)	1,229,082	15,517,041	(13,271,794)	2,245,247
Transmission equipment and media	20,514,733	(16,165,541)	4,349,192	31,809,734	(24,528,539)	7,281,195
Terminal equipment/modems	5,293,989	(4,219,074)	1,074,915	9,883,913	(8,334,571)	1,549,342
Infrastructure	8,304,113	(6,025,052)	2,279,061	12,756,034	(8,911,756)	3,844,278
Land	217,526	-	217,526	316,673	-	316,673
Other	1,478,246	(1,303,354)	174,892	3,919,579	(2,988,254)	931,325
Provision for loss	(14,262)	-	(14,262)	(40,286)	-	(40,286)
Fixed assets in progress	709,857	-	709,857	1,476,370	-	1,476,370
Total	48,192,830	(38,172,567)	10,020,263	75,639,058	(58,034,914)	17,604,144

13.b) Changes

	Company
	Balance at December 31, 2012	Additions	Write-offs, net	Transfers, net	Depreciation (d)	Merger / split as of July 1, 2013	Balance at December 31, 2013
Switching equipment	1,229,082	30,595	(67)	355,370	(410,758)	1,160,718	2,364,940
Transmission equipment and media	4,349,192	434,769	(13,900)	1,532,794	(972,295)	3,101,746	8,432,306
Terminal equipment/modems	1,074,915	441,337	-	303,778	(733,329)	369,148	1,455,849
Infrastructure	2,279,061	44,490	(17,720)	309,568	(450,353)	1,301,162	3,466,208
Land	217,526	-	(1,724)	-	-	98,756	314,558
Other	174,892	107,222	(2,531)	24,375	(126,427)	420,777	598,308
Provision for loss (b)	(14,262)	(5,475)	6,282	-	-	(154,669)	(168,124)
Fixed assets in progress	709,857	3,027,093	(8,314)	(2,580,684)	-	765,908	1,913,860
Total	10,020,263	4,080,031	(37,974)	(54,799)	(2,693,162)	7,063,546	18,377,905

	Company
	Balance at January 1, 2012	Additions	Write-offs, net	Transfers, net	Depreciation (d)	Balance at December 31, 2012
Switching equipment	1,241,120	40,660	(56)	202,097	(254,739)	1,229,082
Transmission equipment and media	4,063,916	345,101	(12,568)	414,522	(461,779)	4,349,192
Terminal equipment/modems	963,829	654,597	(3,576)	4,837	(544,772)	1,074,915
Infrastructure	2,407,039	12,907	(1,800)	124,296	(263,381)	2,279,061
Land	220,199	-	(2,673)	-	-	217,526
Other	227,221	3,324	(1,084)	9,276	(63,845)	174,892
Provision for loss (b)	(17,467)	-	3,205	-	-	(14,262)
Fixed assets in progress	585,660	895,062	(12,175)	(758,690)	-	709,857
Total	9,691,517	1,951,651	(30,727)	(3,662)	(1,588,516)	10,020,263

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

	Consolidated
	Balance at December 31, 2012 - Restated	Additions	Write-offs, net	Transfers, net	Depreciation (d)	Balance at December 31, 2013
Switching equipment	2,245,247	30,948	(101)	639,577	(550,381)	2,365,290
Transmission equipment and media	7,281,195	514,314	(18,438)	2,100,099	(1,444,627)	8,432,543
Terminal equipment/modems	1,549,342	524,785	(920)	346,474	(951,624)	1,468,057
Infrastructure	3,844,278	96,103	(24,883)	261,168	(708,171)	3,468,495
Land	316,673	-	(2,115)	-	-	314,558
Other	931,325	70,673	(2,531)	(244,040)	(160,470)	594,957
Provision for loss (b)	(40,286)	(5,492)	9,560	(133,761)	-	(169,979)
Fixed assets in progress	1,476,370	3,600,201	(10,025)	(3,098,820)	-	1,967,726
Total	17,604,144	4,831,532	(49,453)	(129,303)	(3,815,273)	18,441,647

	Consolidated
	Balance at January 1, 2012	Additions	Write-offs, net (a)	Transfers, net (c)	Depreciation (d)	Balance at December 31, 2011 - Restated
Switching equipment	1,951,085	59,238	(13,686)	706,768	(458,158)	2,245,247
Transmission equipment and media	6,934,793	518,332	(41,124)	1,107,907	(1,238,713)	7,281,195
Terminal equipment/modems	1,547,030	1,084,718	(5,230)	(13,551)	(1,063,625)	1,549,342
Infrastructure	4,232,294	41,601	(103,592)	392,099	(718,124)	3,844,278
Land	320,302	-	(3,629)	-	-	316,673
Other	855,593	217,069	(4,036)	59,586	(196,887)	931,325
Provision for loss (b)	(23,435)	(2,025)	3,555	(18,381)	-	(40,286)
Fixed assets in progress	1,328,859	2,419,208	(14,834)	(2,256,863)	-	1,476,370
Total	17,146,521	4,338,141	(182,576)	(22,435)	(3,675,507)	17,604,144

(a)  The consolidated amounts of net write-offs in 2012 include R$138,812, regarding the sale of non-strategic towers and rooftops.

(b)  Company and subsidiary recognized a provision for potential obsolescence of materials used in PP&E maintenance, based on levels of historical use and expected future use.

(c)  The balances remaining from transfers in 2012 include R$18,773 consisting of residual values of sales of towers and rooftops pending transfer of risk and property, which will be recognized as net write-offs upon recognition of the related revenues.

 (d)  Additions of depreciation costs and expenses are presented in “Depreciation and Amortization” in Notes 25, 26 and 27.

13.c) Depreciation rates

For the years ended December 31, 2013 and 2012, consolidated PP&E items were depreciated on a straight-line basis, at the following annual rates:

Switching equipment	10.00 to 33.33
Transmission equipment and media	5.00 to 20.00
Terminal equipment/modems	10.00 to 66.67
Infrastructure	4.00 to 66.67
Other	10.00 to 20.00

The annual average depreciation rate was 14.70% in 2013 and 2012.

13.d) PP&E items given in guarantee

At December 31, 2013, the Company and its subsidiary had PP&E items given in guarantee for lawsuits, amounting to R$187,025 (R$235,847 at December 31, 2012).

13.e) Capitalization of borrowing costs

At December 31, 2013 and 2012, the Company did not capitalize borrowing costs, as there were no qualifying assets.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

13.f) Reversible assets

The concession agreement establishes that all assets comprising the Company equity and key for the service provision described in the aforesaid agreement shall be deemed reversible and an integral part of the worth of the concession. These assets will automatically revert to ANATEL upon expiration of the concession agreement in accordance with the regulation currently in force. At December 31, 2013 the residual balance of reversible assets was R$7,270,327 (R$6,911,508 at December 31, 2012), comprising switching and transmission equipment, terminals for public use, external energy network equipment and system and operation support equipment.

14. INTANGIBLE ASSETS, NET

14.a) Breakdown

	Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12 - Restated	01.01.12
Goodwill	-	-	10,225,280	10,225,280	10,225,280
Other intangible assets	19,273,769	15,730,850	19,277,779	19,780,417	19,824,167
Total	19,273,769	15,730,850	29,503,059	30,005,697	30,049,447

Breakdown of goodwill as of December 31, 2013, 2012 and January 1st, 2012:

Ajato Telecomunicação Ltda.	149
Spanish e Figueira (incorporado da TDBH) (a)	212,058
Santo Genovese Participações Ltda. (b)	71,892
Telefônica Televisão Participações S.A. (c)	780,693
Vivo Participações S. A. (d)	9,160,488
Total	10,225,280

(a)  Goodwill from partial spin-off of Spanish e Figueira, which was transferred to the Company upon merger with Telefonica Data Brasil Holding S.A. (TDBH) in 2006.

(b)  Goodwill generated upon acquisition of equity control of Santo Genovese Participações (parent company of Atrium Telecomunicações Ltda.), in 2004.

(c)  Goodwill generated upon acquisition of TTP (formerly Navytree) merged in 2008, economically based on a future profitability study.

(d)  Goodwill generated upon acquisition/merge of Vivo Part. Upon merger in 2011.

Breakdown of and changes in other intangible assets at December 31, 2013 and 2012 were as follows:

14.b) Breakdown of other intangible assets

At December 31, 2013

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

	Company			Consolidated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Software	10,458,207	(8,474,583)	1,983,624	10,494,388	(8,506,754)	1,987,634
Customer portfolio	1,990,278	(631,836)	1,358,442	1,990,278	(631,836)	1,358,442
Trademarks and patents	1,601,433	(190,980)	1,410,453	1,601,433	(190,980)	1,410,453
Licenses	17,238,795	(2,764,229)	14,474,566	17,238,795	(2,764,229)	14,474,566
Other	152,026	(151,690)	336	152,026	(151,690)	336
Software in progress	46,348	-	46,348	46,348	-	46,348
Total	31,487,087	(12,213,318)	19,273,769	31,523,268	(12,245,489)	19,277,779

At December 31, 2012

	Company			Consolidated - Restated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Software	3,215,274	(2,652,564)	562,710	10,064,993	(8,157,989)	1,907,004
Customer portfolio	1,990,278	(383,269)	1,607,009	2,114,561	(507,552)	1,607,009
Trademarks and patents	1,601,408	(106,767)	1,494,641	1,643,511	(148,870)	1,494,641
Licenses	12,644,000	(580,000)	12,064,000	16,987,547	(2,275,703)	14,711,844
Other	187,711	(185,221)	2,490	159,855	(150,978)	8,877
Software in progress	-	-	-	51,042	-	51,042
Total	19,638,671	(3,907,821)	15,730,850	31,021,509	(11,241,092)	19,780,417

14.c) Changes in other intangible assets

	Company
	Balance at December 31, 2012	Additions	Write-offs, net	Transfers, net	Amortization (b)	Merger/split as of July 1, 2013	Balance at December 31, 2013
Software	562,710	339,126	(115)	259,737	(498,161)	1,320,327	1,983,624
Customer portfolio	1,607,009	-	-	-	(248,567)	-	1,358,442
Trademarks and patents	1,494,641	-	-	-	(84,188)	-	1,410,453
Licenses	12,064,000	480,368	-	-	(611,002)	2,541,200	14,474,566
Other	2,490	-	-	(216)	(588)	(1,350)	336
Software in progress	-	94,412	-	(204,722)	-	156,658	46,348
Total	15,730,850	913,906	(115)	54,799	(1,442,506)	4,016,835	19,273,769

	Company
	Balance at January 1, 2012	Additions	Write-offs, net	Transfers, net	Amortization (b)	Balance at December 31, 2012
Software	591,725	207,890	-	3,662	(240,567)	562,710
Customer portfolio	1,862,831	-	-	-	(255,822)	1,607,009
Trademarks and patents	1,578,846	-	-	-	(84,205)	1,494,641
Licenses	12,528,000	-	-	-	(464,000)	12,064,000
Other	3,996	-	-	-	(1,506)	2,490
Total	16,565,398	207,890	-	3,662	(1,046,100)	15,730,850

	Consolidated
	Balance at December 31, 2012 - Restated	Additions	Write-offs, net	Transfers, net (a)	Amortization (b)	Balance at December 31, 2013
Software	1,907,004	377,711	(127)	466,175	(763,129)	1,987,634
Customer portfolio	1,607,009	-	-	-	(248,567)	1,358,442
Trademarks and patents	1,494,641	-	-	-	(84,188)	1,410,453
Licenses	14,711,844	483,249	-	-	(720,527)	14,474,566
Other	8,877	-	-	3,085	(11,626)	336
Software in progress	51,042	335,263	-	(339,957)	-	46,348
Total	19,780,417	1,196,223	(127)	129,303	(1,828,037)	19,277,779

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

	Consolidated
	Balance at January 1, 2012	Adições	Baixas liquidas	Transfers, net (a)	Amortization (b)	Balance at December 31, 2012 - Restated
Software	1,872,472	498,774	(18)	313,237	(777,461)	1,907,004
Customer portfolio	1,862,831	-	-	-	(255,822)	1,607,009
Trademarks and patents	1,578,846	-	-	-	(84,205)	1,494,641
Licenses	14,359,981	1,050,200	-	-	(698,337)	14,711,844
Other	16,598	14	-	(7,291)	(444)	8,877
Software in progress	133,439	227,572	-	(309,969)	-	51,042
Total	19,824,167	1,776,560	(18)	(4,023)	(1,816,269)	19,780,417

(a)  Remaining consolidated balances in transfers for 2012 refers to a transfer from Goodwill to prepaid  expenses in R$7,685 and R$3,662 from PP&E.

(b)  Additions of amortization costs and expenses are stated under “Depreciation and amortization” in Notes 25, 26 and 27.

14.d) Amortization rates

For the years ended December 31, 2013 and 2012, other intangible assets were amortized under the straight line method at the following rates:

Software	20.00 to 33.33
Customer portfolio	9.00 to 15.00
Trademarks and patents	5.00
Licenses	3.60 to 20.00
Other	10.00 to 20.00

The average annual amortization rate was 19.01% in 2013 and 2012.

15. PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12 - Restated	01.01.12
Salaries and wages	20,384	34,771	21,124	38,640	40,651
Social charges and benefits	226,448	81,576	228,099	204,675	223,262
Profit sharing	180,235	89,433	182,180	172,937	214,983
Share-based payment plans (a)	18,698	13,179	18,698	13,224	15,160
Other	-	-	-	-	16,631
Total	445,765	218,959	450,101	429,476	510,687

Current	427,067	205,780	431,403	416,252	495,527
Noncurrent	18,698	13,179	18,698	13,224	15,160

(a) Noncurrent portion refers to share-based payment plans, Note 34.

16. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12 - Restated	01.01.12
Sundry suppliers	6,050,031	1,741,088	6,328,081	5,205,202	5,378,066
Amounts to be passed on	473,550	93,239	160,552	151,809	146,437
Interconnection / networking	425,376	356,720	425,376	532,057	513,646
Total	6,948,957	2,191,047	6,914,009	5,889,068	6,038,149

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

17. TAXES, CHARGES AND CONTRIBUTIONS

	Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12 - Restated	01.01.12
Income taxes	846	-	22,893	243,399	129,452
Income and social contribution taxes payable (a)	846	-	22,893	243,399	129,452
Indirect taxes	1,320,511	559,112	1,367,345	2,026,600	1,995,356
ICMS (b)	992,600	405,103	992,813	1,534,750	1,585,884
PIS and COFINS	195,660	135,006	235,573	362,911	319,885
Fust and Funttel	35,982	11,886	35,982	34,853	38,306
ISS, CIDE and other	96,269	7,117	102,977	94,086	51,281
Total	1,321,357	559,112	1,390,238	2,269,999	2,124,808

Current	1,269,105	529,055	1,315,164	1,781,250	1,691,737
Noncurrent	52,252	30,057	75,074	488,749	433,071

(a)  Income and social contribution taxes payable are stated net of payments based on estimates.

(b) At December 31, 2012, the noncurrent portion includes R$437,295, referring to ICMS - Programa Paraná Mais Emprego, resulting from an agreement with the Paraná State Government, involving deferral of ICMS. This agreement establishes that ICMS shall be paid on the 49th month subsequent to that in which ICMS is computed. This amount is restated based on the Annual Restatement Factor (FCA). In December 2013, the Company settled up this liability with the Paraná State Government for amounts up to September 2013.

18. LOANS, FINANCING, LEASE AND DEBENTURES

18.1 – Loans, financing and finance lease

The loans, financing and finance lease are presented at fair value when applicable.

As a result of the corporate restructuring process described in Note 1b, the Company became accountable for the loan, financing and finance lease agreements which belonged to the merged entities.

	Information at December 31, 2013			Company		Consolidated
	Currency	Annual interest rate	Maturity	12.31.13	12.31.12	12.31.13	12.31.12 - Restated	01.01.12
Financing – BNDES	URTJLP (a)	TJLP+ 0% to 9%	06/15/20	2,441,897	988,833	2,441,897	2,911,854	3,063,238
Financing – BNDES	UMBND (b)	ECM (c) + 2.38%	07/15/19	505,525	-	505,525	455,296	194,276
Financing – BNDES	R$	2.5% to 8.7%	01/15/21	171,683	1,957	171,683	173,793	155,011
Loan – Mediocrédito	US$	1.75%	02/02/14	3,547	9,310	3,547	9,310	14,027
Loan – Resolution No. 4131	US$			-	326,263	-	326,263	282,205
Loans – BEI	US$	4.18% to 4.47%	03/02/15	885,176	-	885,176	795,601	707,975
Financing – BNB	R$	10.00%	10/30/16	224,958	-	224,958	338,610	438,279
BBVA commission		0.43%	02/28/15	276	-	276	241	221
Financing - Leasing	R$			-	-	-	356	726
Finance lease	R$		08/31/33	218,878	12,430	218,878	33,259	21,067
Working Capital	R$			-	-	-	-	91,570
Total				4,451,940	1,338,793	4,451,940	5,044,583	4,968,595

Current				1,236,784	756,371	1,236,784	1,270,122	1,000,082
Noncurrent				3,215,156	582,422	3,215,156	3,774,461	3,968,513

(a) Long-term interest reference unit (URTJLP) used by the Brazilian Development Bank (BNDES) as the contractual currency in financing agreements.

(b)  Currency unit based on a currency basket (UMBND) used by BNDES as a contractual currency in financing agreements based on funds raised in foreign currency.

(c)  The Currency Basket Charge (ECM) is a rate quarterly disclosed by BNDES.

Loans and financing

Brazilian Development Bank (BNDES)

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

•      In October 2007, a credit facility was approved for the Company to finance investment in products produced domestically. All of these funds have been withdrawn and investment thereof are proven and accepted by BNDES.

•      In August 2007, Vivo (which was merged into the Company as of July 1, 2013) took out a R$1,530,459 financing facility from BNDES. Funds were released for the purpose of financing investment projects for implementation and expansion of the wireless capacity all over Brazil. Loans were released in installments and, as of December 31, 2011, no more funds were available for withdrawal. The agreement is effective for seven years. Principal will be repaid in 60 consecutive monthly installments as from September 15, 2009, after a two-year grace period.

•      On October 14, 2011, a R$3,031,110 credit facility was taken out from BNDES, which was adjusted to R$2,152,098 in 2013 in view of new negotiations of credit lines and products with the bank. These funds are used in investments for expansion and improvement of the current network, implementation of the infrastructure required for new technologies, from 2011 to 2013, and construction of a data center in Tamboré (São Paulo State) and social projects.

This agreement is effective for eight years, with its grace period ending July 15, 2014, when only interest will be paid, on a quarterly basis. After this period, interest will be paid and principal repaid within 60 consecutive monthly installments.

As the interest rates applied to two of the five sub-credit lines of this financing are lower than those prevailing in the market (TJLP and TJLP + 1.48%), this operation falls within the scope of IAS 20/CPC 7. Accordingly, using the effective interest method defined by IAS 39/CPC 38, the following comparison was considered: (i) total debt calculated based on rates defined in contract, and (ii) total debt calculated based on rates used in the market (fair value). The government grant by BNDES, adjusted to present value and deferred over the useful life of the financed asset item, resulted in a balance amounting to R$19,950 as of December 31, 2013 (R$18,322 as of December 31, 2012).

Through December 31, 2013, the amount of R$2,059,717 (R$1,802,113 through December 31, 2012) had been released.

•      In January 2010, a R$319,927 financing facility to Vivo (which was merged into the Company as of July 1, 2013) was approved by BNDES through its Investment Maintenance Program (BNDES PSI). Funds borrowed are used to improve the network capacity through acquisition of domestic equipment previously registered with BNDES (subject to Finame), and released as the investments made are proved. Through December 31, 2012, the amount of R$184,489 was released and the remaining balance of R$135,438 was canceled.

As the interest rates applied thereon are lower than those observable in the market (fixed interest rates varying from 4.5% to 5.5% p.a.), this operation falls within the scope of IAS 20/CPC 7. Accordingly, using the effective interest method defined by IAS 39/CPC 38, the following comparison was considered: (i) total debt calculated based on rates defined in contract, and (ii) total debt calculated based on observable market rates (fair value). The government grant by BNDES, adjusted to present value and deferred over the useful life of the financed asset item, resulted in balance amounting to R$18,745 as of December 31, 2013 (R$23,876 as of December 31, 2012).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

•      With the merger process as of July 1, 2013, Vivo (the Company since July 1, 2013) became accountable for the financing agreements which belonged to former Vivo Part., whose balance amounted to R$23,234 as of December 31, 2013 (R$26,825 at December 31, 2012).

•      In November 2010 and in March 2011, BNDES approved credit facilities amounting to R$ 41,950 for CaTV and Sul Paraná (which were merged into TST as of July 1, 2013 and subsequently merged into the Company). On December 28, 2012, a R$9,493 financing line was approved by BNDES, repayable within 36 months, with six-month grace period for principal, fully released as the investments made are proved. Through December 31, 2013, R$ 51,443 (R$ 41,950 at December 31, 2012) had been released. These transactions also fall within the scope of IAS 20/CPC 7 because the interest rate is lower than the observable market rates (fixed interest rates varying from 2.5% to 5.5% p.a.), and government grants by BNDES, adjusted to present value, resulted – as of December 31, 2013 – in the amount of R$1,858 (R$2,404 at December 31, 2012).

•      In December 2010, BNDES, through its Investment Maintenance Program (BNDES PSI), approved a R$5,417 financing facility for the Company. At December 31, 2013, this balance amounted to R$1,720 (R$1,946 at December 31, 2012). This transaction also falls within the scope of IAS 20/CPC 7 because its interest rate is lower than the observable market rate (fixed interest rate of 5.5% p.a.), and the BNDES grant, adjusted to present value, resulted – as of December 31, 2013 – in the amount of R$287 (R$331 at December 31, 2012).

•      On December 28, 2012, R$21,783 and R$331,698 financing facilities were approved for the Company and Vivo (which was merged into the Company as of July 1, 2013), respectively, by BNDES, at the rate of 2.5% p.a., for 60 months, with a 24-month grace period for principal, and released as the investments made are proved. Through December 31, 2013, R$18,184 had been released.

•      On August 1, 2013, financing facilities totaling R$4,030 were approved for the Company by BNDES, at annual interest rate of 3.5%, for 60 months, with a 24-month grace period for principal, and released as the investments made are proved. Through December 31, 2013, R$4,030 had been released.

Médiocrédito

Loan taken out in 1993 by Telecomunicações Brasileiras S.A. (Telebrás) from Instituto Centrale per il Credito a Médio Termine (Mediocredito Centrale) amounting to US$45,546, with semiannual repayments and maturity by 2014. This loan was taken in order to build rural telephony via satellite in the state of Mato Grosso. A derivative was taken out to hedge the Company against currency risks related to this debt and, as it is an effective hedge, the hedge accounting methodology was adopted. Therefore, at December 31, 2013, the risk hedged by this instrument was recognized at fair value as of the balance sheet date.

European Investment Bank (BEI)

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Vivo (which was merged into the Company as of July 1, 2013) took out a €250 million (equivalent to U$365 million) financing from BEI. Funds were released in two installments, the first one on December 19, 2007 and the second on February 28, 2008. The agreement will be effective for seven years, with principal amount repayment in two installments, namely, on December 19, 2014 and on March 2, 2015. Interest is collected on a semiannual basis, according to each release date. This financing includes a swap agreement that converts currency risk into a percentage of CDI variation.

Banco do Nordeste (BNB)

•      On January 29, 2007, a credit facility amounting to R$ 247,240 was taken out with BNB. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. This agreement will be effective for ten years, with principal to be repaid in 96 installments, after a two-year grace period.

•      On October 30, 2008, a credit facility amounting to R$ 389,000 was taken out with BNB. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. This agreement will be effective for ten years, with principal to be repaid in 96 installments, after a two-year grace period.

Finance lease

Finance leases, whereby all risks and rewards of ownership of the leased item are substantially transferred to the Company, are capitalized at the inception of the lease at fair value of the leased asset or, if lower, the present value of minimum lease payments. Initial direct costs incurred in the transaction are added to cost, where applicable.

The Company has entered into agreements classified as finance lease as a lessee, for: i) lease of towers and rooftops, deriving from a sale and finance leaseback transaction; ii) lease of IT equipment; and iii) lease of infrastructure and transmission media deriving from construction projects in conjunction with another operator, based on optical network associated to the power transmission grid, connecting cities in the Northern region of Brazil to the domestic backbone of the Company. The residual value of referred  assets remained unaltered through sale thereof and a liability corresponding to the present value of the mandatory minimum payments under said agreements was recognized.

The amounts recorded in property, plant and equipment are depreciated over the shorter of the estimated useful life of the assets or the lease term.

The consolidated balance of amounts payable referring to aforementioned transactions comprises the following effects:

	Consolidated
	12.31.13	12.31.12 - Restated	01.01.12
Present value of payables	646,159	51,025	23,920
Unrealized financial expenses	(427,281)	(17,766)	(2,853)
Present value of minimum payments payable	218,878	33,259	21,067

Current	19,342	14,799	11,669
Noncurrent	199,536	18,460	9,398

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Consolidated aging list of finance lease on December 31, 2013 is as follows:

	Consolidated
	Gross investment	Present value
Up to one year	23,254	19,342
From one to five years	93,434	66,143
More than five years	529,471	133,393
Total	646,159	218,878

There are no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue for the year ended December 31, 2013.

18.2 – Debentures

	Information at December 31, 2013			Company/Consolidated
	Currency	Charges	Maturity	12.31.13	12.31.12 - Restated	01.01.12
Debentures (2th issue) – 2nd series	R$			-	-	346,470
Debentures (4th issue) – 1st and 2nd series	R$	106.00% to 106.8% of CDI	10/15/14	748,233	744,678	756,617
Debentures (4th issue) – 3rd series	R$	IPCA+7.00%	10/15/14	95,351	96,249	87,390
Debentures (1st issue) – Telemig	R$	IPCA+0.50%	07/05/21	76,722	72,137	67,935
Debentures (3rd issue)	R$	100.00% of CDI + 0.75%	09/10/17	2,060,444	2,044,674	-
Debentures (4th issue)	R$	100.00% of CDI + 0.68%	04/25/18	1,322,900	-	-
Issue cost	R$			(2,035)	(1,833)	(1,981)
Total				4,301,615	2,955,905	1,256,431

Current				286,929	702,215	468,624
Noncurrent				4,014,686	2,253,690	787,807

Funds raised by Vivo Part. (which was merged into the Company as of October 1, 2011) – 4th Issue

On September 4, 2009, the Board of Directors of Vivo Part. approved the 4th public issue by that company of junior unsecured registered nonconvertible debentures, maturing over a ten-year period.

Total issue amounted to R$810 million, basic offering of which corresponded to R$600 million, plus R$210 million due to full exercise of the additional debentures option.

Total 810,000 (eight hundred ten thousand) debentures were issued in three series: 98,000 debentures in the 1st series, 640,000 in the second series and 72,000 in the third series. The number of debentures allocated to each series was mutually agreed between Vivo Part. and the lead coordinator of the offer after completion of the book-building procedure.

Remuneration of the 1st series was 108.00% of CDI, of the 2nd series was 112.00% of CDI, and of the 3rd series was a coupon of 7.00% p.a. on face value restated based on Brazil's Extended Consumer Price Index (IPCA) variation. These debentures accrue interest payable on a semiannual basis for the 1st and 2nd series and on an annual basis for the 3rd series.

The proceeds from this offering were used to fully pay the principal of the debt referring to the 6th issue of commercial promissory notes of Vivo Part. and to support its working capital.

Transaction costs in connection with this issue, amounting to R$55 as of December 31, 2013 (R$ 840 as of December 31, 2012), were allocated to a contra-liabilities account as deferred cost and are recognized as financial expenses, under the contractual terms of this issue. The effective rate of this issue, considering transaction costs, is 112.13% of CDI.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Debenture holders, in a meeting held on July 29, 2011 (first call), resolved to approve the transfer of 4th Public Distribution debentures issued by Vivo Part. to Telefonica Brasil with no changes to the original terms and conditions, and corresponding amendment to the Indenture so as to reflect the change of title thereto.

On July 24, 2012, the Company’s Board of Directors approved a proposal to reschedule the 1st series of 4th issue, amounting to R$98 million at 106.00% of CDI.

On October 15, 2012, the Company reset the terms for the 1st series of the 4th debenture issue as approved by the Board of Directors in a meeting held on July 24, 2012. The total amount reset was R$93,150 and the Company redeemed debentures held by dissenting debenture holders in the amount of R$4,850, and kept them in treasury for later cancellation.

On October 15, 2013, the Company reset all terms for the 2nd series of the 4th debenture issue as approved by the Board of Directors in a meeting held on September 19, 2013. The total amount reset was R$640 million at 106.80% CDI, and a new term was scheduled, namely, October 15, 2015.

The reset of the terms and conditions for the 3rd series is scheduled for October 15, 2014.

At December 31, 2013, the total balance was R$843,584 (R$840,927 at December 31, 2012).

Fund raised by Telemig Celular S.A.(Telemig, company merged into Vivo Part. as of June 1, 2010) – 1st Issue

Abiding by the SMP Service Agreement, in compliance with Public Selection No. 001/07, the state of Minas Gerais, through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig, within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universal Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) – FUNDOMIC. Under the terms of this program, Telemig would make SMP services available to 134 locations in the areas registered under Nos. 34, 35 and 38.

Also under the program, 5,550 junior unsecured registered nonconvertible debentures, with no stock certificates issued, would be issued in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st series of the 1st issue, amounting to R$ 6,210 in December 2007. In March 2008, for the service in 42 locations, 1,739 debentures were issued in the 2nd series of the 1st issue, amounting to R$ 17,390. At December 31, 2008, for the service in 77 locations, 3,190 debentures were issued in the 3rd series of the 1st issue, amounting to R$ 31,900, thus completing the program to provide services to 134 locations in the state of Minas Gerais.

At December 31, 2013, this balance was R$76,722 (R$72,137 at December 31, 2012).

Fund raised by the Company – 3rd Issue

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

On July 24, 2012, the Company’s Board of Directors approved a proposal to raise funds from local financial market though issue of junior nonconvertible debentures of the Company, amounting up to R$2 billion, with a maximum seven-year term and firm underwriting.

On September 10, 2012, total 200,000 (two hundred thousand) junior unsecured registered nonconvertible debentures were issued in a single series, with par value of R$10,000.00 (ten thousand reais), totaling R$2 billion, under the terms of CVM Rule No. 476, of January 16, 2009, for public distribution with limited placement efforts.

Remuneration is 100.00% of CDI, plus a spread of 0.75% p.a., based on 252 working days. These debentures yield interest with semiannual payments, with interest accrual period of five years, maturing on September 10, 2017. The par value of the debentures will be fully repaid in a lump sum, at maturity date.

Debentures are not subject to scheduled reset.

Funds obtained through this limited offering were allocated to: (i) direct investments in 4G wireless telephony services, more specifically to settle the price of the authorization obtained by Vivo in the 4G auction; and (ii) sustaining liquidity and rescheduling of other debts already assumed by the Company.

Transaction costs in connection with this issue, amounting to R$ 780 as of December 31, 2013 (R$ 993 as of December 31, 2012), were allocated to a contra-liabilities account as deferred cost and are recognized as financial expenses, under the contractual terms of this issue.

At December 31, 2013, the total balance was R$2,060,444 (R$2,044,674 at December 31, 2012).

Fund raised by the Company – 4th Issue

On April 11, 2013, Company Board of Directors approved a proposal to raise funds in the local market by issuing junior nonconvertible debentures in the amount of R$ 1.3 billion, so as to maintain the Company’s liquidity to honor its future financial commitments.

The net proceeds from this issue will be fully used in amortizing future debts, in capital expenditures for the projects developed and in improving the Company’s financial liquidity.

Total 130,000 debentures were issued (one hundred and thirty thousand), with par value of R$10,000.00 (ten thousand reais). The debentures have a five-year (5) maturity as from their issue date, April 25, 2013, thereby maturing at April 25, 2018. The par value of debentures will not be monetarily restated. The balance due of debentures par value will be subject to interest corresponding to 100% (one hundred percent) of the one-day extra-group accumulated variation of average daily rates of interbank deposits (DI), expressed as an yearly percentage, based on 252 (two hundred and fifty-two) working days, calculated and published daily by CETIP S.A. – Organized Markets (CETIP), plus spread of 0.68% (sixty-eight hundredths percent) p.a., based on 252 (two hundred and fifty-two) working days (Remuneration). The Remuneration shall be calculated exponentially and cumulatively on a pro-rata temporis by working days elapsed since the issue date or the remuneration payment date immediately before that, as the case may be, until the effective payment date. Banco Itaú BBA S.A. was the lead coordinator. The transaction costs associated amounted R$ 1,200 at December 31, 2013.

As of December 31, 2013 the total amount was R$ 1,322,900.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

18.3 – Payment schedule

At December 31, 2013, breakdown of noncurrent loans, financing, finance lease and debentures by year of maturity is as follows:

Year	Company / Consolidated
2015	1,959,575
2016	515,158
2017	2,472,089
2018	1,807,763
2019	328,615
2020 onwards	146,642
Total	7,229,842

18.4 – Covenants

The Company has loans and financing taken out from BNDES, the balance of which as of December 31, 2013 was R$2,943,462 (R$ 3,360,866 as of December 31, 2012). In accordance with the agreements, there are financial and economic ratios that should be considered on a semiannual an annual basis. At this same date, all economic and financial ratios provided for under the agreements in effect were met.

Fourth issue debentures, serie 1, 2 and 3, net of issue costs, as of December 31, 2013 amounted to R$843,530 (R$840,087 as of December 31, 2012) and have economic and financial ratios that should be calculated on a quarterly basis. At this same date, all economic and financial ratios provided for under the agreements were met.

Third issue debentures, single series, the net balance of the costs of issuance on December 31, 2013 was R$ 2,059,664 (R$ 2,043,681 at December 31, 2012), have economic and financial indices that must be determined quarterly. On the same date, all economic and financial indices referred were achieved.

Fourth issue debentures, single series, the net balance of the costs of issuance on December 31, 2013 was R$ 1,321,700, have economic and financial ratios to be calculated quarterly. On the same date, all economic and financial indices referred were achieved.

Telemig’s (company merged into Vivo Part. as of June 1, 2010) agreement with the State Department of Economic Development referring to debentures – amounting to R$ 76,722 as of December 31, 2013 (R$ 72,137 at December 31, 2012) – includes covenants as for in-court and out-of-court reorganization, liquidation, spin-off, insolvency, voluntary bankruptcy or bankruptcy, lack of payment, noncompliance with non-fiduciary commitments and compliance with certain financial ratios. On the same date, all these covenants were met.

Loans, financing and debentures of the notes presented in Tables 18.1 and 18.2, respectively, have specific provisions for penalty in case of breach of contract. A breach of contract provided for in the agreements made with the institutions listed above is characterized by noncompliance with covenants, breach of a clause, resulting in the early settlement of the contract.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

18.5 - Guarantees

At December 31, 2013, guarantees were given for part of loans and financing of the Company, as under:

Banks	Loans/financing balance	Guarantees
Brazilian Development Bank (BNDES)	R$1,858,247 (URTJLP) R$505,525 (UMBND) R$171,683 (PSI)

•       Agreement (2007) R$205,756: Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.

•       Agreement (PSI) R$171,683: disposal of financed asset items.

•       Agreement (2011) R$2,158,016: Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.

European Investment Bank (BEI)	R$885,176	• Commercial risk guaranteed by Banco BBVA Spain.
Banco do Nordeste do Brasil S.A. (BNB)	R$224,958

•       Bank guarantee provided by Banco Bradesco S.A. amounting to approximately 100% of the financing obtained.

•       Establishing a liquid fund comprising short-term investments at amounts equivalent to 3 (three) repayment installments by reference to the average post-grace period installment.

18.6 – Changes

Changes in loans and financing, debentures and finance lease are as follows:

	Company			Consolidated
	Loans and financing	Debentures	Finance lease	Loans and financing	Debentures	Finance lease
Balance at January 1, 2012	1,788,682	1,256,431	21,067	4,947,528	1,256,431	21,067
Inflows	-	2,000,000	-	815,825	2,000,000	21,227
Financial charges	130,433	134,332	9,284	417,246	134,332	9,305
Monetary and exchange adjustments	25,966	8,313	-	105,617	8,313	-
Write-offs (payments)	(618,718)	(443,171)	(17,921)	(1,274,892)	(443,171)	(18,340)
Balance at December 31, 2012	1,326,363	2,955,905	12,430	5,011,324	2,955,905	33,259
Inflows	271,138	1,940,000	204,821	289,134	1,940,000	204,821
Financial charges	172,407	318,571	(1,833)	279,734	318,571	(1,770)
Monetary and foreign exchange adjustments	97,310	9,097	-	195,311	9,097	-
Write-offs (payments)	(1,194,746)	(921,958)	(16,175)	(1,542,441)	(921,958)	(17,432)
Merger/split as of July 1, 2013	3,560,590	-	19,635	-	-	-
Balance at December 31, 2013	4,233,062	4,301,615	218,878	4,233,062	4,301,615	218,878

19. DIVIDEND AND INTEREST ON SHAREHOLDERS´ EQUITY(IOE)

Dividend and interest on shareholders´ equity receivable and payable are as follows.

a)  Breakdown of receivables:

	Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12 - Restated	01.01.12
Vivo	-	390,747	-	-	-
AIX	-	-	-	-	772
Aliança	1,140	1,140	1,140	1,140	-
TData	59,206	-	-	-	-
ATelecom	-	2,218	-	-	-
Total	60,346	394,105	1,140	1,140	772

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Changes in receivables:

	Company	Consolidated
Balance at December 31, 2011 (Company) and January 01, 2012 (Consolidated)	172,679	-
2011 supplementary dividends	814,525	-
Dividend and IOE (net of Withholding tax over the Interest on Own Capital)	2,049,125	1,140
Dividend and IOE received	(2,642,224)	-
Balance at December 31, 2012 - Restated	394,105	1,140
2012 supplementary dividends	1,841,833	-
2013 interim dividend and IOE (net of Withholding tax over the Interest on Own Capital)	243,656	-
Dividend and IOE received	(1,320,449)	-
Merger/split as of July 1, 2013	(1,098,799)	-
Balance at December 31, 2013	60,346	1,140

For the cash flow statement, interest on shareholders´ equity and dividends received from the subsidiary are allocated to the Investing Activity group.

b)  Breakdown of payables:

	Company/Consolidated
	12.31.13	12.31.12	01.01.12
Telefónica Internacional	192,990	-	156,589
SP Telecomunicações Participações	121,135	-	126,283
Telefónica	159,590	-	129,489
Compañia de Telecomunicaciones de Chile	382	-	310
Noncontrolling interests	713,459	467,831	560,315
Total	1,187,556	467,831	972,986

c)  Changes in payables:

Company/Consolidated
Balance at December 31, 2011 (Company) and January 01, 2012 (Consolidated)	972,986
2011 supplementary dividends	1,953,029
Interim dividend	1,122,522
Unclaimed dividend and IOE	(89,692)
Dividend and IOE paid	(3,493,997)
Other changes	2,983
Balance at December 31, 2012	467,831
2012 supplementary dividends	3,148,769
Interim dividend and IOE (net of Withholding tax over the Interest on Own Capital)	2,223,300
Unclaimed dividend and IOE	(116,825)
Dividend and IOE paid	(4,535,519)
Balance at December 31, 2013	1,187,556

Interest on shareholders´ equity and dividends not claimed by shareholders expire within three years from the date payment commences. Should dividends and interest on shareholders´ equity expire, these amounts are recorded against equity for subsequent distribution.

For the cash flow statement, interest on shareholders´ equity and dividends paid to shareholders is recognized in the Financing Activity group.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

20. PROVISIONS

a)  Breakdown/Changes:

	Company
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liability (PPA) (a)	Provision for decommissioning (b)	Total
Balance at December 31, 2011	425,486	1,146,930	490,823	256,044	13,657	2,332,940
Inflows	204,996	100,562	124,999	766	11,472	442,795
Write-offs due to reversal	(27,353)	(242)	(67,053)	-	(194)	(94,842)
Write-offs due to payment	(22,420)	-	(29,307)	-	-	(51,727)
Monetary restatement	18,024	88,821	48,763	7,710	-	163,318
Balance at December 31, 2012	598,733	1,336,071	568,225	264,520	24,935	2,792,484
Inflows	378,177	79,735	222,633	-	15,236	695,781
Write-offs due to payment	(67,952)	(77,105)	(74,176)	-	-	(219,233)
Write-offs due to reversal	(81,507)	(23,817)	(75,127)	(6,127)	(11,967)	(198,545)
Monetary restatement	32,856	114,097	77,729	17,284	-	241,966
Merger/split as of July 1, 2013	127,873	704,953	251,119	-	207,794	1,291,739
Balance at December 31, 2013	988,180	2,133,934	970,403	275,677	235,998	4,604,192

Current	92,712	-	468,691	-	-	561,403
Noncurrent	895,468	2,133,934	501,712	275,677	235,998	4,042,789

	Consolidated
	Provisions for contingencies
	Labor	Tax	Civil and regulatory	Contingent liability (PPA) (a)	Provision for decommissioning (b)	Total
Balance at January 1, 2012	526,210	1,606,571	664,703	256,044	200,813	3,254,341
Inflows	238,830	230,984	244,595	766	21,484	736,659
Write-offs due to payment	(37,946)	(1,665)	(109,356)	-	-	(148,967)
Write-offs due to reversal	(28,383)	(7,815)	(67,843)	-	(7,853)	(111,894)
Monetary restatement	18,536	123,975	63,195	7,710	6,872	220,288
Balance at December 31, 2012 - Restated	717,247	1,952,050	795,294	264,520	221,316	3,950,427
Inflows	401,908	198,478	296,175	-	31,404	927,965
Write-offs due to payment	(77,137)	(97,177)	(102,948)	-	-	(277,262)
Write-offs due to reversal	(86,959)	(43,207)	(99,496)	(6,127)	(11,967)	(247,756)
Monetary restatement	33,121	138,656	81,378	17,284	-	270,439
Balance at December 31, 2013	988,180	2,148,800	970,403	275,677	240,753	4,623,813

Current	92,712	-	468,691	-	-	561,403
Noncurrent	895,468	2,148,800	501,712	275,677	240,753	4,062,410

(a)  Refers to contingent liabilities arising from PPA generated in acquisition of the controlling interest of Vivo Part. in 2011.

(b)  Refer to costs to be incurred to return the sites (locations for installation of base radio, equipment and real estate) to their respective owners in the same conditions as they were at the time of execution of the initial lease agreement.

The Company, as an entity and also as successor to the merged companies, and its subsidiaries are a party in labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for those cases in which an unfavorable outcome is considered probable.

20.1 Provisions and labor contingencies

	Amounts involved
	Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12
Nature/Degree of risk
Probable provisions	988,180	598,733	988,180	717,247
Possible contingencies	313,536	61,756	313,536	274,156

Provisions and labor contingencies involve labor claims filed by former employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among other issues, overtime, salary equalization, post-retirement salary supplements, job hazard premium, additional for unhealthy work conditions and claims related to outsourced services.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

The Company is also defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (PAMA), which require, among other issues, the annulment of the change occurred in such plan. The claims await decision by the Regional Labor Court of São Paulo. Based on the opinion of its legal advisors and the current jurisdictional benefits, management considers this claim as a possible risk. No amount has been allocated for these claims, since in the case of loss, it is not possible to estimate the corresponding amount payable by the Company.

Additionally, the Company is party to public civil actions filed by the Department of Labor, in respect to the decision to restrain the Company from continuing to hire outsourced companies to carry out the Company’s main activities. No amounts were allocated to the possible likelihood of an unfavorable outcome related to these public civil actions in the table above, since in these phases, in the event of loss, it is not possible to estimate the Company’s monetary loss.

20.2 Provisions and tax contingencies

	Amounts involved
	Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12
Nature/Degree of risk
Probable provisions	2,133,934	1,336,071	2,148,800	1,952,050
Federal	2,027,232	1,323,434	2,042,098	1,860,803
State	91,923	36	91,923	67,426
Municipal	14,779	12,601	14,779	23,821

Possible contingencies	16,080,392	6,955,316	16,246,407	13,738,155
Federal	3,904,297	1,430,670	3,913,929	3,146,736
State	7,007,705	4,014,790	7,088,859	5,870,365
Municipal	579,556	383,397	580,853	544,323
Anatel	4,588,834	1,126,459	4,662,766	4,176,731

Provisions for probable tax contingencies

Federal taxes

At December 31, 2013, the Company and subsidiary were party to administrative and judicial proceedings relating to: (i) additional contributions to the FGTS on deposits made by employees (the issue does not result in the reduction of part of FGTS deposits made by the Company on behalf of its employees); (ii) claims resulting from the non-ratification of compensation and refund requests, formulated by the Company; (iii) social contributions relating to a supposed failure to pay 11% on the value of invoices, billing and receipts from service providers hired for the transfer of labor; (iv) CIDE levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (v) fixed: non-inclusion of interconnection and EILD expenses in the FUST base and Wireless carriers: non-inclusion of revenues from interconnection in the FUST tax base; (vi) contribution to Empresa Brasileira de Comunicação, created by Law No. 11652/08; (vii) TFI/TFF on mobile stations; (viii) IRRF on Interest on shareholders´ Equity; (ix) Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (x) IRPJ/PIS/COFINS resulting from the non-ratification of offset and refund requests made by the Company and its subsidiaries; (xi) Social Investment Fund (Finsocial) offset amounts; (xii) failure to pay withholding social contribution levied on services rendered, remuneration, salaries and other salary bases; (xiii) COFINS – Requirement resulting from non-inclusion of financial income into the tax base; (xiv) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98; and (xv) Tax on Net Income (ILL).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

At December 31, 2013, total consolidated provisions amounted to R$ 2,042,098 (R$ 1,860,803 at December 31, 2012).

State taxes

At December 31, 2013, the Company or its subsidiary were parties to administrative and judicial proceedings in progress referring to (i) ICMS tax credits on electric power and tax credits without documentation (ii) ICMS not levied on telecommunication services; (iii) disallowance of ICMS tax incentives for cultural projects; (iv) ICMS on TV subscription; and (v)  environmental administrative fine.

At December 31, 2013, total consolidated provisions amounted to R$ 91,923 (R$ 67,426 at December 31, 2012).

Municipal taxes

At December 31, 2013, the Company and its subsidiary were parties to tax claims at a municipal level, in the judicial sphere which, based on the opinion of its legal advisors, are classified as a probable loss.

These proceedings relate to: (i) IPTU, (ii) ISS levied on chattel lease services and secondary and complementary activities, and (iii) Surveillance, Control and Inspection Fee (TVCF).

At December 31, 2013, total consolidated provisions amounted to R$ 14,779 (R$ 23,821 at December 31, 2012).

Possible Tax contingencies

Federal taxes

At December 31, 2013, the Company and its subsidiary were parties to various administrative and judicial proceedings, at the federal level, which are ongoing in various court levels.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Key proceedings refer to: (i)  protest letters due to non-ratification of compensation requests made by the Company; (ii)  fine for distribution of dividends even in view of the alleged existence of outstanding debts payable to the federal government; (iii)  social security contribution (INSS) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Occupational Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment); (iv)  IRRF on the funds remittance abroad related to technical services and to administrative support and similar services, as well as royalties; (v)  PIS levied on roaming; (vi)  CPMF levied on operations resulting from the technical cooperation agreement with the National Treasury Department (STN) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Brazilian Central Bank; (vii)  IRPJ and CSLL related to deductions on revenues from reversal of provisions; (viii)  IRPJ and CSLL - disallowance of costs and sundry expenses not evidenced; (ix)  deductions of COFINS from loss in swap transactions; (x)  PIS / COFINS accrual basis versus cash basis; (xi)  IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of Espírito Santo State (FUNRES); (xii)  IRPJ on derivative operations; (xiii)  IRPJ and CSLL – disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S.A., goodwill arising from the privatization process and corporate restructuring of Vivo (merged into the Company on July 1, 2013) and goodwill arising from merger of Navytree and TDBH; and (xiv) contribution to Empresa Brasileira de Comunicação, created by Law No. 11652/08.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

At December 31, 2013, total consolidated provisions amounted to R$ 3,913,929 (R$ 3,146,736 at December 31, 2012).

State taxes

At December 31, 2013, the Company and its subsidiary were parties to various administrative and judicial proceedings related to ICMS, at the state level, which are ongoing in various court levels.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Key proceedings refer to: (i)  provision of facility, utility and convenience services and rental of the “Speedy” service modem; (ii)  international calls (DDI); (iii)  undue credit related to the acquisition of items intended to property, plant and equipment and lack of proportionate credit reversal referring to the acquisition of property, plant and equipment items; (iv) amounts unduly appropriated as ICMS tax credits; (v) service provided outside São Paulo state with ICMS paid to São Paulo State; (vi) co-billing, (vii) tax substitution with a fictitious tax base (tax guideline); (viii) use of credits related to acquisition of electric power; (ix) secondary activities, value added and supplementary services (Agreement 69/98); (x) tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (Agreement 39/01); (xi) shipment of goods with prices lower than acquisition prices (unconditional discounts); (xii) deferred collection of ICMS - interconnection (DETRAF – Traffic and Service Provision Document); (xiii) credits derived from tax benefits granted by other states; (xiv) disallowance of tax incentives related to cultural projects; (xv) transfers of assets among business units owned by the Company; (xvi) communications service tax credits used in provision of services of the same nature; (xvii) card donation for prepaid service activation; (xviii) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption from public bodies); (xix) DETRAF fine, (xx) ICMS on own consumption; (xxi) ICMS on exemption of public bodies; (xxii) issue of invoices with negative ICMS amounts; and (xxiii) new tax register bookkeeping without previous authorization by tax authorities.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

At December 31, 2013, total consolidated provisions amounted to R$ 7,088,859 (R$ 5,870,365 at December 31, 2012).

Municipal taxes

At December 31, 2013, the Company and its subsidiary were parties to various administrative and judicial proceedings, at the municipal level, which are ongoing in various court levels.

Key proceedings refer to: (i)  ISS – secondary activities, value added and supplementary services; (ii)  withholding ISS; (iii)  IPTU; (iv)  Land Use Fee; (v)  municipal fees; (vi)  tariff for Use of Mobile Network (TUM), infrastructure lease; (vii)  advertising services; (viii)  services provided by third parties; (ix)  business management consulting services provided by Telefónica Internacional (TISA); and (x)  ISS tax levied on caller ID services and on cell phone activation and (xi) ISS on continuous rendered service, provision, reversal and cancelled invoices.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

At December 31, 2013, total consolidated provisions amounted to R$ 580,853 (R$ 544,323 at December 31, 2012).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

ANATEL

Universal Telecommunication Services Fund (FUST)

Injunction petitioned separately by landline and wireless carriers for acknowledgement of their right to: Landline phone carriers: non-inclusion of interconnection and EILD expenses in the FUST base and Wireless carriers: non-inclusion of interconnection revenue in the FUST base, pursuant to Abridgement No. 7, of December 15, 2005, since it disagrees with the provisions of the sole paragraph, article 6, of Law No. 9998/00, which are waiting to be tried in the court of appeals.

A number of delinquency notices referring to debit entry issued by ANATEL at the administrative level to set up the tax credit related to interconnection, EILD and other revenues that are not earned from the provision of telecommunications services.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

At December 31, 2013, total consolidated provisions amounted to R$ 2,185,034 (R$ 1,970,800 at December 31, 2012).

Telecommunications Technology Development Fund (FUNTTEL)

At December 31, 2013, the Company and its subsidiary were parties to administrative and judicial proceedings which are waiting to be tried at the lower administrative court and the court of appeals. Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

At December 31, 2013, total consolidated provisions amounted to R$ 664,386 (R$ 614,314 at December 31, 2012).

Telecommunications Inspection Fund (FISTEL)

Upon extension of the effective license period to use telephone switches in connection with use of STFC (landline phone carriers) and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee (TFI).

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. The Company understands that such collection is unjustified, and separately challenged the aforesaid fee in court.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

At December 31, 2013, total consolidated provisions amounted to R$ 1,811,104 (R$ 1,589,479 at December 31, 2012), without the respective judicial deposit.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Public Price for Numbering Resource Management (PPNUM)

The Company, along with other wireless carriers in Brazil, is challenging in court the tariff charged by ANATEL for use by such carriers of the numbering resources managed by the agency. When charged by ANATEL, Vivo (merged into the Company on July 1, 2013) made a judicial deposit referring to the amounts payable. On April 23, 2009, the carriers received a favorable sentence and the lawsuit is currently waiting to be tried at the court of appeals.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

At December 31, 2013, total consolidated provisions amounted to R$ 2,242 (R$ 2,138 at December 31, 2012).

20.3 Provisions, civil and regulatory contingencies

	Amounts involved
	Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12
Nature/Degree of risk
Probable provisions	970,403	568,225	970,403	795,294
Civil	599,868	303,187	599,868	487,620
Regulatory	370,535	265,038	370,535	307,674

Possible contingencies	3,366,707	2,012,725	3,366,707	2,656,850
Civil	1,681,450	887,218	1,681,450	1,491,862
Regulatory	1,685,257	1,125,507	1,685,257	1,164,988

Provisions for probable civil contingencies

•           The Company is party to proceedings that involve right to receive supplementary amounts from shares calculated in relation to the network expansion plan after 1996 (supplement of shares proceedings). These proceedings involve various phases: 1st level, Court of Justice and Supreme Court of Justice. At December 31, 2013, considering the degree of risk involved, consolidated provision amounted to R$ 37,191 (R$ 31,260 at December 31, 2012).

•           The Company is party to proceedings of a civil nature, in the administrative and judicial spheres, the subject of which are rights relating to the provision of services. These proceedings are filed by individual consumers, civil associations representing consumer rights, PROCON, as well as the State and Federal Public Prosecutor’s Offices. Similarly, the Company is defendant or plaintiff in other proceedings the subject of which relates to matters other than those under the normal course of business. At December 31, 2013, total consolidated provisions amounted to R$ 469,149 (R$ 377,649 at December 31, 2012).

•           The Company is also involved in various lawsuits filed by individual consumers, with similar characteristics, which individually are not considered to be material, based on provision analysis, the historical average of losses in similar proceedings. At December 31, 2013, total consolidated provisions amounted to R$ 93,528 (R$ 78,711 at December 31, 2012).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Provisions for probable regulatory contingencies

At December 31, 2013, the Company was party to administrative proceedings against ANATEL, which were filed based on alleged noncompliance with obligations set forth in industry regulations, as well as in legal claims discussing sanctions by ANATEL at the administrative level. The likelihood of loss in these proceedings is probable and at December 31, 2013 provisions amounting to R$ 370,535 (R$ 307,674 at December 31, 2012) consolidated were set up.

Possible civil contingencies

•      Community Telephone Plan – PCT: Refers to a Public Civil Action to which the Company is a party and which is related to the PCT, a plan that allows purchasers of telephone line expansion plans who did not receive shares for their financial investment to claim indemnity rights, in the municipality of Mogi das Cruzes. Total consolidated provisions amounted to R$ 281,059 (R$ 236,236 at December 31, 2012). These proceedings were assessed as a possible loss by legal counsel. The São Paulo State Court of Justice (TJSP) has reversed the decision and deemed the claim groundless. The carriers association of Mogi das Cruzes (plaintiff) filed a special appeal to reverse that decision, which is currently awaiting a decision.

•      Class actions filed by SISTEL Members Association (ASTEL) in São Paulo State, whereby SISTEL members in São Paulo State question the changes made in the health care plan for retired employees (PAMA), and that former conditions are restored. The claim is still at the appeal stage, pending a decision by the court of appeals, which changed the dismissal decision. The likelihood of loss in these proceedings was deemed as possible by legal counsel. The amount is not measurable and the claims are uncertain due to their unenforceability, since it would be necessary to restore the plan to its previous conditions.

•      Public civil actions filed by ASTEL - SISTEL Members Association in São Paulo State and FENAPAS - National Federation of Associations of Retirees, Pensioners and Pension Funds Members of the Telecommunications Industry, both against SISTEL. The Company and other carriers seek annulment of PBS pension plan spin-off, claiming “the dismantling of SISTEL Foundation supplementary pension system”, which originated several specific PBS-mirrors plans, and respective allocation of resources deriving from technical surplus and tax contingencies at the time of the spin-off. The likelihood of loss in these proceedings was deemed as possible by legal counsel. The amount is not measurable and the claims are uncertain due to their unenforceability, since it would be necessary to restore SISTEL's spun-off fund related to carriers of the former Telebrás System.

•      The Public Prosecutor’s Office of São Paulo State began a public class action claiming moral and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The Public Prosecutor’s Office suggested that the indemnification to be paid should be R$ 1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Conversely, in the event that the number of claiming consumers is not in line with the gravity of damages, after the lapsing of one year, the judge determined that the amount of R$ 60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (“Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados”). It is not possible to estimate the number of consumers who will individually file suits nor the amounts claimed thereby. The parties filed an appeal on the merits of the case. The judgment effects are in abeyance. No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since, in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

•      The Company is involved in other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Prosecutor’s Office. It is also involved in other claims of several types related to the normal course of business. Total contingency amounts to R$ 1,383,932 (R$ 1,236,312 at December 31, 2012), whose likelihood of an unfavorable outcome has been assessed by their legal advisors as possible.

•      The Company has received fines regarding the noncompliance with SAC Decree. We currently have various actions (administrative and judicial proceedings), whose likelihood of an unfavorable outcome has been assessed by legal advisors as possible, amounting to at December 31, 2013 R$ 16,459 (R$ 19,314 at December 31, 2012).

•      Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda (Lune), a Brazilian company, proposed the lawsuit on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina". The purpose of that lawsuit it to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable sentence was passed determining that Vivo (merged into the Company on July 1, 2013) should refrain from selling mobile phones with Caller ID service (Bina), subject to a daily fine of R$ 10,000.00 in case of noncompliance. Furthermore, according to the sentence passed, Vivo (merged into the Company on July 1, 2013) must pay indemnification for royalties to be calculated in settlement. Motions for Clarification were opposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. Bill of review appeal in view of the current decision which granted a stay of execution suspending unfavorable decision until final judgment of the review. Bill of review for appeal at sentence phase pending decision. The likelihood of an unfavorable outcome has been assessed by legal advisors as possible. There is no way to determine the extent of potential liabilities with respect to this claim.

•      Validity of prepaid plan: Vivo (merged into the Company on July 1, 2013) and other wireless carriers are defendants in several lawsuits filed by the Public Prosecutor’s Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter. Although we believe that our criteria for the period determination comply with ANATEL standards, the likelihood of an unfavorable outcome has been assessed by legal advisors as possible, except for collective actions against Telemig, for which the probability of an unfavorable outcome in relation to this claim is deemed remote, also based on the opinion of our legal advisors.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Possible regulatory contingencies

•      The Company is party to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at the administrative level, rating the likelihood of loss as possible, at December 31, 2013 amounting to R$ 1,685,257 – consolidated (R$ 1,164,988 at December 31, 2012).

•      Administrative proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP-related radiofrequencies. Under clause 1.7 of the Authorization Terms that grant right of use of SMP-related radiofrequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans and also on revenue from interconnection services, which is not provided for by clause 1.7 of the referred to Authorization Terms.

Considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, Vivo (merged into the Company on July 1, 2013) filed administrative proceedings challenging these charges, based on ANATEL’s position.

According to the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

•      Administrative Proceeding No. 08012.008501/2007-91: It is a proceeding filed at the level of the Brazilian System for Competition Defense (SBDC) by Global Village Telecom Ltda (GVT), Intelig Telecomunicações Ltda (Intelig), Transit do Brasil Ltda. and Easytone Telecomunicações Ltda. on August 6, 2007 against Claro S.A. (Claro), Tim Brasil Serviços e Telecomunicações S.A. (TIM), TNL SCS S.A. (Oi) and Vivo (merged into the Company on July 1, 2013) for supposed trust and price squeeze practices, with the objective of increasing VUM tariff, thus increasing the costs of competitors. Due to the proceeding filed on August 21, 2008, the Department for Economic Right (SDE) started an administrative proceeding against the defendants in order to evaluate whether the practices adopted would fit into (i) items I, III and IV, article 20 and items V, article 21 and (ii) items I, III and IV, article 20 and items I and V, all of Law No. 8884/94, to wit trust and price squeeze.

On March 25, 2010, SDE issued a technical note whereby: (i) it dismissed the accusation of trust against all the defendants, recommending the shelving of such charge, (ii) suggested excluding Oi from the group of defendants in the investigation of price squeeze for considering that its economic group would be responsible for paying VUM and for lack of evidence of recurrent practices of prices below VUM; and (iii) recommended condemning Vivo (merged into the Company on July 1, 2013), TIM and Claro, based on article 20, items I, III and IV, and article 21, item V, all of Law No. 8884/94, for the increase in costs of competitors (price squeeze). On November 7, 2012, the Federal Public Prosecutor’s Office issued an opinion under the same terms of SDE Note and, on March 12, 2013, the Attorney General of the Brazilian Antitrust Enforcement Agency (CADE) decided for the shelving of all charges.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

On September 11, 2013, CADE, by unanimous vote, rendered inexistent the trust and price squeeze practices and shelved this proceeding.

20.4 Guarantees

At December 31, 2013, the Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as follows:

	Company			Consolidated
	Property and equipment	Judicial deposits and garnishments	Guarantee letters	Property and equipment	Judicial deposits and garnishments	Guarantee letters
Civil, labor and tax	187,025	4,327,749	2,235,430	187,025	4,352,520	2,263,773
Total	187,025	4,327,749	2,235,430	187,025	4,352,520	2,263,773

In addition to the guarantees presented above, at December 31, 2013, the Company and its subsidiaries had amounts under short-term investment frozen by the courts (except for loan-related investments), amounting to R$ 46,451 - consolidated (R$ 49,728 at December 31, 2012).

21. DEFERRED REVENUE

	Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12 - Restated	01.01.12
Activation revenue (a)	114,503	89,367	120,521	89,367	98,464
Services and goods (b)	673,810	-	673,810	596,907	647,629
Disposal of PP&E (c)	123,063	-	123,063	171,174	-
Government grants (d)	40,840	331	40,840	44,933	53,202
Customer loyalty program (e)	91,763	-	91,763	82,848	68,821
Donation of equipment (f)	11,076	-	11,076	16,235	22,638
Other	10,139	19,067	10,139	36,471	26,780
Total	1,065,194	108,765	1,071,212	1,037,935	917,534

Current	812,843	69,743	817,551	734,573	761,268
Noncurrent	252,351	39,022	253,661	303,362	156,266

a)      Refers to the deferral of activation revenue (fixed) recognized in income over the estimated period of duration of the customer plan.

b)      Refers to the balances of agreements of prepaid services revenue and multi-element operations, which are recognized in income to the extent that services are provided to customers.

c)      Refers to net balance of the residual value from disposal of non-strategic towers and rooftops to be transferred to income upon compliance with conditions for recognition in books.

d)      Refers to government grant deriving from funds raised with BNDES in a specific credit line (PSI Program), used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which have been amortized by the useful life of equipment.

e)      Refers to the loyalty point program maintained by the Company, which allows customers to accumulate points when paying their bills referring to use of services offered. The balance represents the Company’s estimate of customers’ exchanging points for goods and/or services in the future.

f)       Refers to the balances of network equipment donations from suppliers, which are amortized by the useful life of the referred to equipment.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

22. OTHER LIABILITIES

	Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12 - Restated	01.01.12
Third-party withholdings	231,784	56,929	236,510	139,120	252,771
Amounts to be refunded to subscribers	52,418	38,742	56,746	45,627	59,265
Payables to related parties	257,519	110,741	105,164	57,348	71,452
Payable for license renewal	154,211	83,991	154,211	194,441	44,296
Mutual assumptions of debt and installment		-		-	21,587
Other payables	50,916	30,570	56,275	38,674	47,543
Total	746,848	320,973	608,906	475,210	496,914

Current	602,195	298,476	487,994	364,618	454,898
Noncurrent	144,653	22,497	120,912	110,592	42,016

23. EQUITY

a. Capital

Paid-in capital as of December 31, 2013 and 2012 amounted to R$ 37,798,110. Subscribed and paid-in capital is divided into shares without par value, as follows:

	Common shares		Preferred shares		Grand total
Shareholders	Number	%	Number	%	Number	%

Telefónica Internacional S.A.	58,859,918	15.43%	271,707,098	36.52%	330,567,016	29.37%
Telefónica S.A.	97,976,194	25.68%	179,862,845	24.17%	277,839,039	24.68%
SP Telecomunicações Participações Ltda	192,595,149	50.47%	29,042,853	3.90%	221,638,002	19.69%
Telefónica Chile S.A.	696,110	0.18%	11,792	0.00%	707,902	0.06%
Total group companies	350,127,371	91.76%	480,624,588	64.60%	830,751,959	73.81%

Other shareholders	31,208,300	8.17%	261,308,985	35.12%	292,517,285	25.98%

Treasury stock	251,440	0.07%	2,081,246	0.28%	2,332,686	0.21%

Total shares	381,587,111	100.00%	744,014,819	100.00%	1,125,601,930	100.00%

Outstanding shares	381,335,671		741,933,573		1,123,269,244

Book value per share outstanding - R$:
At December 31, 2013					38.19
At December 31, 2012					39.78

According to its bylaws, the Company is authorized to increase its capital up to the limit of 1,350,000,000 (one billion three hundred and fifty million) shares, common or preferred. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, subject to the authorized capital limit. However, the Brazilian Corporation Law – Law No. 6.404/76, article 166, IV – establishes that capital may be increased through a Special Shareholders’ Meeting resolution held to decide about amendments to the Articles of Incorporation, if authorized capital increase limit has been reached.

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting, but have priority in the reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s Articles of Incorporation and clause II, paragraph 1, article 17, of Law No. 6404/76.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

b. Bonus paid on acquisition of interest from non-controlling shareholders

In accordance with the accounting practices adopted in Brazil prior to the adoption of the IFRS/CPC, goodwill was recorded when shares were acquired at a higher value than their book value, generated by the difference between the book value of shares acquired and the transaction’s fair value. With the adoption of IAS 27R (IFRS 10 since 2013)/CPC 35 and 36, the effects of all acquisition of shares from non-controlling shareholders are recorded under equity when there is no change in the shareholding. Consequently, these transactions no longer generate goodwill or income, and the goodwill previously generated from acquisition from non-controlling shareholders were adjusted based on the Company’s equity. The acquisition of shares from non-controlling shareholders of Lemontree and GTR totaled R$40,519. The balance of this account is recorded under this account. The balance of this account at December 31, 2013 and 2012 was R$70,448.

c. Capital reserves

Special goodwill reserve

This represents the tax benefit generated by the merger of Telefonica Data do Brasil Ltda. which will be capitalized in favor of the controlling shareholders after the tax credits are realized under the terms of CVM Ruling No. 319/99. The balance of this account at December 31, 2013 and 2012 was R$63,074.

Other capital reserves

Other capital reserves are issue or capitalization in excess, in relation to the basic share value on the issue date.

The balance of this account at December 31, 2013 and 2012 was R$2,735,930.

Treasury shares

These represent the Company’s treasury shares arising from: i) merger of TDBH (in 2006); ii) merger of Vivo Part. shares (in 2011), and iii) repurchase of common and preferred shares. As of December 31, 2013 and December 31, 2012, balance in this account amounted to R$ 112,107.

On November 5, 2012, the Company informed its shareholders and the market that the members of the Company’s Board of Directors approved the acquisition of common and preferred shares issued by the Company, without capital reduction, for subsequent cancellation, disposal or maintenance in treasury for the purpose of increasing shareholder value. The repurchase will be made through the use of part of the existing capital reserve as of October 31, 2012, except for the reserves referred in Article 7 subsection (a) to (d) of CVM Ruling No. 10/80. This repurchase will begin from the deliberation date of the Board of Directors, remaining in force until November 4, 2013, the acquisitions being carried out on BM&FBOVESPA at market prices and is responsibility of management to decide the moment and number of shares to be acquired, whether in a single operation, whether in a series of operations, as well as to define the parameters for carrying out the repurchase, within legal limits, which may not exceed 2,894,534 common shares and 24,257,777 preferred shares.

d. Income reserve

Legal reserve

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

The legal reserve is set up by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock. Legal reserve may only be used to increase capital or to offset accumulated losses. The balance of this account at December 31, 2013 was (R$1,285,797 (R$1,100,000 at December 31, 2012).

Tax incentive reserve

This reserve refers to the a 75% income tax reduction benefit to be applied on Profit from Tax Incentive Operations (PTIO) in the following areas: North of Minas Gerais State, Vale do Jequitinhonha and the states of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia and Roraima.

Pursuant to article 195-A of Law No. 6404/76, the portion of profit subject to the incentive was also excluded from dividend calculation, and may be used only in the event of capital increase or loss absorption.

The balance of this account at December 31, 2013 was R$1,699.

e. Dividends – interim and proposed

On January 10, 2013, the Company's Board of Directors approved the allocation of interim dividend amounting to R$1,650,000, based on income recorded in the quarterly balance as of September 30, 2012, to common and preferred shareholders enrolled with the Company through the end of January 21, 2013. Payment of this interim dividend started on February 18, 2013.

On April 16, 2013, the Annual Shareholders’ Meeting approved the allocation of additional dividend proposed referring to remaining balance of P&L for 2012, amounting to R$1,498,769, as provided for in the proposal for allocation of income to common and preferred shareholders recorded by the Company up to April 16, 2013.

On August 19 and September 19, 2013, the Company’s Board of Directors approved gross interim IOE allocation amounting to R$440,000 (R$374,000 net of withholding income tax), per allocation, to common and preferred shareholders enrolled with the Company at the end of August 30 and September 30, 2013, respectively.

On October 18, 2013, the Company Board of Directors approved the gross interim IOE allocation amounting to R$538,000 (R$457,300 net of withholding income tax). On that same date, the allocation of interim dividends amounting to R$746,000 was also approved. These interim IOE and dividends were calculated based on the income recorded in balance sheet at June 30, 2013, which will be allocated to the compulsory minimum dividend for 2013. The distribution of such interest on equity and dividends will be credited to the ordinary and preferred shareholders registered in the Company's records at October 31, 2013.

On December 18, 2013, the Company Board of Directors approved, the allocation of  interest on intermediate capital in the gross amount of R$ 760,000 (R$ 646,000 net ofincome tax withholding) to holders of ordinary shares preferred shareholders registered in the Company's records at December 30, 2013.

The dividends were calculated in accordance with the Company Articles of Incorporation and the Corporation Law. The table below shows the calculation of dividends and interest on equity for 2013 and 2012:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

	2013	2012
Net income for the year	3,715,945	4,453,573
Allocation to legal reserve	(185,797)	(222,678)
Total	3,530,148	4,230,895

(-) Tax incentives - nondistributable	(1,699)	-

Adjusted net income	3,528,449	4,230,895

Mandatory minimum dividend - 25% of adjusted net income	882,112	1,057,724

Dividend and IOE distributed for the year (a):
Interest on equity (gross)	1,738,000	-
Interim dividends	746,000	1,122,522
Income available to be distributed	1,044,449	3,108,373

(+) Unclaimed IOE / dividends	116,825	89,692
(-) Actuarial (gains)/losses recognized and effect of limitation of surplus plan assets, net of taxes and other changes	14,264	(49,296)
Proposed additional dividend	1,175,538	3,148,769

Amounts per share (a)	Reais	Common	Preferred
Interim IOE (net of withholding tax), allocated in August 2013	187,000	0.156163	0.171779
Interim IOE (net of withholding tax), allocated in September 2013	187,000	0.156163	0.171779
Interim IOE (net of withholding tax), allocated in November 2013	457,300	0.381890	0.420079
Interim IOE (net of withholding tax), allocated in December 2013	646,000	0.539474	0.593421
Interim dividend declared in October 2013	746,000	0.622983	0.685282
Interim dividend declared in November 2012	1,122,522	0.937417	1.031158

The manner proposed by management for payment of dividends was:

For 2013: The remaining unallocated balance of net income for the year ended December 31, 2013, amounting to R$1,044,449, plus dividends and IOE expired in 2013, amounting to R$116,825 and other significant amounts amounting to R$14,264, totaling R$1,175,538, were classified as additional dividends proposed for equity and in accordance with the management proposal for allocation of income for the year, which will be submitted for approval by the Annual Shareholders Meeting.

For 2012: On April 16, 2013, the Annual Shareholders’ Meeting approved the allocation of the remaining unallocated net income for the year ended December 31, 2012, amounting to R$3,108,373, plus dividends and IOE expired in 2012, amounting to R$89,692, and less other comprehensive income, in the amount of R$(49,296), totaling R$3,148,769, as provided for in the proposal for income allocation to common and preferred shareholders registered in the Company in April 16, 2013.

	Reais	Common	Preferred (1)
2013 - Total proposed for deliberation – per share	1,175,538	0.981691	1.079860
2012 - Total proposed for deliberation – per share	3,148,769	2.629533	2.892487

1 10% in excess to the amount attributed to each common share, pursuant to article 7 of the Company Articles of Incorporation.

Interest on shareholders´ equity

As proposed by management, IOE was paid to shareholders in 2013 pursuant to article 9 of Law No. 9249/95, net of withholding tax, as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

2013
Interest on equity, gross	1,738,000
Common shares	553,471
Preferred shares	1,184,529
Withholding income tax (IRRF)	(260,700)
Interest on equity, net	1,477,300

Exempt shareholders received full IOE, free from withholding income tax.

Unclaimed dividends

The dividends and interest on equity unclaimed by shareholders expire in 3 (three) years, as from the initial payment date, pursuant to article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976. The Company reverses the amount of unclaimed dividends upon expiration to retained earnings.

f. Other comprehensive income

Financial instruments available for sale: Refer to fair value variations of financial assets available for sale. The balance at December 31, 2013 was (R$2,658) (R$6,230 at December 31, 2012).

Derivative transactions: Derivative transactions refer to the effective part of cash flow hedges until the balance sheet date. The balance at December 31, 2013 was R$6,610 (R$10,190 at December 31, 2012).

Currency translation difference of investments abroad: Refers to currency translation differences arising from the conversion of financial statements of foreign subsidiaries. The balance at December 31, 2013 was R$12,897 (R$1,372 at December 31, 2012).

The breakdown of other comprehensive income for the years ended December 31, 2013 and 2012 is as follows:

	Consolidated
	Financial instruments available for sale	Derivative transactions	Currency translation adjustment - foreign investments	Total
Balances at December 31, 2011	9,884	1,995	(4,359)	7,520
Exchange variation	-	-	5,731	5,731
Futures	-	8,195	-	8,195
Loss on financial assets available for sale	(3,654)	-	-	(3,654)
Balances at December 31, 2012	6,230	10,190	1,372	17,792
Exchange variation	-	-	11,525	11,525
Futures	-	(3,580)	-	(3,580)
Loss on financial assets available for sale	(8,888)	-	-	(8,888)
Balances at December 31, 2013	(2,658)	6,610	12,897	16,849

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

24. NET OPERATING REVENUE

	Company		Consolidated
	2013	2012	2013	2012 - Restated
Telephony service	18,852,873	11,851,611	26,428,677	26,555,103
Network use	2,508,235	1,061,907	3,820,048	4,453,340
Data and SVA	10,290,965	5,197,580	16,294,856	14,389,812
Pay TV services	293,837	-	644,968	805,319
Other services (a)	910,373	749,370	1,297,277	1,268,452
Sale of goods and devices	1,572,756	-	3,479,786	2,792,611
Gross operating income	34,429,039	18,860,468	51,965,612	50,264,637

Taxes	(7,830,606)	(4,263,412)	(12,373,913)	(12,146,809)
Rebates and returns	(3,409,172)	(1,713,515)	(4,869,802)	(4,198,172)
Deductions from gross operating income	(11,239,778)	(5,976,927)	(17,243,715)	(16,344,981)

Net operating revenue	23,189,261	12,883,541	34,721,897	33,919,656

(a) The amounts referring to infrastructure-related swap contracts, under the concept of agent and principal (CPC 30 and IAS 18), which were not recognized as costs and revenues for the years ended December 31, 2013 and 2012 were R$73,391 and R$44,758, respectively (Note 25).

No customer contributed more than 10% of gross operating revenue for the years ended December 31, 2013 and 2012.

All amounts in net income are included in income and social contribution tax bases.

25. COST OF SERVICES AND GOODS

	Company		Consolidated
	2013	2012	2013	2012 - Restated
Depreciation and amortization	(3,182,369)	(2,101,974)	(4,265,113)	(4,131,768)
Personnel	(392,830)	(250,516)	(522,085)	(459,707)
Interconnection and network use	(3,601,780)	(3,291,793)	(3,842,326)	(4,012,046)
Third party services	(2,377,795)	(1,646,299)	(3,581,735)	(3,286,832)
Rent, insurance, condominium fees and connection media (a) (b)	(966,981)	(124,697)	(1,428,040)	(969,262)
Taxes, charges and contributions	(935,897)	(253,362)	(1,721,434)	(1,809,640)
Other	(35,383)	(47,912)	(63,535)	(86,297)
Total cost of services rendered	(11,493,035)	(7,716,553)	(15,424,268)	(14,755,552)
Cost of goods sold	(959,212)	-	(2,117,899)	(1,801,892)
Total	(12,452,247)	(7,716,553)	(17,542,167)	(16,557,444)

(a) The amounts referring to infrastructure-related swap  contracts, under the concept of agent and principal (CPC 30 and IAS 18), which were not recognized as costs and revenues for the years ended December 31, 2013 and 2012 were R$73,391 and R$44,758, respectively (Note 24).

 (b) In 2012, the Company reversed a provision at the state road department (DER) referring to the use of right-of-ways in expressways, amounting to R$ 244,462, since it understands that the likelihood of a disbursement referring to this matter is remote.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

26. SELLING EXPENSES

	Company		Consolidated
	2013	2012	2013	2012 - Restated
Depreciation and amortization	(676,235)	(475,122)	(862,146)	(927,874)
Personnel	(940,628)	(446,834)	(1,397,550)	(1,321,397)
Third party services	(3,820,073)	(1,687,623)	(5,559,200)	(4,625,735)
Provision for doubtful receivable (Note 6)	(480,373)	(267,453)	(741,274)	(654,273)
Rent/insurance/condominium fees	(72,307)	(10,664)	(130,466)	(119,300)
Publicity and advertising	(518,319)	(164,022)	(837,801)	(867,364)
Other	(83,469)	(43,116)	(157,733)	(177,753)
Total	(6,591,404)	(3,094,834)	(9,686,170)	(8,693,696)

27. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	2013	2012	2013	2012 - Restated
Depreciation and amortization	(277,064)	(57,520)	(516,051)	(432,134)
Personnel	(394,147)	(270,665)	(612,313)	(621,946)
Third party services	(484,903)	(336,896)	(804,556)	(831,592)
Rent/insurance/condominium fees and other	(157,251)	(30,743)	(244,971)	(259,636)
Total	(1,313,365)	(695,824)	(2,177,891)	(2,145,308)

28. OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	2013	2012	2013	2012 - Restated
Fines and expenses recovered	224,978	170,767	327,724	380,553
Provisions for labor, tax and civil contingencies, net	(734,596)	(575,487)	(830,190)	(769,754)
Net income (loss) on disposals of assets (a)	54,649	67,435	124,142	1,100,256
Other	24,237	10,588	(5,071)	(23,343)
Total	(430,732)	(326,697)	(383,395)	687,712

Other operating income	379,922	355,107	575,959	1,870,995
Other operating expenses	(810,654)	(681,804)	(959,354)	(1,183,283)
Total	(430,732)	(326,697)	(383,395)	687,712

(a)  In 2013 and 2012, the Company sold 93 and 4,404 non-strategic transmission towers/rooftops for R$33,816 and R$1,185,101 (net of residual values), respectively. At the same time, the parties entered into a lease agreement concerning part of the towers/rooftops disposed to continue the data transmission required for its mobile telephone services.

This transaction was considered a sale and leaseback transaction, as provided for in IAS 17. The leaseback of each asset sold was analyzed by management and classified as operating or finance lease, considering the qualitative and quantitative requirements set forth in IAS 17.

The risks and benefits of such towers were transferred to buyers, except for towers whose transfer of risks and benefits rely on technical acceptance of buyer for the 2012 transaction. For such items, the sale amount was recognized as deferred income, net of residual values (Note 21).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

29. FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated
	2013	2012	2013	2012 - Restated
Financial income
Investment income	489,662	106,415	625,506	313,258
Gains on derivative transactions	304,014	93,069	454,828	345,412
Interest receivable	108,006	146,806	193,264	187,179
Monetary and exchange gains	241,627	166,864	307,650	345,698
Other	99,800	21,632	167,029	89,558
	1,243,109	534,786	1,748,277	1,281,105

Financial expense
Interest payable	(666,100)	(354,919)	(825,621)	(690,979)
Losses on derivative transactions	(269,793)	(65,592)	(350,100)	(230,216)
Monetary and exchange losses	(415,421)	(164,420)	(580,386)	(409,907)
PIS/COFINS on IOE received	(21,461)	(42,273)	(21,461)	(42,273)
Other	(139,403)	(50,274)	(185,469)	(198,994)
	(1,512,178)	(677,478)	(1,963,037)	(1,572,369)

Financial income (expenses), net	(269,069)	(142,692)	(214,760)	(291,264)

30. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiary recognize income and social contribution taxes on a monthly basis, on an accrual basis, and pay the taxes based on estimates, in accordance with interim trial balances. Taxes calculated on profit or losses for the periods covered by the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of tax expense at standard rate

Reconciliation of the reported tax charges and  the amounts calculated by applying the nominal tax rate of 34% (income tax of 25% and social contribution tax of 9%) at December 31, 2013 and 2012 is shown in the table below:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

	Company		Consolidated
	2013	2012	2013	2012 - Restated
Income before taxes	4,045,952	4,902,169	4,662,364	6,920,244

Income and social contribution tax expenses at a 34% rate	(1,375,624)	(1,666,737)	(1,585,204)	(2,352,883)
Permanent and temporary differences
Equity pickup, net of effects of IOF received	571,713	1,202,998	(22,684)	200
Unclaimed dividend	(9,241)	(30,495)	(9,241)	(30,495)
Nondeductible expenses, gifts, incentives and IOE received	(50,733)	(2,817)	(118,479)	(68,052)
Deferred taxes recognized in subsidiaries on income and social contribution tax losses and temporary differences from prior years	-	-	255,778	-
Deferred taxes not recognized in subsidiaries on income and social contribution tax losses	-	-	(24,939)	-
Reversal of IOE allocated	590,920	-	590,920	-
Other (additions) exclusions	(57,042)	48,455	(32,570)	(16,833)
Tax expense	(330,007)	(448,596)	(946,419)	(2,468,063)

Effective rate	8%	9%	20%	36%
Current IRPJ and CSLL	-	-	(616,895)	(1,627,439)
Deferred IRPJ and CSLL	(330,007)	(448,596)	(329,524)	(840,624)

Breakdown of changes in the deferred income and social contribution taxes on temporary differences is shown in Note 8.2.

31. EARNINGS  PER SHARE

Basic and diluted earnings per share were calculated by dividing income attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares for the year. No transactions were carried out that could have potential shares issued through the date of issuance of the consolidated financial statements; therefore, there are no adjustments of diluting effects inherent to the potential issue of shares.

The table below shows the calculation of earnings per share for the years ended December 31, 2013 and 2012:

	2013	2012
Net income for the year attributed to shareholders:	3,715,945	4,453,573
Common	1,183,354	1,418,011
Preferred	2,532,591	3,035,562

Number of shares:	1,123,269	1,123,463
Weighted average of outstanding common shares for the year	381,336	381,338
Weighted average of outstanding preferred shares for the year	741,933	742,125

Basic and diluted earnings per share:
Common shares	3.10	3.72
Preferred shares	3.41	4.09

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

32. RELATED-PARTY TRANSACTIONS AND BALANCES

32.a) Terms and conditions of related-party transactions

a)  Fixed and mobile telephone services: fixed and mobile telephone services provided by companies of Telefónica Group;

b) Lease of buildings and disposal of call center assets: lease of buildings owned by the Company where the call center structure is installed and disposal of property and equipment items used in call center activities to Atento Brasil, Telefonica Serviços Empresariais do Brasil and Telefonica Transportes e Logística;

c) Support service by the customer support service, collection, back office and sales people: provided by Atento Brasil; (company belongs to the Telefónica Group until 2012)

d) Expenses incurred: these are charged to the Company by Media Networks Latino America and Telefónica Del Peru;

e) Digital TV services: provided by Media Networks Latino America;

f) Lease and maintenance of safety equipment: provided by Telefonica Engenharia e Segurança do Brasil Ltda.;

g) Corporate services: these are passed through at the cost effectively incurred on those services;

h) Systems development and maintenance services: provided by Telefónica Global Technology;

i)    International transmission infrastructure for a number of data circuit and roaming services: provided by Telefónica International Wholesale Brazil, Telefónica International Wholesale Services Spain and Telefónica USA;

j) Administrative management services: financial, equity, accounting and human resources services provided by Telefonica Serviços Empresariais do Brasil;

k) Logistics and courier services: provided by Telefonica Transportes e Logística;

l) Voice portal content provider services: provided by Terra Networks Brazil;

m) Data communications and integrated solution services: provided by Telefónica International Wholesale Services Spain and Telefónica USA;

n) Long-distance calls and international roaming services: provided by companies of Telefónica Group;

o) Refund of expenses: from advisory service fees, expenses with salaries and other expenses paid by the Company to be refunded by companies of the Telefónica Group;

p) Brand Fee: Assignment of rights to use the brand paid to Telefónica;

q) Stock option plan: to employees of Telefónica; and

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

r) Reimbursement of expenses for the digital business to Telefónica Internacional.

For the above-mentioned transactions, the prices and other commercial conditions of contracts are agreed between the parties.

A summary of significant related-party transactions and balances is as follows:

		Balance sheet- Assets
		12.31.13			12.31.12
		Current assets		Noncurrent assets	Current assets		Noncurrent assets
Parent	Type of transaction	Trade accounts receivable, net	Other assets	Other assets	Trade accounts receivable, net	Other assets	Other assets
companies
SP Telecomunicações Participações	o)	28	183	6,717	1	19	545
Telefónica Internacional	o)	-	154	38,386	-	149	17,393
Telefónica	o) / q)	-	1,361	179	-	54	137
		28	1,698	45,282	1	222	18,075
Other group companies
Telefónica Usa	m)	2,612	-	-	1,925	-	-
Telefónica Chile	n)	-	4,808	-	5,160	-	106
Telefónica de España	n)	230	-	-	2,476	-	-
Telefónica Peru	d) / n)	1,573	-	-	1,764	3,216	236
Telefônica Engenharia de Segurança do Brasil	a) / g) / o)	1,320	1,903	472	556	1,915	293
Telefónica International Wholesale Services Brasil	a) / g) / o)	6,966	139	344	641	218	22
Telefónica International Wholesale Services Espanha	m)	48,267	-	-	7,072	-	-
Telefónica Moviles España	n)	6,335	-	-	3,239	-	-
Telefônica Serviços Empresariais do Brasil	a) / b) / g) / o)	2,579	15,284	2,837	1,770	15,605	1,009
Telefônica Transportes e Logistica	a) / b) / g) / o)	530	146	64	206	102	7
Terra Networks Brasil	a) / g) / o)	2,561	5,682	106	3,286	6,054	13
Other	a) / g) / n)	25,352	5,372	13,611	12,926	10,701	357
		98,325	33,334	17,434	41,021	37,811	2,043
Total		98,353	35,032	62,716	41,022	38,033	20,118

		Balance sheet - Liabilities
		12.31.13			12.31.12
		Current liabilities		Noncurrent liabilities	Current liabilities		Noncurrent liabilities
Parent	Type of transaction	Trade accounts payable	Other liabilities	Other liabilities	Trade accounts payable	Other liabilities	Other liabilities
companies
SP Telecomunicações Participações	g) / o)	50,120	-	6,483	2,685	4,028	4,689
Telefónica Internacional	o) / r)	214,523	-	-	601	1,086	-
Telefónica	p)	1,772	84,754	2,035	3,168	35,162	-
		266,415	84,754	8,518	6,454	40,276	4,689
Other group companies
Telefónica Usa	i)	716	31	121	1,051	6,680	106
Telefónica Chile	n)	-	-	-	1,577	-	-
Telefónica de España	n)	441	-	-	2,158	-	-
Telefónica Peru	n)	-	-	-	49	-	-
Telefônica Engenharia de Segurança do Brasil	f)	3,550	-	8	3,828	-	8
Telefónica International Wholesale Services Brasil	i)	75,485	-	391	68,552	-	305
Telefónica International Wholesale Services Espanha	i) / n)	17,842	9,986	-	869	2,342	-
Telefónica Moviles España	n)	5,468	-	-	4,196	-	-
Telefônica Serviços Empresariais do Brasil	j) / o)	11,701	36	-	17,783	36	1,521
Telefônica Transportes e Logistica	k)	25,163	1	270	32,648	272	165
Terra Networks Brasil	l)	883	-	266	1,366	19	291
Other	e) / h) / n)	49,281	146	636	15,096	522	116
		190,530	10,200	1,692	149,173	9,871	2,512
Total		456,945	94,954	10,210	155,627	50,147	7,201

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

		Income statement - Revenues (Costs and expenses)
		2013		2012
Parent	Type of transaction	Revenues	Costs and expenses	Revenues	Costs and expenses
Companies
SP Telecomunicações Participações	g) / o)	-	(41,366)	-	(12,639)
Telefónica Internacional	o) / r)	750	(182,481)	43,211	-
Telefónica	o) / p)	469	(300,843)	3,691	(142,791)
		1,219	(524,690)	46,902	(155,430)
Other group companies
Atento Brasil	a) / b) / c)	-	-	50,580	(979,672)
Telefónica Usa	i) / m)	1,502	(3,920)	3,318	(7,832)
Telefónica Chile	n)	1,181	-	-	-
Telefónica de España	n)	804	(1,857)	4,585	(3,736)
Telefónica Del Peru	d) / n)	92	(60)	3,844	-
Telefônica Engenharia de Segurança do Brasil	a) / f) / g) / o)	2,463	(7,882)	2,374	(7,077)
Telefónica International Wholesale Services Brasil	a) / g) / i) / o)	9,078	(200,988)	8,725	(120,876)
Telefónica International Wholesale Services Espanha	i) / m) / n)	49,937	(33,532)	20,476	(13,917)
Telefónica Moviles España	n)	3,244	(4,573)	-	(4,841)
Telefônica Serviços Empresariais do Brasil	a) / b) / g) / j) / o)	5,221	(80,881)	6,125	(97,665)
Telefônica Transportes e Logistica	a) / b) / g) / k) / o)	1,121	(88,248)	1,078	(86,710)
Terra Networks Brasil	a) / g) / l) / o)	3,875	(579)	7,317	(4,448)
Other	a) / e) / g) / h) / n)	18,546	(50,234)	8,590	(5,526)
		97,064	(472,754)	117,012	(1,332,300)
Total		98,283	(997,444)	163,914	(1,487,730)

32.b) Management compensation

Consolidated management compensation paid by the Company to its Board of Directors and Statutory Directors for the years ended December 31, 2013 and 2012 amounted to approximately R$32,436 and R$21,586, respectively. Of this amount, R$28,022 (R$16,856 as of December 31, 2012) corresponds to salaries, benefits and social charges and R$4,414 (R$4,730 as of December 31, 2012) to variable compensation.

These amounts were carried as labor costs, according to the function in the groups of Costs of Services Rendered, Selling Expenses and General and Administrative  Expenses (Notes 25, 26 and 27).

For the years ended December 31, 2013 and 2012, our Directors and Officers did not receive any pension, retirement pension or other similar benefits.

33. INSURANCE

The policy of the Company and its subsidiary, as well as of Telefónica Group, includes maintenance of insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management’s judgment and following Telefónica S.A.’s corporate program guidelines. Risk assumptions adopted, given their nature, are not included in the financial statements audit scope and, as a result, were not reviewed by our independent auditor.

Maximum limits of claims (established pursuant the agreements of each company consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts are as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Line	Maximum claim limits
Operating risks (with loss of profits)	1,211,400
General civil liability (RCG)	21,160

34. SHARE-BASED COMPENSATION PLANS

The Company's controlling shareholder, Telefónica S.A., has different share-based compensation plans, which were also offered to management and employees of its subsidiaries, among which are Telefônica Brasil and TData.

Fair value of options is estimated on the grant date, based on the binomial model for pricing options which considers terms and conditions of instruments granted.

The Company refunds Telefónica S.A. for the fair value of the benefit granted to management and employees on grant date.

Significant plans effective as of December 31, 2013 and December 31, 2012 are detailed below:

a)    Share incentive plan of Telefónica S.A.: “Performance Share Plan” or “PSP”

The General Shareholders’ Meeting of Telefónica S.A., held on June 21, 2006, approved the adoption of a long-term incentive plan to executive officers of Telefónica S.A. and its subsidiaries, which consists of granting them, after fulfillment of the requirements set forth in the plan, with a given number of shares of Telefónica S.A., as variable compensation.

Initially, the plan is expected to remain effective for seven years. The plan is divided into five cycles, of three years each, each starting on July 1 (“Start Date”) and ending on June 30 of the third year following the Start Date (“End Date”). At the beginning of each cycle, the number of shares to be granted to plan beneficiaries will be determined based on fulfillment of objectives set. Shares will be granted, as the case may be, after the End Date of each cycle. Cycles are independent, with the first one starting on July 1, 2006 (with shares granted on July 1, 2009), and the fifth cycle, on July 1, 2010 (with shares granted, as the case may be, as from July 1, 2013).

Granting of shares is conditional upon:

•      Beneficiaries staying with the company for the three years of each cycle, subject to certain special conditions in relation to terminations.

•      The actual number of shares granted at the end of each cycle will depend on the level of success and maximum number of shares granted to each executive officer. The level of success is based on the comparison of the evolution of shareholder remuneration considering price and dividends (Total Shareholder Return - TSR) of Telefónica share, vis-à-vis the evolution of TSRs corresponding to a number of companies quoted in the telecommunications industry, which correspond to the Comparison Group. Each employee enrolled with the plan is granted, at the beginning of each cycle, a maximum number of shares, and the actual number of shares granted at the end of the cycle is calculated by multiplying this number by the maximum level of success on the date. This will be 100% if the evolution of Telefonica's TSR is equal to or greater than the third quartile of the Comparison Group, and 30% if this evolution is equal to the average. If the evolution is maintained between the two values, a linear interpolation will be made, and, if below the median, nothing will be granted.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

At June 30, 2011, 2012 and 2013, the third, fourth and fifth cycles of this incentive plan ended, and the following number of shares were attributed to officers of the Company and its subsidiary:

Cycles	Number of shares	Par value in EUR	Final date
3rd cycle - July 1, 2008	186,186	8.39	June 30, 2011
4th cycle - July 1, 2009	169,323	8.41	June 30, 2012
5th cycle - July 1, 2010	173,645	9.08	June 30, 2013

Following the end of the third and fourth cycles, in July 2011 and 2012, total 186,186 and zero shares were issued to officers of Telefonica Brasil and its subsidiary included in those cycles, respectively. In the fourth and fifth cycle, no shares were issued as the minimum level of success established in the program for the TSR was not achieved.

b)    Performance & Investment Plan (PIP)

The General Shareholders' Meeting of Telefónica S.A., held on May 18, 2011, approved a long-term program to acknowledge the commitment, differentiated performance and high potential of its executive officers at global level, by granting them with Telefónica S.A. shares.

Participants of the plan need not pay for the shares initially granted to them and may increase the number of shares receivable by the end of the plan if they decide for a joint investment in their PIP. Co-investment requires that the participant buy and maintain, to the end of the cycle, a number equivalent to 25% of shares initially granted thereto by Telefónica S.A. On participant’s co-investment, Telefónica S.A. will increase initial shares by 25%.

Initially, the plan is expected to remain effective for three years. The cycle began on July 1, 2011 and will be effective until June 30, 2014. The number of shares is reported at the beginning of the cycle and, after three years from the grant date, shares are transferred to the participant if goals are achieved.

Granting of shares is conditional upon:

•      maintenance of active employment relationship within the Telefónica Group on the cycle consolidation date;

•      achievement, by Telefónica, of results representing fulfillment of the objectives established for the plan: the level of success is based on the comparison of the evolution or shareholder compensation, obtained through (TSR) to the evolution of the TSRs of the previously defined Comparison Group companies:

➢  100% are granted if the TSR of Telefónica S.A exceeds the TSR of companies representing 75% of capitalization on the Comparison Group stock exchange.

➢  30% are granted if the TSR of Telefónica S.A is equivalent to the TSR of companies representing 50% of capitalization on the Comparison Group stock exchange.

➢  determined by linear interpolation if the TSR of Telefónica S.A ranges from 50% to 75% of the capitalization of the Comparison Group stock exchange.

➢  No shares are granted if the TSR of Telefónica S.A is below the TSR of companies representing 50% of capitalization on the Comparison Group stock exchange.

The maximum number of shares attributed in the first three outstanding cycles at December 31, 2013 is as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Cycles	Number of shares	Par value in EUR	Final date
1st cycle - July 1, 2011	380,663	8.28	June 30, 2014
2nd cycle - July 1, 2012	672,675	8.28	June 30, 2015
3rd cycle - July 1, 2013	477,010	10.39	June 30, 2016

c)    Global share incentive plan of Telefónica S.A.: “Global Employee Share Plan” or “GESP”

The General Shareholders’ Meeting of Telefónica S.A. held on May 18, 2011, approved the second round of the share option incentive plan of Telefónica S.A. for Telefonica Group’s employees, on a global level, including employees of Telefonica Brasil and its subsidiary. Through this plan, they are offered the possibility of acquiring shares of Telefónica S.A., which agrees to freely grant participants with a certain number of its shares, whenever certain requirements are fulfilled.

Initially, the plan is expected to remain effective for two years. Employees enrolled with the plan could acquire Telefónica S.A. shares through monthly contributions of up to 100 Euros (or equivalent in local currency), with maximum of 1,200 Euros over twelve months (vesting period). Shares will be granted, as the case may be, after the vesting period, beginning December 1, 2014, and is conditional upon:

•      Beneficiaries staying with the company for the two years of the program (vesting period), subject to certain special conditions in relation to terminations.

•      The exact number of shares to be granted at the end of the vesting period will rely upon the number of shares acquired and held by employees. Thus, employees enrolled with the plan, continuing with the Group, and who have held the shares acquired for additional twelve months after the vesting period, are entitled to receive one free share for each share they have acquired and held through the end of the vesting period.

The vesting period started in November 2012 and, as of December 31, 2013, employees of Telefônica Brasil and its subsidiaries enrolled with the plan totaled 1,839.

The Company and its subsidiary recorded personnel expenses referring to share-based payment plans for the years ended December 31, 2013 and 2012, as follows:

Plans	2013	2012
PSP	653	3,994
PIP	11,789	3,000
GESP	2,285	3,435
Total	14,727	10,429

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

35. POST-RETIREMENT BENEFIT PLANS

The plans sponsored by the Company and related benefits types are as follows:

Plan	Type (1)	Entity	Sponsorship

PBS-A	DB	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás

PAMA / PCE	Health care	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás

CTB	DB	Telefônica Brazil	Telefônica Brasil

PBS	DB/Hybrid	VisãoPrev	Telefônica Brasil

PREV	Hybrid	VisãoPrev (2)	Telefônica Brasil

VISÃO	DC/Hybrid	VisãoPrev	Telefônica Brasil and Telefônica Data

(1) DB = Defined benefit plan;
DC = Defined Contribution Plan;
Hybrid = Plan that offers both DB and DC-type benefits. (2) Except for plan CELPREV, managed by Sistel.

The Company, together with other companies from former Telebrás System, sponsors private pension plans and post-employment medical benefits, as follows: i) PBS-A; ii) PAMA; iii) CTB ; iv) PBS-Telefonica, PBS-Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular; v) Plano TCP Prev, TCO Prev and CelPrev; and vi) Plano de Benefícios Visão Telefônica and Visão Celular – Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

The Company individually sponsors defined benefit retirement plans - Plano PBS, managed by Visão Prev. In addition, a multiemployer retirement plan (PBS-A) and health care plan (PAMA) are provided by the Company and its subsidiary to retired employees and their dependents (managed by Fundação Sistel, with constituted fund and participants contributions), at shared costs. Contributions to the PBS Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan, as described below:

Modality	%
PBS Telesp	11.47
PBS Telesp Celular	10.68
PBS Tele Sudeste Celular	11.73
PBS Telemig Celular	6.11
PAMA	1.50

For other employees of the Company and its subsidiary, there is an individual defined contribution plan - Visão Benefit Plan, which is managed by Visão Prev Companhia de Previdência Complementar. These plans are funded by contributions made by participants (employees) and by sponsors, which are credited to members’ individual accounts. The Company and its subsidiary are responsible for funding all administrative and maintenance expenses of such plans, including members’ death and disability risks. The contributions made by the Company and its subsidiary to those plans are equal to those of the participants, which range from 2% to 9% of their salaries, and from 0% to 8% of the contribution salary of Vivo Prev participants, based on the percentage chosen by the employee.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Additionally, the Company supplements the retirement benefits of certain employees of the former Companhia Telefônica Brasileira (CTB).

The Company also sponsors the CelPrev. The participant may contribute to the plan in three ways, to wit: (a) normal basic contribution: percentage ranging from 0% to 2% of their participation salary; (b) normal additional contribution: percentage ranging from 0% to 6% of part of their participation salary exceeding 10 Standard Reference Units of the Plan, and (c) volunteer contribution: percentage freely chosen by the participant, and applied on their participation salary. The sponsor may contribute in four ways, to wit: (a) normal basic contribution: contribution equal to the normal basic contribution of the participant, less contribution to fund the health allowance benefit and administrative expenses; (b) normal additional contribution: equal to the normal additional contribution of the participant, less administrative expenses; (c) volunteer contribution: volunteer contribution and with frequency determined by the sponsor, and (d) special contribution: contribution solely to sponsor’s employees not belonging to PBS and who enrolled with the plan 90 days from the day CelPrev became effective.

The actuarial valuation of the plans was carried out in December 2013 and 2012, based on the registration of the participants as of August 31, 2013 for the plans managed by VisãoPrev and Sistel, both projected for December 31, 2013 and based on the participants as of August 31 and July 31, 2012 for the plans managed by VisãoPrev and Sistel, respectively, both projected for December 31, 2012, adopting the projected unit credit method. Actuarial gains and losses generated in each year are immediately recognized in net assets (in other comprehensive income).

The assets of the plans refer to December 31, 2013 and 2012, respectively. With regard to the multi-sponsored plans (PAMA and PBS-A), the plan assets were allocated in view of the company’s actuarial liabilities in relation to the actuarial liabilities of the plan.

The actuarial provisions regarding the aforesaid plans are recorded in Provisions (Note 20).

The defined benefit obligation is comprised of different components, in accordance with the characteristics of the pension of each plan and can comprise the actuarial liabilities of obligations to supplement the retirement, medicare subsidy to retirees and dependents and death and disability benefits for the participants. This obligation is exposed to economic and demographic risks, such as: a) readjustments of medical costs which may affect the cost of medicare plans, b) salary growth, c) long-term inflation rate and d) life expectancy of the participants and pensioners.

The fair value of assets of the plans is comprised mainly of fixed income investments (NTNs, LFTs, LTNs and CDBs) and variable income investments (share of large, highly reputable and highly liquid companies). Due to the concentration of the fixed and variable income investments, the assets of the plans are exposed mainly to the risks inherent to the financial Market and to the economic scenario, such as: a) Market risk in economic sectors where the fixed income investments are concentrated, b) risk of events which affect the economic scenario and in the market indexes where the variable income investments are concentrated and c) long-term inflation rate which may consume the profitability of previously indexed fixed income investments.

The consolidated actuarial liabilities at December 31, 2013 and 2012 were as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Plan	12.31.13	12.31.12 - Restated
CTB	49,158	50,652
PAMA	321,193	341,617
Total	370,351	392,269

a.    Reconciliation of assets and liabilities

					Net liabilities (assets) at 12.31.13
	Present value of DB plan obligations	Fair value of plan assets	Net liabilities (assets)	Asset limitation	Noncurrent assets	Noncurrent liabilities
PBS-A (i)	1,208,268	2,125,944	(917,676)	917,676	-	-
CTB	49,158	-	49,158	-	-	49,158
PAMA (i)	387,460	66,267	321,193	-	-	321,193
PBS	205,949	281,127	(75,178)	70,458	(4,720)	-
VISÃO	9,634	44,788	(35,154)	28,480	(6,674)	-
PREV	28,247	79,844	(51,597)	45,082	(6,515)	-
TOTAL	1,888,716	2,597,970	(709,254)	1,061,696	(17,909)	370,351

					Net liabilities (assets) at 12.31.12
	Present value of DB plan obligations	Fair value of plan assets	Net liabilities (assets)	Asset limitation	Noncurrent assets	Noncurrent liabilities
PBS-A (i)	1,376,229	2,136,722	(760,493)	760,493	-	-
CTB	50,652	-	50,652	-	-	50,652
PAMA (i)	437,241	95,624	341,617	-	-	341,617
PBS	229,119	342,323	(113,204)	112,246	(958)	-
VISÃO	34,666	61,189	(26,523)	8,685	(17,838)	-
PREV	53,559	106,150	(52,591)	23,339	(29,252)	-
TOTAL	2,181,466	2,742,008	(560,542)	904,763	(48,048)	392,269

(i)    Proportional participation of the Company and its subsidiary in assets and liabilities in multi-sponsored plans PAMA and PBS-A.

b. Total expenses recognized in P&L

	2013			2012
	Current service cost	Net interest income (expense) on the net actuarial assets/liabilities	Total	Current service cost	Net interest income (expense) on the net actuarial assets/liabilities	Total
CTB	-	4,126	4,126	-	3,164	3,164
PAMA	139	30,811	30,950	165	24,179	24,344
PBS	644	(101)	543	853	(13,164)	(12,311)
VISÃO	4,148	(1,722)	2,426	4,601	(10,307)	(5,706)
PREV	4,270	(2,703)	1,567	3,872	(4,741)	(869)
TOTAL	9,201	30,411	39,612	9,491	(869)	8,622

c.    Amounts recognized in other comprehensive income

	2013			2012
	Actuarial (gains) losses	Asset limitation effect	Total cost recognized in OCI	Actuarial (gains) losses	Asset limitation effect	Total cost recognized in OCI
CTB	(482)	-	(482)	17,216	-	17,216
PAMA	(51,336)	-	(51,336)	43,940	-	43,940
PBS	47,542	(51,706)	(4,164)	(48,381)	59,051	10,670
VISÃO	(6,847)	19,045	12,198	57,611	(35,690)	21,921
PREV	5,336	19,684	25,020	(20,559)	(3,406)	(23,965)
TOTAL	(5,787)	(12,977)	(18,764)	49,827	19,955	69,782

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

d.    Movement of net defined benefit liabilities (assets)

	Net interest on net defined benefit liability (asset) at 12.31.12	Expenses for 2013	Sponsor contributions for 2013	Amounts recognized in OCI	Net interest on net defined benefit liability (asset) at 12.31.13	Actuarial assets per balance sheet	Actuarial liabilities per balance sheet at 12.31.13
CTB	50,652	4,126	(5,138)	(482)	49,158	-	49,158
PAMA	341,617	30,950	(38)	(51,336)	321,193	-	321,193
PBS	(958)	543	(141)	(4,164)	(4,720)	(4,720)	-
VISÃO	(17,838)	2,426	(3,460)	12,198	(6,674)	(6,674)	-
PREV	(29,252)	1,567	(3,850)	25,020	(6,515)	(6,515)	-
TOTAL	344,221	39,612	(12,627)	(18,764)	352,442	(17,909)	370,351

	Net interest on net defined benefit liability (asset) at 01.01.12	Expenses for 2012	Sponsor contributions for 2012	Amounts recognized in OCI	Net interest on net defined benefit liability (asset) at 12.31.12	Actuarial assets per balance sheet	Actuarial liabilities per balance sheet at 12.31.12
CTB	34,615	3,164	(4,343)	17,216	50,652	-	50,652
PAMA	273,373	24,344	(40)	43,940	341,617	-	341,617
PBS	820	(12,311)	(136)	10,669	(958)	(958)	-
VISÃO	(30,432)	(5,706)	(3,621)	21,921	(17,838)	(17,838)	-
PREV	(693)	(869)	(3,725)	(23,965)	(29,252)	(29,252)	-
TOTAL	277,683	8,622	(11,865)	69,781	344,221	(48,048)	392,269

e.       Movement of defined benefit liabilities

	Defined benefit liability at 12.31.12	Current service cost	Interest on actuarial liabilities	Benefits paid for the year	Allocated member contributions for the year	Actuarial experience (gains) losses	Actuarial (gains) losses based on biometric assumptions	Actuarial (gains) losses based on financial assumptions	Defined benefit liability at 12.31.13
PBS-A	1,376,229	-	115,001	(106,210)	-	28,268	32,649	(237,669)	1,208,268
CTB	50,652	-	4,127	(5,138)	-	7,075	1,417	(8,975)	49,158
PAMA	437,241	139	38,759	(15,664)	-	(2,297)	27,808	(98,526)	387,460
PBS	229,119	644	19,520	(14,181)	190	1,706	10,962	(42,011)	205,949
VISÃO	34,666	4,148	2,807	(324)	341	(8,580)	(19,799)	(3,625)	9,634
PREV	53,559	4,270	4,456	(1,707)	171	(7,038)	(17,983)	(7,481)	28,247
TOTAL	2,181,466	9,201	184,670	(143,224)	702	19,134	35,054	(398,287)	1,888,716

	Defined benefit liability at 01.01.12	Current service cost	Interest on actuarial liabilities	Benefits paid for the year	Allocated member contributions for the year	Actuarial experience (gains) losses	Actuarial (gains) losses based on biometric assumptions	Actuarial (gains) losses based on financial assumptions	Defined benefit liability at 12.31.12
PBS-A	1,214,453	-	113,362	(101,793)	-	22,791	-	127,416	1,376,229
CTB	34,615	-	3,164	(4,343)	-	12,898	-	4,318	50,652
PAMA	366,660	165	35,026	(14,821)	-	10,538	-	39,673	437,241
PBS	242,227	853	22,780	(13,323)	270	(45,066)	-	21,378	229,119
VISÃO	33,986	4,601	3,085	(1,322)	180	(6,738)	-	874	34,666
PREV	46,251	3,872	4,260	(1,606)	113	(2,286)	-	2,955	53,559
TOTAL	1,938,192	9,491	181,677	(137,208)	563	(7,863)	-	196,614	2,181,466

f.     Movement of fair value of plan assets

	Fair value of the plan assets at 12.31.12	Benefits paid for the year	Participants contributions poured in the year	Sponsor contributions poured in the year	Interest income on plan assets	Return on the plan assets excluding interest income	Fair value of plan assets at 12.31.13
PBS-A	2,136,722	(106,210)	-	-	180,936	(85,504)	2,125,944
PAMA	95,624	(15,664)	-	38	7,948	(21,679)	66,267
PBS	342,323	(14,181)	190	140	29,538	(76,883)	281,127
VISÃO	61,189	(324)	341	3,462	5,279	(25,159)	44,788
PREV	106,150	(1,707)	171	3,849	9,218	(37,837)	79,844
TOTAL	2,742,008	(138,086)	702	7,489	232,919	(247,062)	2,597,970

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

	Fair value of plan assets at 12.31.11	Benefits paid for the year	Participants contributions poured in the year	Sponsor contributions poured in the year	Interest income on plan assets	Return on the plan assets excluding interest income	Fair value of plan assets at 12.31.12
PBS-A	1,882,195	(101,793)	-	-	243,033	113,287	2,136,722
PAMA	93,287	(14,821)	-	39	10,847	6,272	95,624
PBS	294,602	(13,323)	270	136	35,944	24,694	342,323
VISÃO	108,793	(1,322)	180	3,621	13,392	(63,475)	61,189
PREV	73,689	(1,606)	113	3,727	9,001	21,226	106,150
TOTAL	2,452,566	(132,865)	563	7,523	312,217	102,004	2,742,008

g. Expected P&L for the year 2014

	Current service cost	Net interest on net defined benefit liability/asset	Total
CTB	-	5,012	5,012
PAMA	89	34,590	34,679
PBS	436	(576)	(140)
VISÃO	1,038	(778)	260
PREV	1,001	(757)	244
Total	2,564	37,491	40,055

h. Contributions by the sponsors expected for 2014

	Sponsor contributions	Benefits paid directly by the sponsor	Total
CTB	-	5,245	5,245
PAMA	41	-	41
PBS	1,128	-	1,128
VISÃO	1,107	-	1,107
PREV	1,023	-	1,023
Total	3,299	5,245	8,544

i. Weighted average of the defined benefit obligation

	2013	2012
PBS-A	12.75 years	10.45 years
CTB	11.32 years	9.27 years
PAMA	16.01 years	15.73 years
PBS	15.01 years	12.34 years
VISÃO	8.29 years	10.01 years
PREV	13.62 years	11.65 years

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

j. Actuarial assumptions

	2013
Plan	Future salary growth rate	Medical expense growth rate	Nominal annual adjustment rate of pension benefits	Medical service eligibility age	Retirement age	Mortality table for nondisabled individuals	Mortality table for disabled individuals	Disability table	Turnover
PBS	6.18%	N/A	4.5%	N/A	57 years old	AT-2000 Basic segregated by gender, down-rated by 10%	RP-2000 Disabled Female, down-rated by 40%	Mercer Disability	N/A

VISÃO	6.18%	N/A	4.5%	N/A	60 years old	AT-2000 Basic segregated by gender, down-rated by 50%	N/A	Light-Fraca, down-rated by 30%	Turnover experience in VISÃO plans (2008 to 2011)

PREV	6.18%	N/A	4.5%	N/A	60 years old	AT-2000 Basic segregated by gender, down-rated by 50%	N/A, except for TCOPrev, which uses RP-2000 Disabled Male	Light-Fraca, down-rated by 30%	Turnover experience in VISÃO plans (2008 to 2011)

CTB	6.18%	N/A	4.5%	N/A	N/A	AT-2000 Basic segregated by gender, down-rated by 10%	N/A	N/A	N/A

PAMA	N/A	7.64%	N/A	5% upon reaching 52 years and 10 years of participation; 3% each subsequent year; 100% in normal retirment eligibility	N/A	AT-2000 Basic segregated by gender, down-rated by 10%	N/A	N/A	N/A

PBS-A	N/A	N/A	4.5%	N/A	N/A	AT-2000 Basic segregated by gender, down-rated by 10%	N/A	N/A	N/A

In addition to the aforesaid assumptions, other assumptions common for all the plans were adopted for 2013, as follows:

•      Long-term inflation rate: 4.5%;

•      Discount rate at present value of the defined benefit liability: 10.77%;

•      Capacity factor for salaries and benefits: 98%;

•      Growth of medical costs by age (aging factor): 4%; and

•      Actuarial method: PUC

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

	2012
Plano	Future salary growth rate	Medical expense growth rate	Nominal annual adjustment rate of pension benefits	Medical service eligibility age	Retirement age
PBS	6.18%	N/A	4.5%	N/A	57 years old

VISÃO	6.18%	N/A	4.5%	N/A	60 years old

PREV	6.18%	N/A	4.5%	N/A	60 years old

CTB	6.18%	N/A	4.5%	N/A	N/A
PAMA	N/A	7.64%	N/A	5% upon reaching 52 years and 10 years of participation; 3% each subsequent year; 100% in normal retirment eligibility	N/A

PBS-A	N/A	N/A	4.5%	N/A	N/A

In addition to the aforesaid assumptions, other assumptions common for all the plans were adopted for 2012, as follows:

•      Long-term inflation rate: 4.5%;

•      Capacity factor for salaries and benefits: 98%;

•      Rotation: 0.15 (length of service +1), null as from 50 years;

•      Table of disability benefit request: Mercer Disability;

•      Mortality table for non-disabled people: AT2000 segregated by gender;

•      Mortality table for disabled people: IAPB-57

•      Growth of medical costs by age (aging factor): 4%; and

•      Actuarial method: PUC

k. Changes in actuarial assumptions in relation to the prior year

In order to fit some actuarial assumptions into the economic and demographic reality, a study was carried out to check the adherence to the plans managed by Visão Prev, which approved the new assumptions in its decision-making body.

The assumptions with changes in relation to the prior year and which affect the defined benefit liability are as follows:

Demographic assumptions:

•        Mortality table for non-disabled people

•        Mortality table for disabled people

•        Table of disability benefit request

•        Rotation index

Financial assumptions:

•      Discount rate at present value of the defined benefit liability

Following are the impacts on the defined benefit liability in light of the changes in the actuarial assumptions:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

	Defined benefit liability, based on current actuarial assumptions	Defined benefit liability, based on prior-year actuarial assumptions	Difference from change in actuarial assumptions
PBS-A	1,208,268	1,413,289	(205,021)
CTB	49,158	56,715	(7,557)
PAMA	387,460	458,178	(70,718)
PBS	205,949	236,998	(31,049)
VISÃO	9,634	33,059	(23,425)
PREV	28,247	53,710	(25,463)
Total	1,888,716	2,251,949	(363,233)

l. Sensitivity analysis of actuarial assumptions

According to the Company, the actuarial assumption is significant, with a reasonable possibility of changes vis-à-vis the demographic and economic scenarios. The discount rate used to present value adjust the defined benefit liability might significantly change the amount of the defined benefit obligation.

Following is the sensitivity analysis of the defined benefit obligation for the 0.5% increase and the 0.5% reduction scenarios involving the discount rate used for present value adjustment of the defined benefit liability:

	Defined benefit liability, discounted to present value at a 10.77% rate	Defined benefit liability, discounted to present value at a 11.27% rate (up by 0.5%)	Defined benefit liability, discounted to present value at a 10.27% rate (down by 0.5%)
PBS-A	1,208,268	1,157,255	1,263,512
CTB	49,158	47,323	51,134
PAMA	387,460	365,071	412,143
PBS	205,949	195,860	216,989
VISÃO	9,634	9,433	9,845
PREV	28,247	27,007	29,607
Total	1,888,716	1,801,949	1,983,230

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

m. Allocation of assets of plans

	PBS-A	PAMA	PBS	VISÃO	PREV
Investments with market value quoted in active market:
Fixed income investments
Nacional Treasury Note (NTN)	1,302,601	53,876	266,580	32,353	55,710
Treasury Financial Letter (LFT)	126,428	204	-	396	682
Nacional Treasury Letter (LTN)	15,205	164	8,066	1,664	2,865
Certificate of Interbank Deposit (CDB)	75,815	12,023	-	759	1,307
Debentures	-	-	-	2,969	5,112
Financial letter	-	-	-	1,877	3,231
FIDC quotes / Others	-	-	5,420	1,209	2,081
Variable income investments
Investments in food and beverage industry	88,886	-	-	367	902
Investments in aerospace sector	44,836	-	-	-	-
Investments in energy sector	206,876	-	-	241	592
Investments in mining sector	7,866	-	-	300	738
Investments in oil, gas and biofuels	-	-	-	151	371
Investments in telephone industry	-	-	-	85	209
Investments in steel and metallurgy sector	-	-	-	153	376
Investments in water and sanitation sector	-	-	-	13	32
Investments in construction and engineering	-	-	-	143	352
Investments in the trading and distribution industry	-	-	-	66	163
Investments in transport sector	-	-	-	159	390
Investments in wood and paper industry	-	-	-	76	188
Investments in education sector	-	-	-	67	166
Investments in financial services industry / banking insitutions	-	-	-	797	1,960
Investments in real estate	-	-	-	52	127
Investments in tacacco sector	-	-	-	33	81
Investments in sector holdings	-	-	-	138	340
Investments in other sectors	-	-	-	127	311
Investments in market index (IBrX50)	44,857	-	-	-	-
Structured investments	10,630	-	-	-	-
Real estate investments	170,076	-	-	-	-
Loans to participants	31,868	-	1,061	-	-

Investments with market value non-quoted in active market:
Loans to participants	-	-	-	593	1,558

Total	2,125,944	66,267	281,127	44,788	79,844

n. Calendar of due dates of payments of future benefits

	2014	2015	2016	2017	2018	2019 onwards
PBS-A	103,336	107,010	110,704	114,411	117,960	4,183,610
CTB	5,245	5,248	5,238	5,220	5,198	139,280
PAMA	16,643	18,337	20,182	22,189	24,344	2,842,005
PBS	14,861	15,545	16,542	17,218	17,885	1,032,487
VISÃO	1,681	1,693	1,700	1,709	1,713	25,344
PREV	2,818	2,879	2,943	3,072	3,151	156,791

36. FINANCIAL INSTRUMENTS

The Company and its subsidiary measured their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, both interpretation of market information and selection of methodologies require considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, estimates presented do not necessarily indicate the amounts that may be realized in current market. The use of different market approaches and/or methodologies may have a significant effect on the estimated realizable values.

For the years ended December 31, 2013 and 2012, the Company did not identify any significant and impairment in recoverable amount of its financial instruments.

Breakdown of financial assets and liabilities as of December 31, 2013 and 2012 and January 1st 2012 is as follows.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

At December 31, 2013:

	Company
	Fair value			Amortized cost
Financial assets	Measured at fair value through profit or loss	Coverage	Available for sale	Loans and receivable		Level 2	Total book value	Total fair value
					Level 1 Market price	Estimates based on ither market inputs
Current
Cash and cash equivalents (Note 5)	-	-	-	6,311,299	-	-	6,311,299	6,311,299
Derivative transactions (Note 36)	893	88,606	-	-	-	89,499	89,499	89,499

Noncurrent
Equity investments (Note 12)	-	-	86,349	-	86,349	-	86,349	86,349
Derivative transactions (Note 36)	-	329,652	-	-	-	329,652	329,652	329,652
Total financial assets	893	418,258	86,349	6,311,299	86,349	419,151	6,816,799	6,816,799

	Company
Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Coverage	Level 2 Estimates based on other market inputs	Total book value	Total fair value
Current
Loans, financing and lease (Note 18.1)	-	1,236,784	-	-	1,236,784	1,417,911
Debentures (Note 18.2)	-	286,929	-	-	286,929	588,116
Derivative transactions (Note 36)	871	-	43,592	44,463	44,463	44,463

Noncurrent
Loans, financing and lease (Note 18.1)	-	3,215,156	-	-	3,215,156	2,923,290
Debentures (Note 18.2)	-	4,014,686	-	-	4,014,686	3,698,203
Derivative transactions (Note 36)	-	-	24,807	24,807	24,807	24,807
Total financial liabilities	871	8,753,555	68,399	69,270	8,822,825	8,696,790

	Consolidated
	Fair value			Amortized cost
Financial assets	Measured at fair value through profit or loss	Coverage	Available for sale	Loans and receivables	Level 1 Market price	Level 2 Estimates based on other market inputs	Total book value	Total fair value
Current
Cash and cash equivalent (Note 5)	-	-	-	6,543,936	-	-	6,543,936	6,543,936
Derivative transactions (Note 36)	893	88,606	-	-	-	89,499	89,499	89,499

Noncurrent
Equity investments (Note 12)	-	-	86,349	-	86,349	-	86,349	86,349
Derivative transactions (Note 36)	-	329,652	-	-	-	329,652	329,652	329,652
Total financial assets	893	418,258	86,349	6,543,936	86,349	419,151	7,049,436	7,049,436

	Consolidated
Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Coverage	Level 2 Estimates based on other market inputs	Total book value	Total fair value
Current
Loans, financing and lease (Note 16.1)	-	1,236,784	-	-	1,236,784	1,417,911
Debentures (Note 16.2)	-	286,929	-	-	286,929	588,116
Derivative transactions (Note 34)	871	-	43,592	44,463	44,463	44,463

Noncurrent
Loans, financing and lease (Note 16.1)	-	3,215,156	-	-	3,215,156	2,923,290
Debentures (Note 16.2)	-	4,014,686	-	-	4,014,686	3,698,203
Derivative transactions (Note 34)	-	-	24,807	24,807	24,807	24,807
Total financial assets	871	8,753,555	68,399	69,270	8,822,825	8,696,790

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

At December 31, 2012:

	Company
	Fair value		Amortized cost
Financial assets	Coverage	Available for sale	Loans and receivables		Level 2	Total book value	Total fair value
				Level 1 Market price	Estimates based on ither market inputs
Current
Cash and cash equivalents (Note 5)	-	-	3,079,282	-	-	3,079,282	3,079,282
Derivative transactions (Note 36)	39,197	-	-	-	39,197	39,197	39,197

Noncurrent
Equity investments (Note 12)	-	142,881	-	142,881	-	142,881	142,881
Derivative transactions (Note 36)	21,465	-	-	-	21,465	21,465	21,465
Total financial assets	60,662	142,881	3,079,282	142,881	60,662	3,282,825	3,282,825

	Company
Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Coverage	Level 2 Estimates based on other market inputs	Total book value	Total fair value
Current
Loans, financing and lease (Note 18.1)	-	756,371	-	-	756,371	806,102
Debentures (Note 18.2)	-	702,215	-	-	702,215	811,919
Derivative transactions (Note 36)	455	-	8,292	8,747	8,747	8,747

Noncurrent
Loans, financing and lease (Note 18.1)	-	582,422	-	-	582,422	541,622
Debentures (Note 18.2)	-	2,253,690	-	-	2,253,690	2,158,008
Derivative transactions (Note 36)	-	-	3,733	3,733	3,733	3,733
Total financial liabilities	455	4,294,698	12,025	12,480	4,307,178	4,330,131

	Consolidated - Restated
	Fair value		Amortized cost
Financial assets	Coverage	Available for sale	Loans and receivable	Level 1 Market price	Level 2 Estimates based on other market inputs	Total book value	Total fair value
Current
Cash and cash equivalents (Note 5)	-	-	7,133,485	-	-	7,133,485	7,133,485
Derivative transactions (Note 36)	41,109	-	-	-	41,109	41,109	41,109

Noncurrent
Equity investments (Note 12)	-	142,881	-	142,881	-	142,881	142,881
Derivative transactions (Note 36)	286,278	-	-	-	286,278	286,278	286,278
Total financial assets	327,387	142,881	7,133,485	142,881	327,387	7,603,753	7,603,753

	Consolidated - Restated
Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Coverage	Level 2 Estimates based on other market inputs	Total book value	Total fair value
Current
Loans, financing and lease (Note 18.1)	-	1,270,122	-	-	1,270,122	1,471,265
Debentures (Note 18.2)	-	702,215	-	-	702,215	811,919
Derivative transactions (Note 36)	470	-	29,116	29,586	29,586	29,586

Noncurrent
Loans, financing and lease (Note 18.1)	-	3,774,461	-	-	3,774,461	3,600,090
Debentures (Note 18.2)	-	2,253,690	-	-	2,253,690	2,158,008
Derivative transactions (Note 36)	-	-	26,545	26,545	26,545	26,545
Total financial liabilities	470	8,000,488	55,661	56,131	8,056,619	8,097,413

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

At January 1st, 2012:

	Consolidated
	Fair value		Amortized cost
Financial assets	Coverage	Available for sale	Loans and receivable	Level 1 Market price	Level 2 Estimates based on other market inputs	Total book value	Total fair value
Current
Cash and cash equivalents (Note 5)	-	-	2,889,543	-	-	2,889,543	2,889,543
Derivative transactions	1,840	-	-	-	1,840	1,840	1,840

Noncurrent
Equity investments (Note 12)	-	152,256	-	152,256	-	152,256	152,256
Derivative transactions (Note 36)	225,935	-	-	-	225,935	225,935	225,935
Total financial assets	227,775	152,256	2,889,543	152,256	227,775	3,269,574	3,269,574

	Consolidated
Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Coverage	Level 2 Estimates based on other market inputs	Total book value	Total fair value
Current
Loans, financing and lease (Note 18.1)	-	1,000,082	-	-	1,000,082	1,232,480
Debentures (Note 18.2)	-	468,624	-	-	468,624	521,057
Derivative transactions (Note 36)	1,327	-	49,835	51,162	51,162	51,162

Noncurrent
Loans, financing and lease (Note 18.1)	-	3,968,513	-	-	3,968,513	3,595,860
Debentures (Note 18.2)	-	787,807	-	-	787,807	722,453
Derivative transactions (Note 36)	-	-	78,369	78,369	78,369	78,369
Total financial liabilities	1,327	6,225,026	128,204	129,531	6,354,557	6,201,381

Capital management

The purpose of the Company and its subsidiary’s Capital management is to ensure that a solid credit rating is sustained before the institutions, as well as an optimum capital ratio, in order to support the Company’s businesses and maximize the value to its shareholders.

The Company and its subsidiary manage their capital structure by making adjustments and fitting into current economic conditions. For this purpose, the Company and its subsidiary may pay dividend, raise new loans, issue promissory notes and contract derivative transactions. For the year ended December 31, 2013, there were no changes in the Company’s objectives, policies or capital structure processes.

The Company and its subsidiary include in the net debt structure the following balances: loans, financing, debentures and finance lease (Note 18) operations with derivatives, net of cash and cash equivalents (Note 5) and short-term investments as a guarantee of the BNB financing.

The consolidated net indebtedness index on the Company’s net assets is comprised as follows:

	Consolidated
	12.31.13	12.31.12
Cash and cash equivalents	6,543,936	7,133,485
Loans, financing, debentures, lease and derivative transactions (net of short-term investments pledged as a guarantee for debt repayment)	(8,343,761)	(7,669,252)
Net debt	1,799,825	535,767
Net equity	42,894,442	44,681,120
Net debt-to-equity ratio	4.20%	1.20%

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Risk management policy

The Company and its subsidiary are exposed to several market risks as a result of their commercial operations, debts obtained to finance their activities and debt-related financial instruments.

The key market risk factors that affect the business of the Company are detailed below:

a.    Currency risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the financial expenses stemming from loans denominated in foreign currency.

At December 31, 2013, 15.9% (19.9% at December 31, 2012) of the financial debt was denominated in foreign currency. The Company has entered into derivative transactions (exchange rate hedge) with financial institutions to hedge against exchange rate variation on its gross debt in foreign currency (R$1,394,523 and R$1,586,711 at December 31, 2013 and 2012, respectively). In view of this, total debt was covered by long position on currency hedge transactions (swap for CDI) on those dates.

There is also the exchange rate risk related to non-financial assets and liabilities in foreign currency, which can lead to a lower amount receivable or higher amount payable, depending on exchange rate variation for the period.

Hedge transactions were taken out to minimize the exchange rate risk related to these non-financial assets and liabilities in foreign currency. This balance is subject to daily changes due to business dynamics. However, the Company intends to cover the net balance of these rights and obligations (US$34,500 thousand and €2,490 thousand payable at December 31, 2013 and US$16,130 thousand and €4,140 thousand payable at December 31, 2012) to minimize the related foreign exchange risk.

b.    Interest rate and inflation risk

This risk arises from the possibility of the Company and its subsidiary incurring losses due to an unfavorable change in internal interest rates, which may negatively affect financial expenses connected with part of debentures pegged to CDI and derivative short position (exchange rate hedge and IPCA) taken out at floating interest rates (CDI).

The debt taken out from BNDES is indexed by the TJLP (Long Term Interest Rate) quarterly set by the National Monetary Council, which was kept at 6.0% p.a. from July 2009 to June 2012. From July to December 2012, the TJLP was 5.5% p.a., and reduced to 5.0% p.a. as from January 2013.

The risk of inflation arises from the debentures of Telemig (merged into Vivo Part. as of June 1, 2010), indexed by the IPCA, which may adversely affect our financial expenses in the event of an unfavorable change in this index.

To reduce exposure to local floating interest rates (CDI), the Company and its subsidiary invest cash surplus of R$6,442,015 (R$7,039,181 at December 31, 2012), mainly in short-term financial investments (Bank Deposit Certificates) based on CDI variation. The carrying amount of these instruments approximates market value, since they are redeemable within short term.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

c.    Liquidity risk

Liquidity risk derives from the possibility that the Company and its subsidiary do not have sufficient resources to meet their commitments according to the different currencies and terms of execution/settlement of their rights and obligations.

The Company and its subsidiary structure the maturity dates of the non-derivative financial agreements, as shown in Note 18, and their respective derivatives as shown in the payments schedule disclosed in the referred note, in such manner as not to affect their liquidity.

The control over the Company’s and its subsidiary’s liquidity and cash flow is monitored daily by management, in such way as to ensure that the operating cash generation and the available lines of credit, as necessary, are sufficient to meet their schedule of commitments, not generating liquidity risks.

d.    Credit risk

This risk arises from the possibility that the Company and its subsidiary may incur losses due to the difficulty in receiving amounts billed to its customers and sales of devices and pre-activated pre-paid cards to the distributor’s network.

The credit risk on accounts receivable is diversified and minimized by a strict control of the customer base. The Company and its subsidiary constantly monitor the level of accounts receivable of post-paid plans and limit the risk of past-due accounts, interrupting access to telephone lines for past due bills. The mobile customer base predominantly uses the prepaid system, which requires prior charging and consequently entails no credit risk. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

The credit risk in the sale of devices and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees.

At December 31, 2013 and 2012, , the customer portfolio of the Company and its subsidiary had no subscribers whose receivables were individually higher than 1% of total accounts receivable from services.

The Company and its subsidiary are also subject to credit risk arising from short-term investments, letters of guarantee received as collateral in connection with certain transactions and receivables from derivative transactions. The Company and its subsidiary control the credit limit granted to all counterparties and diversifies such exposure among first-tier financial institutions, according to credit policy of financial counterparties in force.

Derivatives and risk management policy

All the Company’s and its subsidiary’s derivative financial instruments are intended to hedge against the currency risk arising from assets and liabilities in foreign currency, against inflation risk from its debenture and lease indexed to IPCA (inflation rate) with shorter term, and against the risk of changes in TJLP of a debt with the BNDES. As such, any changes in risk factors generate an opposite effect on the hedged end. Therefore, there are no derivative instruments for speculative purposes and the Company is hedged against currency risk.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

The Company and its subsidiary have internal controls over their derivative instruments, which, according to management, are appropriate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

The Company and its subsidiary determine the effectiveness of the derivative instruments entered into to hedge their financial liabilities at the beginning of the operation and on an ongoing basis (on a quarterly basis). At December 31, 2013 and 2012, derivative instruments taken out were effective for the hedged debts. Provided that these derivative contracts qualify as hedge accounting, the hedged risk may also be adjusted at fair value, according to hedge accounting rules.

The Company and its subsidiary entered into swap contracts in foreign currency at different exchange rates hedging their assets and liabilities in foreign currency.

At December 31, 2013 and 2012, the Company and its subsidiary had no embedded derivative contracts.

Derivative contracts have specific provisions for penalty in case of breach of contract. A breach of contract provided for in the agreements made with financial institutions is characterized by breach of a clause, resulting in the early settlement of the contract

Fair value of financial instruments

The discounted cash flow method was used to determine the fair value of financial liabilities (when applicable) and derivative instruments, considering expected settlement of liabilities or realization of assets and liabilities at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&FBovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&FBovespa.

The market values of exchange rate derivatives were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed by CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP. All of them are classified as swaps and do not require margin deposits.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

		Consolidated
						Accumulated effect
		Notional value		Fair value		Receivables (payables)
Description	Index	12.31.13	12.31.12	12.31.13	12.31.12	12.31.13	12.31.12
Swap contracts
Receivable
Foreign currency		1,339,265	1,520,371	1,843,347	1,923,089	393,232	305,301
Citibank	US$	181,230	181,230	240,175	216,270	62,099	39,617
Votorantim	US$	2,464	7,744	3,547	9,311	-	-
Banco do Brasil	US$	-	258,900	-	326,263	-	38,576
Bradesco	US$	474,281	415,464	626,463	519,481	50,883	32,931
Itaú	US$	36,656	22,520	37,182	22,239	394	-
JP Morgan	US$	443,207	443,207	645,001	579,331	204,720	142,065
Bradesco	EUR	12,888	2,613	12,913	2,613	-	-
Itaú	EUR	5,506	9,160	5,481	9,159	-	-
Bradesco	LIBOR US$	179,533	179,533	264,615	238,422	75,136	52,112
Itaú	JPY	3,500	-	7,970	-	-	-

Floating rate		736,169	-	713,292	-	4,438	-
Bradesco	CDI	15,530	-	15,518	-	89	-
Itaú	CDI	20,639	-	20,769	-	-	-
HSBC	TJLP	100,000	-	96,715	-	552	-
Citibank	TJLP	200,000	-	193,430	-	1,233	-
Santander	TJLP	300,000	-	290,145	-	2,012	-
Itaú	TJLP	100,000	-	96,715	-	552	-

Inflation rates		232,714	72,000	251,282	96,249	21,481	22,086
Itaú	IPCA	72,000	72,000	95,351	96,249	21,159	22,086
Santander	IPCA	160,714	-	155,931	-	322	-

Payable
Floating rate		(2,083,238)	(1,412,838)	(2,148,818)	(1,509,659)	(66,145)	(55,545)
Citibank	CDI	(381,230)	(181,230)	(377,847)	(180,418)	(7,574)	(3,765)
Votorantim	CDI	(2,464)	(7,744)	(7,335)	(21,336)	(3,788)	(12,025)
Banco do Brasil	CDI	-	(258,900)	-	(287,686)	-	-
HSBC	CDI	(100,000)	-	(98,891)	-	(2,727)	-
Bradesco	CDI	(487,169)	(418,077)	(537,975)	(463,910)	(21,932)	(26,273)
Itaú	CDI	(208,454)	(103,680)	(215,479)	(105,893)	(2,855)	(333)
Santander	CDI	(460,714)	-	(456,982)	-	(13,240)	-
JP Morgan	CDI	(443,207)	(443,207)	(454,309)	(450,416)	(14,029)	(13,149)

Foreign exchange		(224,911)	(179,533)	(309,221)	(238,422)	(3,125)	(586)
Bradesco	LIBOR US$	(179,533)	(179,533)	(264,615)	(238,422)	(2,687)	(586)
Bradesco	US$	(15,530)	-	(15,429)	-	-	-
Itaú	EUR	(5,709)	-	(5,811)	-	(65)	-
Itaú	US$	(24,139)	-	(23,366)	-	(373)	-

			Receivables			419,151	327,387
			Payables			(69,270)	(56,131)
			Receivables, net			349,881	271,256

a) Swaps of foreign currency (USD) vs. CDI (R$1,456,015) – swap transactions contracted with different maturity dates until 2019, to hedge against foreign exchange variation for loans in USD (financial debt carrying amount of R$1,394,523).

b) Swap of foreign currency (Euro and Dollar) and (CDI vs. EUR) (R$85,775) – swap contracts entered into with maturities until February 27, 2014, in order to hedge against foreign exchange variation for net amounts payable in Euro and Dollar (carrying amount of R$80,821 in dollar and R$8,043 in euro).

c) Swap IPCA vs. CDI percentage (R$95,351) – swap transactions with annual maturity dates until 2014 to hedge against the cash flow identical to the debentures (4th issue – 3rd series) pegged to the IPCA (market value R$95,351).

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

d) Swaps of TJLP vs. CDI (R$677,004) – swap  transactions contracted with maturity dates until 2019, to hedge against foreign exchange variation of TJLP for loans with the BNDES (financial debt carrying amount of R$699,417).

e) Swap IPCA vs. CDI (R$155,931) – swap transactions maturing in 2033 for the purpose of protecting from the IPCA variation risk of finance lease (market balance of R$156,224).

The expected maturities of swap contracts as of December 31, 2013 are as follows:

Swap contract	Maturity
	2014	2015	2016	2017 onwards	Receivables (payables) at 12.31.13
Foreign currency vs.CDI	26,886	212,029	18,986	89,945	347,846
Votorantim	(3,788)	-	-	-	(3,788)
Bradesco	(14,839)	7,308	18,986	89,945	101,400
JP Morgan	(14,029)	204,721	-	-	190,692
Citibank	59,276	-	-	-	59,276
Itaú	266	-	-	-	266

CDI vs. Foreign currency	(152)	-	-	-	(152)
Itaú	(241)	-	-	-	(241)
Bradesco	89	-	-	-	89

FOWARD	(197)	-	-	-	(197)
Itaú	(197)	-	-	-	(197)

TJLP vs. CDI	(2,703)	(6,172)	(5,247)	1,958	(12,164)
Citibank	(792)	(1,774)	(1,506)	553	(3,519)
HSBC	(566)	(994)	(825)	210	(2,175)
Santander	(779)	(2,410)	(2,091)	985	(4,295)
Itaú	(566)	(994)	(825)	210	(2,175)

IPCA vs. CDI	21,201	35	(11)	(6,677)	14,548
Itaú	21,159	-	-	-	21,159
Santander	42	35	(11)	(6,677)	(6,611)

Total	45,035	205,892	13,728	85,226	349,881

For the purpose of preparing the financial statements, the Company and its subsidiary adopted hedge accounting for its foreign currency swaps vs. CDI, IPCA vs. CDI and TJLP vs. CDI swap transactions providing financial debt hedge. Under this methodology, both the derivative and the risk covered are stated at fair value.

At December 31, 2013 and 2012, ineffectiveness amounted to R$965 and R$2,188, respectively.

For the years ended December 31, 2013 and 2012, derivative transactions generated a consolidated gain of R$104,728 and R$115,196, respectively, according to Note 29.

As of December 31, 2013, consolidated balances were R$419,151 recorded in assets and R$69,270 in liabilities to recognize the derivatives position at that date.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Sensitivity analysis of the Company’s risk variables

CVM Rule No. 604/09 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement CPC No. 40 - Financial Instruments: Disclosure (equivalent to IFRS 7), a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered significant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

The assumption taken into consideration under the probable scenario was to keep, the maturity date of each transaction, what has been signaled by the market through BM&FBovespa market curves (currencies and interest rates). Accordingly, the probable scenario does not provide for any impact on the fair value of the derivative financial instruments mentioned above. For scenarios II and III, risk variables contemplated 25% and 50% deterioration, respectively, pursuant to the applicable CVM ruling.

Considering that the Company has derivative instruments only to cover its assets and liabilities in foreign currency, changes in scenarios are offset by changes in the related hedged items, thus indicating that the effects are nearly null. For these operations, the Company reported the value of the hedged item and of the derivative financial instrument in separate lines in the sensitivity analysis table in order to provide information on consolidated net exposure for each of the three scenarios mentioned, as follows:

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

Sensitivity analysis – Net exposure

Consolidated
Transaction	Risk	Probable	Deterioration 25%	Deterioration 50%
Hedge (receivable)	Derivatives (Risk of USD devaluation)	888,723	1,117,006	1,347,808
Debt in USD	Debts (Risk of USD devaluation)	(888,723)	(1,117,006)	(1,347,808)
	Net exposure	-	-	-

Hedge (payable)	Derivatives (Risk of EUR devaluation)	12,583	15,807	18,974
Accounts payable in EUR	Accounts payable in EUR (Risk of EUR devaluation)	(19,875)	(24,844)	(29,813)
Accounts receivable in EUR	Accounts payable in EUR (Risk of EUR devaluation	11,833	14,791	17,749
	Net exposure	4,541	5,754	6,910

Hedge (receivable)	Derivatives (Risk of USD devaluation)	73,192	91,219	109,513
Accounts payable in USD	Debt (Risk of USD devaluation)	(122,891)	(153,613)	(184,336)
Accounts receivable in USD	Debt (Risk of USD devaluation)	42,070	52,587	63,105
	Net exposure	(7,629)	(9,807)	(11,718)

Hedge (receivable)	Derivatives (Risk of IPCA decrease)	95,351	95,593	96,349
Debt in IPCA	Debts (Risk of IPCA increase)	(95,351)	(95,593)	(96,349)
	Net exposure	-	-	-

Hedge (receivable)	Derivatives (Risk of UMBND decrease)	559,628	713,146	872,705
Debt in UMBND	Debts (Risk of UMBND increase)	(554,739)	(706,896)	(865,032)
	Net exposure	4,889	6,250	7,673

Hedge (receivable)	Derivatives (Risk of TJLP decrease)	677,004	729,556	782,191
Debt in TJLP	Debts (Risk of TJLP increase)	(677,004)	(729,556)	(782,191)
	Net exposure	-	-	-

Hedge (CDI payable)
Hedge USD (payable)	Derivatives (Risk of CDI increase)	(642,543)	(641,909)	(641,298)
Hedge USD and EUR (payable and receivable)	Derivatives (Risk of CDI increase)	(85,556)	(85,534)	(85,512)
Hedge UMBND (payable)	Derivatives (Risk of CDI increase)	(458,528)	(465,691)	(472,064)
Hedge TJLP (payable)	Derivatives (Risk of CDI increase)	(689,170)	(690,082)	(690,912)
Hedge IPCA (payable)	Derivatives (Risk of CDI increase)	(74,192)	(74,346)	(74,496)
	Net exposure	(1,949,989)	(1,957,562)	(1,964,282)

Total net exposure in each scenario		(1,948,188)	(1,955,365)	(1,961,417)

Net effect on variation of current fair value		-	(7,177)	(13,229)

Assumptions for sensitivity analysis

Risk variable	Probable	Deterioration 25%	Deterioration 50%
USD	2.3426	2.9283	3.5139
EUR	3.2307	4.0384	4.846
IPCA	0.057	0.0713	0.0855
JPY	2.23%	2.79%	3.35%
CDI	9.77%	12.21%	14.66%
UMBND	0.0458	0.0572	0.0686
URTJLP	197.41%	246.76%	296.11%

To determine the net exposure of the sensibility analysis, all derivatives were considered at market value and only hedged elements classified under the hedge accounting method were also considered at fair value.

The fair values shown in the table above are based on the status of the portfolio as of December 31, 2013, not reflecting an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

Telefônica Brasil S. A.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2013 and 2012

(In thousands of reais)

37.       COMMITMENTS AND GUARANTEES (RENTALS)

The Company and its subisidiary rents equipment, facilities, and several stores, administrative buildings, and sites where the radio-base stations are located, through several operating agreements maturing on different dates, with monthly payments. As of December 31, 2013, total amount equivalent to the full contractual period is R$5,847,391 and R$10,302,962, for Company and consolidated, respectively.

The aging list of commitments referring to rental of stores, administrative buildings and sites under non-cancellable contracts is as follows:

	Company	Consolidated
Up to one year	1,742,852	2,416,820
From one to five years	2,848,275	4,365,685
More than five years	1,256,264	3,520,457
Total	5,847,391	10,302,962

38. SUBSEQUENT EVENTS

On February 25, 2014, the Board of Directors of the Company approved the appropriation of dividends of R$ 1,043,000, based on the existing  profits in the balance of the fourth quarterly  of 2013, to common and preferred shareholders who were registered in the Company’s books at the end of the day March 10, 2014. The payment of dividends will begin on March 27, 2014.

TELEFÔNICA BRASIL S.A.

MANAGEMENT REPORT

Dear Shareholders,

In compliance with legal and statutory provisions, the management of Telefônica Brasil S.A. (Telefônica Brasil) hereby submits for your appreciation the Company’s management report and separate and consolidated financial statements, together with the reports issued by the independent auditors, the board of directors and fiscal board  for the year ended December 31, 2013.

1.    Letter from Management

If we were to define 2013 in a single word, it would be “achievement.” We had a year of major advances on various fronts, while we consolidated our corporate reorganization, making it an unprecedented movement in the telecommunications sector. In addition, we went beyond connectivity to transform ourselves into a digital communications provider and expand our horizons for the future.

At the same time, we focused on expanding our network infrastructure, especially in the 3G, 4G and Optical Fiber (FTTH) coverage, and acted with great competence to capture higher a value-added market, launch innovative products and maintain our market leadership.

In a challenging macroeconomic environment of a falling real, inflation above expectations and economic growth below its potential, the Company worked with a 360-degree view, spotting trends and making winning bets, driving change to generate results and value for stakeholders.

In 2013, Telefônica Brasil made great strides toward increased competitiveness and solidity, making its trade brand, Vivo, more present and relevant in the daily life of Brazilians.

Coverage allows multi-connection

The concept of multi-connection, which guided the Company’s commercial operations during the year, drove its outstanding leadership in the most profitable segments (postpaid mobile, mobile data and corporate fixed voice) and the creation of innovative solutions that further strengthened operations. An example was the April launch of MultiVivo, which allows mobile data plans sharing with other devices. The product differentiated the Company for its innovation and for how easy it catalysed  the changes that constantly transform the way people communicate with each other, demanding connection anytime, anywhere.

Outstanding leadership in terms of coverage has been the basis for bold commercial operations. We closed the year with 3G coverage in 3,137 cities, making us the absolute leader in terms of geographic footprint in Brazil.

In addition, from April to December, we covered 73 cities with our 4G network and achieved the greatest market share of customers in this segment at 41.1%. The rapid expansion of the 4G network far beyond the obligations assumed with the regulatory agency, should be noted, in addition to the quality that the 20+20 MHz frequency and support that the 3G Plus network provide for this technology. In seeking customers in line with the digital culture who value data connections, be it for work or pleasure, the Company closed 2013 with 538 thousand 4G users.

Telefônica Brasil also considerably expanded its optical fiber network, closing the year with 1.9 million homes in 25 cities covered, doubling the network and reaching 10 new cities. With this, we doubled the number of broadband customers using this technology and increased IPTV customers six-fold.

These advances were made possible by Telefônica Brasil’s robust investments in 2013 at R$6.0 billion, focusing on service quality. This provided the Company with a solid position in the challenging and competitive Brazilian telecommunications market.

Demonstrating its commitment and trust in the development of our country, in the past three years, Telefônica Brasil has invested R$17.9 billion, in line with the commitment made by Grupo Telefónica for Brazil for the 2011/2014 period of R$24.3 billion.

We would be remiss if we did not mention that in 2013, to comply with legal requirements for antenna installation and promote responsible expansion of its coverage in a creative, pioneering way, the Company developed and began implementation of a new solution: sustainable sites. This is an alternative that can support the 3G connection data traffic base and the implementation of the 4G network.

This alternative allows for the substitution of metal towers for infrastructure similar to that of a light post, reducing visual impact and using approximately 10% less energy as compared to traditional towers. In addition to allowing us to offer our customers the best experience possible with our products and services, sustainable sites were a significant factor in the Company’s inclusion, for the first time, in Guia Exame de Sustentabilidade, making us one of Brazil’s most sustainable companies.

We closed the year with implementation of 22 sustainable sites, and the Company plans to close the first half of 2014 with 160 sites installed. The alternative has proven reliable and very sustainable, therefore in line with the expectations and desires of a society that is increasingly aware of the environmental impacts from corporate operations.

Telefônica Brasil’s commitment to sustainability, as well as its transparency in relating with its strategic public, are worth noting. These premises, together with action to minimize the environmental impacts of its activities brought the Company to be included, for the second consecutive year, on the BM&FBOVESPA’s Corporate Sustainability Index (ISE) for 2014.

Specifically with regards to Fundação Telefônica, the Company’s social arm, it is important to stress the institution’s concern with developing projects fully in line with our business. One of these is “Connected Rural Schools,” which has used the Company’s 3G network in one hundred units in seven Brazilian states where about 11 thousand students learn, to offer training to more than 700 teachers. The training program for educators focuses on improving teaching practices in a digital culture. One of the schools in Viamão (RS) received an optical fiberconnection and will be a laboratory for intensive usage of technology in rural areas. We believe in the transformative potential of the project that will create opportunities and give a new outlook on life to students.

In addition, the quality of our services – one of the pillars of our operations – deserves mention. As of November of 2013, the most recent data available, we were well positioned in important quality indicators such as the Service Performance Index (IDA) calculated by Anatel. We posted a better IDA than other operators in Brazil in mobile telephony.

Innovation drives digital transformation

An extensive network like ours – with the exceptions service quality we can offer – is capable of allowing the Company to go beyond connectivity and advance toward the new digital world, transforming habits and behavior and bringing and infinite number of possibilities. We believe that we have been able to clearly capture this feature, being the first to launch platforms and applications that attributes value to connectivity.

We can now say that Brazil has become a major digital operation in Grupo Telefónica. Our operations are based on a strong ecosystem of innovation that includes Wayra Academy, which has reached 28 technological accelerated technological projects at the close of 2013, and Campus Party, an event held in São Paulo in January and, in June, in Recife. Considered the world’s largest innovation, creativity, digital entertainment and technology event, each year Campus party becomes a highly creative environment exploring the potential of the digital world.

The operator’s transformation into a digital company advanced quickly in 2013 in areas such as financial services, machine-to-machine (M2M) devices, e-health solutions, security, video and advertising. In e-health, we have more than 2.4 million end users, in addition to a broad portfolio of products for the B2B segment. The goal is to offer technology and innovation to the healthcare industry.

What sets our operations apart is evident in the major partnerships we established to always provide the best service. In March, for example, we partnered with Fundação Faculdade de Medicina – with the approval of the Universidade de São Paulo Medical School (FMUSP) – to develop initiatives to promote digital accessibility in health.

With Grupo Telefónica’s acquisition of Axismed, Brazil’s largest health management company, announced at the beginning of the year, we were able to accelerate the development of a complete service proposition in the Brazilian e-health market. The focus of this business is private health operators and corporations, as well as the Company’s almost 93 million customers in Brazil.

We also established an important partnership in mobile payment. Created by the joint-venture between Telefónica International and MasterCardWorldwide, MFS - Mobile Financial Service, is a company that, in May, launched a transformative service, Zuum. With more than 200 thousand customers in 80 cities, the Company has a thousand affiliated merchants as deposit points, in addition to partnerships with major retail chains and banks. A new world is coming in mobile payment and we are prepared for the change to come.

In addition, our M2M operation is already important, reaching 2.3 million lines in November with a broad portfolio of applications. In May, for example, we signed a technical cooperation agreement with the Science, Technology and Innovation Ministry and CEMADEN – National Natural Disaster Monitoring and Alert Center – to collect rainfall data via M2M technology. The idea is to improve monitoring for extreme geo-hydro-meteorological events to detect in real time floods and mudslides caused by rain so that residents in at-risk areas can be alerted and protected by the authorities.

In October, after years of joint development by Grupo Telefónica and the Mozilla Foundation, Telefônica Brasil launched Firefox OS. The launch represented a historic mark for Brazil’s mobile industry, increasing the number of smartphones available at accessible prices with an open-source operating system, allowing collaborative development of applications.

Corporate restructuring concluded

In July, the corporate restructuring, involving wholly-owned subsidiaries and controlled companies, was approved, concluding the integration process that began in 2011. The procedure, a first among companies the size of Telefônica, resulted in the simplification of our internal processes, improved efficiency and rationalized operation. From a personnel standpoint, we achieved more harmony with more focused employees. As a result, we created an environment that supports convergence and faster decision-making, reinforcing the Company’s competitiveness and its solid financial position.

Profitability remained a priority for the Company in 2013. In a challenging economic environment, Telefônica Brasil continued its efforts to rationalize its costs and make the Company more efficient.

In a pioneering initiative that was later adopted by the sector as a whole, we have maintained a more restrictive commercial strategy since 2012 and further reduced our prepaid customer base for more transparent numbers and to value customers who actually use services.

We also worked to capture higher-value market. We closed the year with a market share of 39.8% in postpaid services with a net gain of 1.6 million clients, a segment record. With this, total postpaid lines represent 30.7% of the mobile customer base, increasing the base value, resulting in a higher ARPU and lower churn and default levels.

In parallel, the wireline business reverted the downward trend to grow in the year, registering annual increase of the access base. Broadband grew, driven by the broader optical fiber coverage, in addition to voice and pay television.

In the corporate market, the highlight of the year was the implementation of optic rings in seven cities: Recife, Rio de Janeiro, Curitiba, Belo Horizonte, Brasília, Salvador and Porto Alegre. A total of 133.9 km of optical fiber were installed, allowing for dedicated speeds of 2 Mbps to 100 Mbps.

In addition, as a full IT, data and telecommunications service provider, the Company took a decisive step in June when it migrated its cloud platform to the most modern data center in Latin America, offering Vivo Cloud Plus. The service offers integration of the customer’s communication network to the data center and the operator’s security products, ensuring high availability and superior performance in an environment secure enough for any type of transaction.

2014 Outlook

Major events like the World Cup and presidential elections promise a busy year in 2014 for Brazil, in addition to new regulations like the Internet Law (Marco Civil). Specifically for the telecom sector, a new call for bids for the expansion of 4G networks at 700 MHz may be published. The Company will be alert to all these opportunities for new 3G and 4G frequencies and is certain that the infrastructure in place for the World Cup will meet expected demand.

This year will focus on coverage in rural areas and investment in optical fiber, technology that brings higher transmission speeds and better quality, as well as IPTV offer – a target we will pursue vigorously. Additionally, in 2014, new digital applications will be offered to Brazilians by Telefónica Digital, Grupo Telefónica’s innovation arm. We want to be able to transform lives and further improve our customers’ experience.

We would like to thank our customers, shareholders, suppliers, financial institutions and other entities supporting the development of telecommunications in Brazil for their confidence. In particular, we are grateful for the dedication and commitment of our employees, who were the driving force behind our achievements in the year.

2.    Telecommunications Sector Economic Scenario

2.1. Economic Scenario

The Brazilian economy once again faced a challenging international environment in 2013. Both developed economies and those under development saw growth rates below those seen in the previous year according to the most recent estimates available from the International Monetary Fund.

Two changes to the dynamics of world growth put new limitations to emerging economies like Brazil’s. First, the prospective change in U.S. monetary policy caused an increase in long-term return on T-bonds with adverse effects on foreign capital flows to emerging economies. Second, the growth of the Chinese economy, once again, slowed, with consequences for international prices of different commodities, including those exported by Brazil.

Despite efforts, the Brazilian economy was not immune to this scenario. The combination of lower international commodities prices and external demand of commercial partners resulted in a balance of trade of US$2.6 billion. Even though positive, this was the lowest balance of trade since 2000. With this, the trade deficit reached US$81.4 billion or 3.7% of Brazilian GDP.

Direct foreign investment in Brazil was a pleasant surprise, reaching US$64 billion. As has been the case since 2010, the Brazilian economy stood out as one of the top ten key hubs for direct foreign investment in the world. The services sector was once again the top recipient of these funds, receiving almost half of total investment throughout the year. It should also be noted that increased direct foreign investment in the primary sector, specifically in oil and gas production, was driven by auctions for exploratory rights to the pre-salt oil fields.

Even so, these investments were only able to partially offset the current account deficit accumulated in the year for a negative balance of payments. As a result, international reserves accumulated in the Brazilian economy fell slightly in 2013. The year closed with reserves on the order of US$375.8 billion, compared to US$378.6 billion at the close of the previous year.

At any rate, the adverse effects of the world economy on Brazilian exports resulted the real falling against the dollar, closing 2013 at R$/US$2.34 for a decrease of 14.6% over the previous year. With this, the average exchange rate for the year was up 10.5% to R$/US$2.16 as compared to the average of the previous year. It should be noted that the real’s decline was mostly due to the different exchange measures, including the foreign exchange swap auctions implemented by the Central Bank to provide liquidity in the foreign exchange market.

This increase in the foreign exchange rate over the year caused domestic prices to rise, together with the impacts of crop failures on food prices and persistent service inflation. As a result, inflationary pressures continued both in retail and wholesale. The General Price Index – Internal Availability (IGP-DI) calculated by Fundação Getúlio Vargas rose 5.5% in the year, while the Extended Consumer Price Index (IPCA) calculated by the IBGE and used by the Brazilian Central Bank in its inflation target system was up 5.9%. Inflation would have been higher if managed prices had not been capped in the year at 1.5%. Even with this cap on managed prices, the IPCA was above the Brazilian Central Bank’s inflation mid-range target of 4.5%.

With this level of inflation, monetary policy was characterized by caution and conservatism. After the overnight target interest rate fell to its lowest ever of 7.25% in the first quarter, monetary authorities reversed the trend of reducing the Selic rate with stricter monetary policy beginning in the second quarter of the year. The Monetary Policy Committee, Copom, has increased the Selic rate at every meeting since then to its current level of 10% per annum at the close of 2013. Net of the inflation rate in the year, the real interest rate increased to 3.9% from 1.3% in the previous year.

The dynamism of the economy reflected this stricter monetary policy, in addition to accommodation of demand of commercial partners. Industrial activity suffered the most. On the other hand, investments stand out. Physical production of capital goods rose 13.3% over the previous year, indicating advancing gross formation of fixed capital. The result of this composition, the GDP, grew above the previous year’s 1% despite stricter monetary policy.

In the telecommunications sector, total investments according to the most recent data available, mainly focused on expanding networks and improving services, exceed investment in the same period of the previous year by 8.7%. With this, information services, which include the telecommunications sector, saw its growth rate remain stable when compared to the previous year at 4.3%.

2.2. Competitive Scenario

The macroeconomic scenario reflected on the performance of operators. Despite heavy investments, results, especially in mobile services, were impacted by regulatory requirements, increased competition and, in particular, reduced MTR fees, an effect that should continue in the coming years. In-network calls drove higher traffic volumes but did were not reflected in increased revenues. The market also suffered with higher costs and commercial efforts, which impact margins.

In 2013, the regulatory scenario was characterized by the focus of discussions around improved quality, infrastructure expansion and user rights, in addition to other important topics such as the cost model, the Competition Goals General Plan (PGMC) and Conduct Adjustment Terms (TAC), among others. Tax cuts for network infrastructure (REPNBL) were approved and 4G targets were established with the installation of antennas in all host cities of the Confederations Cup and 2014 World Cup.

Despite the competitive and regulatory pressures, companies continued to restructure during 2013. In general, operations were to promote increased asset integration.

With an increasingly integrated market, the launch of multi-device mobile internet lines – MultiVivo, a pioneer in the market – and 4Play combos demonstrate that bundling continues to be a trend, with operators no longer offering isolated products but rather complete telecom solutions.

In this context, the fixed telephony market closed 3Q13 with 44.7 million fixed lines, up 2.2% over 2012, primarily sustained by bundles and operators’ efforts to break the substitution of fixed lines for mobile lines. In fixed broadband, the highlight was the growth of mid-range speed accesses with increased demand for higher speeds (ultra broadband), with slower growth in the number of new lines (+12.0% 9M13 vs. 17.2% 9M12).

The pay TV market continues to be a strong growth vector, even as it slows. The adverse macroeconomic scenario and default caused operators to concentrate efforts on the profitability of the base and defend ARPU (average revenue per user) rather than seeking to increase the number of accesses (+12.8% 9M13 vs. 29.5% 9M12).

Mobile voice (except SME), postpaid maintained its trend of higher participation in the mix of voice services (17.3% in 2013, +2.2 p.p.), reflecting commercial efforts of key operators, with an additional 6.7 million lines in 2013. Of this volume, Telefônica captured most new lines. Prepaid lines continue to be impacted by increased rationalization of operators (+0.7 million new lines in 2013), with stricter disconnection rules due to high penetration, which tends to reduce the potential of net new additional lines.

Mobile broadband also continued to grow, up 13.7% in 2013. Smartphone and internet package sales were also up as one of the key strategies of telecom companies to offset the falling voice ARPU and lost revenues with the MTR adjustment. In 2013, the tablet and notebook market crew, leveraging the pen modem base (+4.7%) and the development of M2M devices (22.6%) was also a contributor.

Telefônica Brasil remains a leader in the postpaid voice market with 40% market share at the close of 2013, 16 p.p. ahead of the second competitor. The Company also leads the mobile broad band (pen modems) market with 51% market share in 2013, 23 p.p. ahead of the second competitor. In M2M, Telefônica Brasil has been growing rapidly, reaching 2.4 million accesses at the end of 2013, ensuring vice-leadership in terms of market share (29%).

In the corporate market, the competition remains intense, especially in data services, with the higher broadband speeds offered to small and medium companies (PMEs) at increasingly competitive prices.

Thus, 2013 closes with expectations for a 2014 marked by strong competition, expansion of new technologies, increased bundling (4play) and a growing mobile data market. These trends should play out in a challenging economic environment with more active, stricter regulation in terms of quality.

2.3. Regulatory Environment

As in previous years, 2013 was marked by intense regulatory and institutional activity, including initiatives around expanding coverage, improving service quality and ensuring user rights, as well as traditional matters related to competition and universalization of services.

The year began with actions for implementation of the Competition Targets General Plan, particularly the homologation of reference offers. Anatel approved regulations to provide incentives toward investments in improving quality and expanding coverage of telecommunications services, such as regulations and monitoring of the Conduct Adjustment Commitment Term (TAC); attribution of mobile service on the 700 MHz (698 MHz to 806 MHz) frequency; regulation for the use of femtocells and regarding provision of Switched Fixed Telephony (STFC) outside of basic rate areas (ATB). In addition to these new regulations, alterations to existing rules regarding service provision (SCM, STFC e SMP) were approved, as well as the User Council and account separation and allocation– RSAC regulations.

In addition to these, other important matters were discussed with society through public consultations and are still under revaluation by Anatel. Of these, we highlight:

•         Consultation with society of matters related to evaluation of the STFC economic and regulatory environment to get information on the revision of concession contracts for 2016 to 2020;

•         Proposal of a rule to establish maximum amounts of fees for the use of the fixed STFC network; reference amounts for the use of the personal mobile service (SMP) mobile network; and commercial use of dedicated lines (EILD) based on cost models;

•         Proposed revision of the rule of weighted average capital cost estimate (CMPC) methodology;

•         Proposal of a joint resolution that approves the reference price for posts shared with electricity distributors;

•         Proposal of a service, collection and telecommunication service consumer offer regulation;

•         Proposed methodology for calculating the fine;

•         Proposed research, development and innovation in telecommunications incentive regulation.

From an institutional perspective, there were great strides in discussions relevant to the sector. Although they have not been resolved, discussions regarding the Internet Law and the General Antenna Law made significant advances and may be concluded in 2014.

Under the Brasil Maior Plan, tax cuts under the National Broadband Plan Special Regime have brought incentives for expansion and modernization of telecommunications network infrastructure that supports access to broadband by through 2016. For the tax cuts for M2M devices, we believe that specific regulations will be approved in 2014.

Other highlights of 2013 were the start of operations and expansion of the 4G mobile data network or LTE (LongTermEvolution). With the Confederations Cup and the upcoming 2014 FIFA World Cup, mobile telephony operators have fulfilled coverage targets established in the 2.5 GHz and 450 MHz bands.

Radiofrequency spectrum

2.5 GHz

In 2012, 273 lots of 5.5 GHz (4G) and 450 MHz (rural service) bands were auctioned. Telefônica Brasil acquired X Band on 2.5 GHz nationally and with it, authorization for use of 450 MHz in nine states: AL, CE, MG, PB, PE, PI, RN, SE and SP (upstate – except area codes 11 and 12) and obligation to provide coverage in rural areas of 2,556 cities in those states.

Telefônica’s 4G commercial operations began on April 30, 2013 serving Confederations Cup host cities, as per the call for bids, and São Paulo in addition to agreements for coverage of airports and stadiums in these cities. Later, 4G operations began in three ABC cities (Santo André, São Bernardo do Campo and São Caetano do Sul), other São Paulo State cities (Sorocaba, Mogi das Cruzes, Barueri, Campos do Jordão and Águas de Lindóia). Gradually, host cities and “sub-host cities” of the World Cup have been rolled out, fulfilling a requirement of the call for bids. At the end of December, Vivo offered 4G coverage in 73 cities.

700 MHz

On February 7, 2013, the Communications Ministry published Notice no. 14/2013, formally starting the debate on the allocation of the 700 MHz band, in line with the objectives of the National Broadband Plan (PNBL). Among proposed goals are: acceleration of mobile broadband coverage, especially in remote areas; incentives for expansion of optical fiber infrastructure; increased demand for broadband; strengthening the productive sector; supporting technological development; and, finally, promotion of digital radio broadcasting services to preserve the capacity of open TV.

Public consultation no. 12 held on February 28 and May 5, 2013 proposed the allocation of the band for personal mobile service (SMP), Switched fixed telephony (STFC) and multimedia communication services (SCM). The proposal was ratified via the November 13, 2013 publication of Resolution no. 625/2013, which approved the regulation of the use of the 698 to 806 MHz band, commonly known as the digital dividend of 700 MHz band.

It should be noted that Resolution no. 625/2013, which will be effective only because of the publication of the call for bid for said band, conditions the auction on the end of the television channel re-planning process. This will happen with the publication of new Basic TV Plans (PBTV) and approval of the regulation against prejudicial interference so that radio broadcasting and telecommunications services in operation in the band are maintained free of interference that may arise.

The process of making the band available for radio broadcasting should follow a new timeline of phasing out analog TV as per Decree no. 8,061 of July 29, 2013, which will be divided into phases by location from 2015 through 2018.

General Competition Target Plan (PGMC)

Given the breadth of the PGMC, for full compliance with the provisions of the regulation, Telefônica segmented its actions into three fronts: public offers, wholesale oversight agency and wholesale database (BDA) and revision of significant market power (PMS) attributes.

•         Public Offers: as established by Resolution no. 600/2012, after evaluation by regulatory agencies, Telefônica’s reference offers were published in the Official Federal Gazette on September 3, 2013.

•         BDA: as per the planned timeline, on September 12 the system came online and, in the same month, was functional with requests among soliciting and offering companies. Automatic integration among the Anatel and operator databases focusing on EILD id expected for July of 2014.

•         Revision of the significant market power (PMS) attribute: through acts published on November 12, 2012, Anatel established the cities in which operators are considered to have significant market power. In compliance with May 12, 2013 regulation, Telefônica presented evidence to refute this characterization for offers in specific locations. On September 20, 2013, Anatel established a term of 15 days for any and all persons related to this process to provide evidence that PMS is not held to the entity through Notice no. 4559. On October 13, Telefônica filed a manifestation requesting the immediate exclusion from the list of PMS holders in locations previously mentioned. The matter is under analysis at Anatel.

Another effect of the new PGMC regulation is the reduction of MTR slated for 2014 and 2015. Anatel act 7,272 of 2/12/2013 established reference amounts for all operators. For Telefônica Brasil, the new amounts in effect are: as of February 24, 2014, R$0.25126 (Region I), R$0.23987 (Region II), R$0.23987 (Region III); and as of February 24, 2015, R$0.16751 (Region I), R$0.15991 (Region II) and R$0.14776 (Region III).

Cost Model

In April and August of 2013, Anatel published Resolutions no. 608 and 619, which supplement and alter Resolution 396/2005 (regarding the Account Separation and Allocation Document - DSAC). The changes seek to modify the Accounts Plan for presentation of the DSAC and allocation of information in the report, respectively, better converging on the cost model, under development by Anatel.

Between September 30 and November 9, 2013, Public Consultation no. 40 (CP40) was open, addressing the study and proposed rule for establishing maximum amounts of fixed network fees for Switched fixed telephony (STFC), reference amounts for use of the personal mobile service (SMP) mobile network and commercial use of dedicated lines (EILD) based on cost models. On November 8, 2013, Telefônica sent its contributions. The matter is still under analysis at Anatel.

Corporate Reorganization and Tariff Revision

At the meeting of the National Telecommunications Agency Board of Directors held on May 23, 2013, the request for prior approval of Telefônica Brasil’s corporate restructuring was granted. The act that formalized this decision was published in the Official Federal Gazette on May 29, 2013. All of Anatel’s conditions for approval were duly met and the new structure was effective as of July 1, 2013.

With regards to the tariff review process due to the corporate reorganization, the matter is under evaluation at Anatel.

Interconnection fee adjustments

On April 5, 2013, Anatel published in the Official Federal Gazette Act 2,222 with the new table of personal mobile service network (MTR) and specialized mobile service use tariffs for calls originated in fixed telephony concessionaires outbound to SMP and SME mobile networks.

Anatel established the amounts considering that fixed and mobile service concessionaires were unable to reach an agreement, as provided in Resolution no. 576/2011, which established a gradual reduction in fixed-mobile calls by 2014. Under the new regulation, Telefônica Brasil saw an 8.77% reduction in VC-1, VC-2 and VC-3 tariffs in 2013 under the basic service plan for tis concession area.

Productivity Factor (Factor X)

Anatel’s Board of Directors approved, on January 16, 2013, the new amounts of basic fixed telephony plans. The new tariffs have been restated by the Telecommunications Services Index (IST) and the percentage adjustment to the basket for Telefônica was 0.568%.

Through Act no. 7,369/2013, on December 6, 2013 Anatel established Transfer Factor X for the 2013 fiscal year (base year 2012) at 0.04260. This index will be used in the calculation of the tariff adjustment for STFC concessionaires slated for 2014 after approval by Anatel.

Fine Calculation Methodology

On February 28, 2013, Anatel published Public Consultation no. 11 addressing the definition of methodologies for calculating fines. Over 60 days, eight methodologies for different cases in which fines must be applied to operators were discussed: quality targets, collection of quality indicators, user rights, licensing, unauthorized use of radiofrequencies/unauthorized services, equipment that has not been homologated or certified, unlawful use of the telecommunications spectrum, and unlawful use of the radio broadcasting spectrum. Telefônica’s contribution is under evaluation at Anatel.

Conduct Adjustment Term (TAC)

On December 18, 2013, Anatel’s Board of Directors approved Resolution no. 629, regulating execution and monitoring of Conduct Adjustment Commitment Terms (TAC), which seek to establish criteria and procedures for monitoring the establishment of TACs in the administrative sphere.

As defined by the regulation, TACs can be proposed at any time by Anatel or telecommunications service providers and the execution of a TAC will result in the suspension of administrative processes and fines to which they refer. The Company is analyzing opportunities for any TACs.

Biannual payment of obligations regarding STFC concession revenues

According to clause 3.3 of Switched fixed telephony service concession contracts, the concessionaire must pay biannually an amount corresponding to 2% of net revenue from basic and alternative telephone plans.

In November of 2011, Anatel’s Board of Directors approved Precedent no. 11/2011 due to the analysis of the administrative denials of STFC concessionaires, resolving for the inclusion in the calculation basis revenues from interconnection, PUC, other additional services and inherent STFC operating revenues.

In 2013, supported by a judicial stay, the Company paid the contractual obligation, considering revenue from basic and alternative plans and excluding revenue from (i) network interconnection, (ii) public utility services – PUC; (iii) additional services; and (iv) other additional services and other STFC operating revenues with interconnection, service, public utility (PUC) and additional services.

Biannual payment of obligations in the extension of radiofrequency licenses

According to Radiofrequency Use Authorization Terms, extensions to use authorizations engender the concessionaire to pay a biannual fee in the amount corresponding to 2% of net revenue earned from basic and alternative plans.

As in previous periods, for the 2011/2012 period, Telefônica Brasil contested the charge of 2% (two percent) calculated over revenues other than those stipulated in the Radiofrequency Use Authorization Terms and therefore, do not correspond to the revenue earned from the application of the Company’s service plans.

Administrative processes originated from the administrative contestation have not been judged by the regulatory agency. In 2013, the Company paid the contractual obligation, considering only revenue from service plans and excluding interconnection and data plans.

SMP quality improvement plan

The Action Plan for Personal Mobile Service Quality Improvement was required by Anatel from mobile operators in July of 2012. According to the agency, the initiative arose from the need to monitor services, establishing metrics that can ensure service quality and the quality of telecommunications networks, focusing on completed calls and user services. Based on the presentation of the SMP improvement plans of each operator, Anatel established terms for disclosure of evaluations on for monitoring fronts: network performance indicators, user service, investments for the period from 2012 to 2014 and SMP service interruptions. The goal is to verify the quality of services and not meeting targets. There are no punishments if targets are not met.

Telefônica Brasil, which was not impacted by the suspension of SMP sales and access activation had its plan approved by Anatel on September 20, 2012.

Since February of 2013, Anatel has regularly announced the results of the established indicators. For 2014, Anatel will focus its monitoring on ERB, Routing, Infrastructure and cities considered critical.

Broadband metrics

In October of 2011, Anatel published new regulations for mobile (SMP) service quality and multimedia communication (SCM), establishing minimum obligations for fixed and mobile broadband network quality. These regulations establish minimum speeds and service quality metrics. Initially, the targets were set at least 60% of the speed contracted by users and 20% of the promised instantaneous velocity.

In November of 2013, the initial levels were increased, as scheduled. In November of 2014 and 2015, new increases will occur.

The measurements were made in three stages by state:

•         In July, the first stage: São Paulo, Rio de Janeiro, Minas Gerais, Paraná and Rio Grande do Norte (just for SCM);

•         In August, the second stage: Federal District, Santa Catarina, Rio Grande do Sul, Espírito Santo, Bahia, Alagoas and Sergipe;

•         In October, the third stage: conclusion slated for February of 2014, covering the remaining states, including Rio Grande do Norte for SMP.

Results will be disclosed in August, October and December, respectively. As opposed to other operators, for Telefônica results are evaluated considering two sample points (0.5 Mbps e 1.5 Mbps). Although it has failed to meet some targets, the Company has been improving its performance.

AICE (Special Individual Access)

Anatel approved the anticipation of the third phase of implementation of AICE. With this measure, Telefônica now serves families with income greater than two times the minimum wage, mandatory only as of June of 2014. Thus, anticipating this phase, Telefônica offered this product to everyone registered with the Federal Government Social Program Single Registry (CadÚnico).

SeAC (Conditional Access Service)

On February 5, 2013, acts for SeAC authorizations adapting the concessions of Telefônica Sistema de Televisão, Comercial Cabo TV São Paulo, TVA Sul Paraná and A.Telecom were published. The terms of authorization for operation of SeAC for Grupo Telefónica were published in the Official Federal Gazette on July 8. The recognition of Telefônica Brasil as an Economic Agent was granted by the National Cinema Agency (ANCINE) on November 12.

On November 28, Anatel’s Obligation Control superintendent published notices that established a term of 45 days for DTH companies to load the mandatory channels and make them available in a block as per Law no. 12,485/2011 and the Conditional Access Service (SeAC).

Concession Contract Revision

On December 12, 2013, Anatel opened Public Consultation no. 53 to present and consult society with the material matters for evaluation of the Switched fixed telephony service economic and regulatory environment to gather information regarding the revision of concession contracts for 2016 to 2020.

Brasil Maior Plan

On March 12, 2013, Notice no. 55 of the Communication Ministry was published in the Official Federal Gazette, regulating procedures for submission, analysis, approval, monitoring and oversight of projects presented to the Communications Ministry relative to the Special National Broadband Program Tax Regime (RePNBL) for implementation of telecommunications networks. On July 10, 2013, Law 12,837/2013 was signed, amending Law no. 12,715/2012 and extending the term for presenting projects to June 30, 2014. On October 17, Notice no. 303/2013 was published, improving conditions for taking advantage of the tax cuts provided under RePNBL-Networks.

General Antenna Law

On September 11, 2013, a special commission (CESP) of the House of Representatives was established to review the bill. Among the key provisions of the law is the definition of a maximum term for granting licenses to install antennas.

Internet Law

The Internet Bill (PL 2,126/2011) has been debated by Congress since August 24, 2011.

In December of 2013, telecommunications operators publicly announced through their union (SindiTelebrasil) support for the revised bill. The Internet Law is currently in the House of Representatives as a priority of the 2014 Legislative Agenda.

2.4. Commercial Strategy

In 2013, the Company maintained its commercial strategy focused on quality and profitability that has been recognized by the market, in addition to launching innovative products and services.

The telecommunications scenario, as in previous years, was very competitive and advanced in mobile broadband, driven by the commercial launch of 4G LTE technology in compliance with the timeline established by the government to serve Confederations Cup host cities.

Under the Vivo brand, Telefônica Brasil was outstanding, becoming the leader in the 4G market in 2013 in terms of new lines with (538 thousand at the close of 2013), coverage (with 73 cities) and in population covered by 4G (30%).

Although it has been impacted in number of accesses in the prepaid segment (due to its strict disconnection policy), the Company saw solid results from its national campaign staring João Cortês (the “Vivo Redhead”), reinforcing its presence in this segment.

The Company continues to lead the postpaid market with a 39.8% market share at the end of 2013. Telefônica Brasil unveiled MultiVivo, unprecedented in Brazil, allowing postpaid customers to access 3g and 4G networks with just one internet plan that can be shared among up to 5 mobile devices. The launch reinforced the Company’s position and focus on high-value clients, providing higher profitability.

The Company continues to support the creation of innovative products and services to facilitate the lives of our clients, as well as making SVA offers that complement the portfolio more attractive. An example is “Vivo Sync,” a service that allows users to store a series of personal information in a secure cloud to protect them and use the phone book, photos, videos, music and other files that can by synchronized with any device. The product has four options, from 7GB to 120GB, with monthly subscriptions starting at R$5.99.

Also, in the last quarter of 2013, it launched the “Vivo Música by Napster” service that allows users to stream music on their smartphones, tablets or computers. The service has several functionalities and a catalogue of more than 14 million titles across various genres. It can be acquired by any mobile client and has a weekly subscription option for R$2.99, or monthly for R$9.90.

Other highlights of the mobile segment are:

•         Launch of new Controle Ilimitado (unlimited control) plans;

•         Reformulation of the Vivo On product, adding internet access to the plan;

•         Start of sales of Firefox smartphones;

•         Launch of the “Vivo Renova”(Vivo renewal) plan offering customers up to R$700 to trade in a used smartphone when they buy a new device;

•         Continuity of bundled mobile-fixed offers.

In the fixed telephony segment, the Vivo Fixo product stands out with two unlimited calling plans starting at R$19.90 per month. The Company maintained its pace of expansion in product coverage, seeking growth and consolidation in the market outside of São Paulo State.

In pay TV, the Company deactivated MMDS technology in three capital cities to serve the regulatory requirements of making more of the spectrum available. On the other hand, in the São Paulo State market, it launched two new plan options for Vivo TV with DTH technology and, in São Paulo, provided IPTV on its optical fiber network with HD packages. It should be noted that the OTT service “Vivo Play” offers a broad variety of movies, series and children’s programming for customers to watch online.

In fixed broadband, the Company expanded its portfolio of speeds according to customer needs, offering packages from 1 to 200 Mbps with “Vivo Internet Casa” (Vivo home internet). The Vivo Internet Box was a highlight, offering broadband in regions where other technologies have not arrived with plans starting at R$52.90 per month.

In the second half of the year, the Company expanded its optical fiber network to outside of São Paulo, focusing on the corporate market.

For the largest market in the country, 2013 was marked by acceleration of bundled offers and better capitalization on the fixed and mobile networks. In this sense, we launched three important offers in São Paulo State.

The first offered a 50% discount for 12 months on smartphone plans for fixed broadband customers to increase the satisfaction of those who already use our products and attract new prepaid customers. The promotion also sought to attract customers from competitors who perceived the Company as a better operator but saw financial barriers to acquisition.

The second offer involved taking advantage of the fixed and mobile networks. We launched “Fale Sempre” (unlimited talk) that, for R$14.90, allows customers to make unlimited phone calls from their fixed line to Vivo mobile phones in the same area code. With “Fale Sempre,” the goal was to slow the decline of wireline revenue due to mobile substitution without increasing costs, in addition to meeting customer needs. “Fale Sempre” was offered to existing and new customers with excellent market acceptance.

The third offer allowed customers to stay connected. With increased penetration of notebooks and tablets, customers now feel the need for mobile internet to use outside of the home. With this focus, the Company launched a promotion for fixed broadband customers to earn a 50% discount for 12 months on tablet and notebook internet.

In residential broadband, Vivo innovated by investing in and launching products to go farther with higher speeds.

With the launch of Vivo Box using 3G and 4G technologies, the Company increased its broadband penetration to almost 300 thousand homes that were previously not covered by the fixed network infrastructure. The product features a larger data packaged and Wi-Fi to meet the needs of a home network. The launch had a large media campaign throughout the state and the exclusive 50% discount for 12 months for wireline customers.

The Company invested heavily in expanding its optical fiber network including to residences to serve 1.9 million homes in 25 cities in São Paulo State, being the only operator in São Paulo to use FTTH (fiber to the home) technology at all speeds. In the last quarter of 2013, the Company launched the new Vivo Internet Fibra service portfolio with speeds of 50, 100 and 200 Mbps, with plans starting at R$79.90 per month, thereby ensuring that only Vivo clients have the fastest speeds in São Paulo at competitive prices.

2013 was also marked by the resumption of investments and growth of the video market.

At the start of the year, Vivo TV Fibra was launched with top channels and exclusive resources allowed by optical fiber technology such as the mediaroom platform. The service offers thousands of programs that can be watched on demand, in addition to exclusive applications that allow greater interactivity. The broad campaign began in the first half in São Paulo, allowing a six-fold increase in monthly sales of the product, primarily among existing broadband customers.

The Company also invested in re-launching Vivo TV with DTH technology in regions where there is existing optical fiber or cable infrastructure, constituting an alternative with excellent cost-benefit for customers and packages starting at R$29.90 per month. Thus, the Company gave broadband and voice customers the option to acquire pay TV with digital image quality for public and pay channels at an accessible price.

Our Brand

In 2013, Vivo commemorated its 10 years anniversary and, for the 9th consecutive time, was named Brazil’s most valuable brand in the telecommunications sector according to a study by English consulting firm Brand Finance. The brand is worth US$3.386 billion, earning it the 7 th position in the general ranking.

The value of our brand is also shown in the other awards and recognitions we have received over the year. The Company was considered Brazil’s most reliable telephone operator for the 10th consecutive time by the Brazil’s Most Reliable Brands 2013 – Ibope award. In addition, for the 7th consecutive year, it was found to be the most memorable mobile operator by Folha Top of Mind - Datafolha.

Our Company also earned a series of accolades. Telefônica Brasil was considered a champion in the telecommunications sector in Exame magazine’s Best and Biggest list. We were also once again named the most admired telecommunications company in Brazil by Carta Capital magazine.

These are recognitions of our commitment to constantly seeking to improve quality in all that we do and building close relationships of trust among our stakeholders. During the year, we sought to reinforce our belief in the power that connection has to improve peoples’ lives, creating innovative solutions that make daily life easier and better.

Communication Plans and Campaigns

Throughout 2013, we sought to maintain our communication platforms, reinforcing our positioning around “We Live Better Connected” and expanding our messaging beyond individual use of our services.

In communication, we focus on connection as a means to do more, thereby demonstrating the benefits of our products and services in people’s lives, always supported by our exceptional coverage and quality. To reinforce these differentials, we are consistent in communicating in TV commercial and print media daily situations in a fun, innovative way, taking advantage of the Vivo brand icon and highlighting the message of having the largest coverage area in Brazil.

For greater approximation to our customers, we continued to communicate the relationship program Vivo Valoriza (Vivo values) throughout the year, offering benefits to all customers.

Some benefits offered are 50% discounts on movie tickets at Cinemark theaters, points to exchange for devices, internet packages and minutes, among others. In addition, we launched a new benefit: up to 50% discount at the theater.

In line with our constant quest for innovation, in 2013 we launched the Gurus Vivo (Vivo gurus) program composed of service providers specialized in technology at Vivo stores and on its portal. With tutorial videos, they facilitate people’s lives, answering questions and teaching how to take advantage of a connected life.

We resumed proprietary events in 2013, bringing to Brasília, Curitiba and Porto Alegre Vivo Open Air, the largest outdoor cinema in the world with a big screen of 325 m² and high-powered digital sound. Events like this are capable of connecting people using cinema, dining, raves and shows. In three editions this year, Vivo Open Air attracted more than 36 thousand people.

To raise awareness about the importance of taking care of public telephones and to bring more color to cities, we took the Vivo Call Parade project to Campinas. The city received 26 public payphones decorated by artists were installed in high-traffic area.

We also participated in the 6th edition of Campus Party Brasil, considered the world’s largest innovation, creativity, digital entertainment and technology event. The event saw participation from 8,000 people and more than 1 million site hits of people looking for trends, content and shared experience on the digital world. All of this happened with a 30 Gbps network made possible by Telefônica.

During the Confederations Cup in Brazil, we announced our sponsorship of the Brazilian national soccer team to promote the brand and bring Vivo closer to Brazilian fans. We held contests and promotions on the “Eu Vivo Esporte” (I live for sports) theme and also launched a national campaign around “Tem tudo aqui” (“You can find everything here”), which featured the participation of Pelé, in addition to a branded content action on the internet featuring MMA fighter Anderson Silva. The action resulted in more than 21 million views on YouTube.

In communicating to prepaid customers, we renewed our messaging using celebrities like Grazi Massafera and Fábio Porchat, among others, with whom people identify and who generate positive comments on social media. In addition, we presented a new character, the “Redhead,” a fun representation of a Vivo customer who has conquered Brazil with his charisma.

Communication with postpaid customers included big news in 2013. We were pioneers in launching MultiVivo, a multi-connection service that offers, innovation, simplicity and savings by allowing customers to connect their tablets and notebooks to the same internet as their smartphones in a single plan for just R$29,90 per month per additional device. The campaign featured two launch commercials and five additional, integrated commercials, using humor to show the benefits of always being connected without having to depend on Wi-Fi.

Another big launch in the year for this segment was 4G. With the “o 4G com o Plus da Vivo” (“4G with the Vivo bonus”) concept reinforcing our differentials of quality and coverage, the campaign was launched first in seven Brazilian capital cities using several media, in addition to seven commercials with images specific to each city.

Postpaid customers also benefitted from the launch of Vivo Internet Box. The product uses Vivo’s mobile technology so that customers have broadband internet at home in places where other technologies are unavailable. The device is ‘plug & play’ and allows for connection with several Wi-Fi devices. The campaign had a commercial and other print, internet and direct marketing ads announcing 1Gb for R$44.90.

On the fixed service platform for São Paulo State, we focused communication on broadband and TV services. The campaigns for Vivo Internet Casa highlighted the Company’s internet portfolio for all types of homes, announcing 4 Mbps for R$49.00 per month. In the second phase, we used the theme “Não dá mais pra não ter internet em casa” (“you can no longer go without internet at home”), advertising our 1 Mbps plan for R$29.00 per month, less than R$1.00 per day. In addition, we launched Vivo TV with satellite technology focusing on “A TV que chega chegando” (“the TV that brings it”), taking advantage of the benefits of having pay TV where others are not present.

Both services were also announced in the campaign for Vivo Fibra. In its first phase, we advertised Vivo TV Fibra using the concept “A TV que impressiona” (“impressive TV”), with an initial commercial followed by four additional commercials advertising the key features of TV Fibra. In the second phase, we focused on Vivo Internet Fibra.

In the corporate segment, we maintained our messaging around “Vivo Empresas: Aqui o seu cliente é o nosso cliente” (“Vivo Corporate: Here, your customer is our customer”) to communicate established attributes of the Vivo brand for the corporate segment. We used a specific version of the brand icon for small, mid-sized and large companies – the segments where the Company operates. The development of this element created a proprietary identity that helped present the product and service portfolio and reinforced quality deliveries and proximity throughout the customer’s production chain.

Finally, we closed 2013 with a major campaign to position the Company as the mobile operator that offers the most coverage, the fastest 4G network and the best quality with the highest performance index among national operators according to Anatel. The campaign used modern, “popular” language to launch the concept of #pegabem: “Tudo que #pegabem, pega melhor com a Vivo” (“#serveswell: Everything that #serveswell gets better service with Vivo”), which seeks to emphasize Vivo’s superiority on a national scale, highlighting its quality, coverage and speed.

Corporate Business Unit

2013 was a year where Telefônica Brasil consolidated its position as the absolute leader in the Brazilian corporate market as a result of a commercial strategy focusing on converging fixed-mobile services. Together with the strategy of segmenting clients by size and needs brought us to a unique position with specialized attention focused on companies of all sizes and segments, driving the grown and economic development of these companies.

In mobile lines, the mobile device plant grew 24% or 7 p.p. above the market. In the fixed telephony market in São Paulo State, contrary to the expected decline in lines, we saw growth of 3%, consolidating our position as absolute leader. We also saw a significant increase in IT solutions services, up 23.5% in revenue. Fixed + mobile bundles had 1.7 million new accesses in the base, growing 18.3%.

With a much more integrated sales team and increasingly mature convergent processes, we were able to expand our operations in growing markets with IT, M2M and mobile data.

In mobile services, we saw significant growth in accesses:

•         We increased penetration of internet packages at terminals from 31% in 2012 to 37% in 2013, leveraging the ARPU of the segment;

•         In M2M, the installed base grew 90%, triple growth seen on the market as a whole, with important clients in the financial and fleet management segments;

•         We were the only operator to increase M2M market share, up by 8.7 p.p., consolidating our vice-leadership in the market;

•         We multiplied revenues from terminal sales by 2.5 times, consolidating a new sales model.

In fixed telephony, we highlight:

•         In large corporations, we saw IT revenue up 38%, leveraged by Security Services, Integration and Cloud Computing;

•         In small and mid-sized companies, we grew 15% in Managed Desktops through the

•         Soluciona IT product;

•         In fixed voice, we saw growth of 3% in the installed base with significant increases in advanced solutions and TOIP terminals, which reached 33 thousand terminals using this technology;

•         We also saw major growth in fixed terminals using FWT technology outside of São Paulo, where the installed base grew 3.5-fold;

•         High speed accesses or ultra-broadband grew 47%, increasing its share in the broadband mix from 13% to 19%;

•         Data products represented the second highest amount in revenue from the fixed operation, as in 2013 we focused on high-speed technologies in São Paulo and expansion of metropolitan rings outside of São Paulo in seven cities: Rio de Janeiro, Belo Horizonte, Brasília, Curitiba, Recife, Porto Alegre and Salvador.

In 2014, we plan to further intensify our presence in new markets, focusing on new technologies and products with high added value, as well as strong operations in growing markets like IT. Thus, we hope to continue to help established and new companies to accelerate the development of our country.

3.    Business Performance

The operations of Telefônica Brasil and its wholly-owned subsidiary Telefônica Data S.A. (TData) are primarily related to the provision of fixed telephony services in São Paulo State and mobile telephony nationwide under a switched fixed telephone service (STFC) concession agreement and the authorizations of the National Telecommunications Agency (Anatel). The Company and its subsidiaries are also authorized by Anatel to provide other telecom services such as data communication, broadband internet, mobile telephony services and pay TV services, in addition to value added services that are not considered telecommunications.

Infrastructure and Network

In 2013, the Company continued the consolidation of its robust network capable of meeting customers’ expectations. Advances were made in the migration from TDM to NGN switch offices, reaching 43% of the migrated wireline traffic in the revamping of the switch offices and the adaptation of the data center infrastructure. An example of this modernization process is a project that started to be implemented and will allow the replacement of fiber cabinets (ARO) for MSAN.

Telefônica Brasil continued expanding the capacity and coverage of its s GSM/EDGE and WCDMA mobile networks to absorb the increasing voice and data requirements keeping itself farther ahead of its competitors with the aggressive growth of 3G coverage, thus becoming the absolute leader in this segment.

At the end of 2013, our mobile network covered 3,755 cities using the WCDMA, GSM/EDGE and CDMA digital technologies. This number is equivalent to 67.41% of the total number of cities in Brazil or 91.21% of the population.

For the 2G/GSM-EDGE network, the Company closed the year with 645 cities covered in São Paulo, 409 in Rio Grande do Sul, 465 in Paraná e Santa Catarina, 170 in Rio de Janeiro and Espírito Santo, 341 in Bahia and Sergipe, 612 in Minas Gerais, 411 in the Northeast Region and 701 in the Mid-West and North regions, totaling 3,754 cities.

At the end of 2013, the 3G/WCDMA network covered 531 cities in São Paulo, 391 in Rio Grande do Sul, 372 in Paraná and Santa Catarina, 170 in Rio de Janeiro and Espírito Santo, 329 in Bahia and Sergipe, 534 in Minas Gerais, 395 in the Northeast Region and 415 in the Mid-West and North regions, totaling 3,137 cities served by this technology.

An important advance was the expansion of the HSPA+ (or 3GPlus, as commercially known), functioning throughout the Company’s 3G network. This technology allows customers with compatible devices to reach higher transmission speeds of up to 3 times the traditional 3G rate.

Another important advance was the launch of 4G technology, also known as LTE, in April of 2013. At the end of the year, the 4G/LTE network was available in 73 cities with 22 in São Paulo, 8 in Rio Grande do Sul, 6 in Paraná and Santa Catarina, 13 in Rio de Janeiro and Espírito Santo, 3 in Bahia and Sergipe, 4 in Minas Gerais, 10 in the Northeast Region and 7 in the Mid-West and North regions.The Company’s broadband portfolio in xDSL has speeds starting at 250 Kbps and reaching up to 25 Mbps. Through the DLM ASSIA platform, which improves diagnostic quality and customer stability, in addition to increasing the assertiveness rate when recommending a speed upgrade, more than 410 thousand upgrades were made during 2013 to develop brand loyalty among customers and increase revenue.

The most advanced broadband technology available in optical fiber, FTTH, deserves note, reaching speeds of up to 200 Mbps.

In 2013, Vivo Speedy reached 3.9 million customers served by xDSL, cable and optical fiber.

Distribution Network

The Company closed the year with 312 proprietary points of sale to provide services to its customers across Brazil, maintaining its leadership in geographic footprint of stores.

With the 11,866 points of its efficient network of authorized dealers (resellers and retailers), the Company maintained its leadership in in points of sale at the close of 2013.

To serve strategic cities or locations unserved by physical points of sale, we closed the year with 79 partners (telesales and door-to-door), with approximately 1,150 salesmen working to capture new customers.

We also have our own on-line store and one authorized e-commerce operation for the sale of services over the internet.

For credit recharges, in 2013, prepaid mobile customers had approximately 600 thousand points of sale among proprietary stores, authorized agents, lottery stores, post offices, bank branches and small retailers such as pharmacies, newspaper stands, libraries, bakeries, gas stations, bars and restaurants, which are served by the Company’s distributors of physical cards and virtual distributors. Recharge is also offered through credit and debit cards using VISA and MasterCard machines, call center, Vivo PDV (M2M using a cell phone to transfer the recharge credit), Personal Recharge (recharge of the phone itself), as well as certain accredited websites.

Information Systems

In 2013, the Information Technology department played a fundamental role in the Company’s strategy of transformation, leading structuring initiatives focusing on driving synergy, promoting simplification and business efficiency, in addition to leveraging digital products.

In this sense, IT made a significant contribution to Telefônica Brasil’s corporate restructuring. This project stood out for its ambitious goal of including four major initiatives in a single project:

•         Corporate consolidation of 10 companies into just 2;

•         Convergence of the ERP (Enterprise Resources Planning) system of the fixed and mobile operations;

•         Simplification of financial, commercial and operational processes;

•         Complete technological renovation.

In synergy, IT made great strides in implementing structuring solutions, especially the initiative to unify interconnection ticketing measurement systems, which was implemented in just 12 months. The convergent measurement system will simply the operation, consolidated 17 systems in a single solution with a processing capacity of approximately 4 billion tickets per day.

Also in convergence, an important advance in the retail customer relationship system unification was the implementation of initiatives that offer a more complete vision of the customer, improving service quality:

•         Registration of customers and unique product catalogue for the fixed and mobile operations;

•         Generates a single service protocol;

•         Sales of fixed broadband in the single relationship system.

A key initiative to support the business’ growth strategy of PayTV and optical fiber was the implementation of a new system that will support all technological platforms (Fiber, DTH and Cabo) and all business processes from sale to post-sales. This year, we concluded the migration of Pay TV customers from DTH to the new solution.

In IT, 2013 was marked by initiatives focused on the simplification of leveraging operating and financial efficiency and preparation of a robust, modern infrastructure to support business growth. Among these, we highlight:

•         The investment simplification project, which was an emblematic initiative to simplify IT operations by discontinuing more than 200 systems, reducing the number of systems by 27%;

•         The deactivation of the Hortolândia datacenter, an important mark in the data center consolidation strategy, which involved the migration of more than 150 systems and 600 servers to the new data center;

•         Transforming the IT infrastructure with significant improvement in the base virtualization of servers from 45% to 58% to create a more flexible, reliable infrastructure to support business growth more quickly.

In addition, the constant innovation continued to be a major commitment of 2013, with IT supporting the launch of new digital products:

•         4G and MultiVivo: with the launch of this product, Telefônica Brasil consolidated itself as a pioneer in the Brazilian market in offering shared data packages across devices;

•         Firefox: customized campaign that gives the benefit of additional data in the purchase of Firefox mobile devices;

•         Mobile Banking: access bank accounts from the mobile phone using technology that ensures transaction security.

For 2014, IT’s greatest challenge is to stay aligned to the Company’s needs and further strengthen its position as a driving force behind business growth, providing solutions that stimulate business transformation.

Customer Service

In 2013, Telefônica Brasil advanced in the integration of fixed and mobile operation services to provide a better experience for customers, who are now served faster and with a higher rate of resolution. For this, the Company is working on integrating the two current customer service systems and unifying operations, which will also leverage bundling offers.

The Company is also making great efforts to improve and expand its contact channels, seeking to be ahead of digital access technologies considering the popularization of the internet and increasing use of smartphones. Thus, it is working to enrich content and available functionality of channels such as Meu Vivo (Web and Mobile), SMS, chat and URA, which promote simpler, faster and standardized interactions. Satisfaction with these channels is proven by their use: 80% of all consolidated contacts received in the year.

With regard to service quality, we saw improved rates of resolution on the first call (FCR), increasing from 78.8% in 2012 to 80.5% in 2013. This evolution can also be seen in the ranking of Fundação Procon-SP, showing that the Company reached the top position among industry companies and the second among all companies studied (including from other sectors) in number of issues resolved, reaching 93.3%. For the mobile operation, in 2013 we maintained the highest service performance index (IDA) among the four major Brazilian players, ahead of the competition in 58 of 59 months when the IDA has been tracked with data through November of 2013, the last month for which this information is available.

Operating Performance

At the end of 2013, the Company reached a total of 77,245 thousand mobile accesses, reaffirming its leadership with a market share of 28.5%. The numbers below show the mobile service operating behavior:

With regard to wireline service, the Company closed the year with 15,312 thousand revenue generating units, a 2.2% increase as compared to the previous year. There is, however, a clear change in the mix of services provided, with increasing broadband over lines in service from 35.1% in 2012 to 36.5% in 2013.

Broadband – reached 3,922 thousand customers at the end of 2012, up 5.1% or 189 thousand net additions over 2012. This evolution reflects customers’ confidence in the Company’s commitment to quality. FTTH access contributed to this growth.

Lines in Service – reached 10,750 thousand customers in 2013, up 1.0% over 2012 as a result of efforts to improve fixed telephone services during the year. The success of the new voice solution, FWT (Fixed Wireless Terminal) helped reverse the downward trend.

Pay TV – reached 641 thousand customers in 2012, up 6.8% over 2012 due to the re-launch of this business line with DTH and IPTV technologies.

Thus, the Company closed 2013 with 92,557 thousand customers, up 1.6% over the previous year and consolidating itself as Brazil’s largest telecommunications company.

4.    Financial Performance

4.1. Net Operating Revenue

In 2013, the Company earned consolidated net operating revenue of R$34,721.9 million, up 2.4% over 2012 when net revenue was R$33,919.7 million. This growth is the result of increased data and mobile VAS revenues, greater fixed broadband revenues, corporate data, besides sale of mobile devices with internet access. Revenues are impacted by the fixed-mobile tariff reduction by the regulator.

Net operating revenue from the sale of goods was R$1,311.1 million, up 36.4% over 2012’s R$960.9 million. This growth is related to increased smartphone sales, in line with the Company’s strategy of differentiating itself for the quality and coverage of its network.

4.2. Operating Costs and Expenses

Operating costs less depreciation and amortization have increased 13.8%, reaching R$24,146.3 million in 2013 (R$21,217.0 million in 2012). This variation is primarily due to commercial efforts to improve the performance of wireline; the increase of the mobile base focused on value generation; the expansion and maintenance of the network focusing on quality with increased data traffic; and non-recurring events in 2012 that reduced the basis of comparison. Excluding one-off effects, the increase in costs would be 6.7% in the year.

4.3. Operating Profit before Net Financial Expenses

Operating profit before net consolidated financial expenses and shareholders’ equity fell 31.6%, from R$7,210.9 billion in 2012 to R$4,932.3 million in 2013, This variation is chiefly explained by higher costs with commercial efforts both for the fixed and mobile businesses, network expansion and maintenance and non-recurring events in 2012 that positively impacted Operating Profit in that year.

4.4. EBITDA

In 2013, EBITDA was R$10,575.6 million, down 16.7% over the R$12,702.7 million in 2012. For its part, EBITDA Margin was 30.5% in 2013, down 7.0 p.p. over the 37.4% in the previous year. This decline was driven by commercial efforts in 2013 focusing on quality, requiring greater expenses with maintenance and expansion of the fixed and mobile networks, in addition to non-recurring events that positively impacted the previous year.

R$ million - Consolidated	2013	2012
Operating profit before revenues and financial expenses and shareholders’ equity (*)	4,932.3	7,210.9
Depreciation and amortization expenses
In the cost of services provided	4,265.1	4,131.8
In service marketing expenses	862.1	927.9
In overhead and management expenses	516.1	432.1
EBITDA	10,575.6	12,702.7
EBITDA Margin
a) EBITDA	10,575.6	12,702.7
b) Net operating revenue (*)	34,721.9	33,919.7
a) / b)	30.5%	37.4%

 (*) See financial statements.

4.5. Indebtedness and Financial Result

R$ million – Consolidated	2013	2012

Loans and Financing	(4,452.0)	(5,044.6)
Debentures	(4,301.6)	(2,955.9)
Total indebtedness	(8,753.6)	(8,000.5)
Derivatives	349.8	271.3
Indebtedness after derivatives	(8,403.8)	(7,729.2)

The Company closed the 2013 fiscal year with gross debt of R$8,753.6 million (R$8,000.5 million in 2012) or 20.4% of shareholders’ equity (17.9% in 2012). Funds raised are 15.9% denominated in foreign currency (U.S. dollars and currency basket - UMBNDES) and 84.1% in Brazilian reais.

The Company is always making every possible effort to take the required actions according to the market scenario to protect its debt against occasional exchange rate variations.

4.6. Annual Results

Consolidated results for the year according to corporate law showed Net Profit of R$3,715.9 million in 2013 (R$4,452.2 million in 2012), down 16.5% over the previous year. The 2012 results were impacted by non-recurring events that positively impacted EBITDA, especially with the sale of towers and the reversion of a provision. Net margin in 2013 was 10.7%.

R$ million	2013	2012

a) Net profit for the year (*)	3,715.9	4,452.2
b) Net operating revenue (*)	34,721.9	33,919.7
a) / b)	10.7%	13.1%

(*) See the financial statements.

4.7. Investments

In 2013, the Company invested R$6,033 million, in line with 2012 investments. Of this total, R$5,582 million was allocated to projects, R$451 million to spectrum licenses and conversion of the 1,900 MHz spectrum acquired in September of 2007 from 2G to 3G. These investments sustain the delivery of current results and are important to position the Company for the competitive scenario in the medium and long terms.

Regarding investments in projects, a significant portion of funds was allocated to allow growth with quality in service provision. Investments in maintaining service quality and expanding the customer base represent 59% of total investments in 2013 (excluding licenses).

To serve an increasingly connected society, we invested heavily to support the strong growth of data customers, both in fixed and mobile data and dedicated high-speed connections for the corporate market.

In this context, the Company is building the future of broadband, expanding its optical fiber network in São Paulo, reaching 1.9 million FTTH-ready homes in 25 cities during 2013. This expansion has been accompanied by the acceleration of commercial activity with 204 thousand FTTH customers and 36 thousand IPTV customers in 2013.

In the corporate data market, we built our dedicated corporate optical fiber network in new cities to capture the demand in these places and meet demand for higher speeds from current customers.

We also invested in the expansion of the national data transmission backbone, reaching approximately 30 thousand km nationwide, highlighting the Belém-Manaus connection concluded in August of 2013 and will significantly increase data capacity in this region.

We made major investments in maintaining and expanding our mobile voice and internet services, which account for a significant part of revenue. In 2013, we maintained our efforts on improving signal quality in various regions by building 1,138 new sites in covered areas. In addition, we accelerated the implementation of mobile data, building Brazil’s largest 4G network and reaching 73 cities.

In fixed telephony, we recovered the copper network for voice and data (example: technological updates for multi-service cabinets), improving service quality. In addition, we invested in pay TV with sales through different platforms to make the Vivo quadruple play viable.

We also invested in integrating fixed and mobile operations on telecommunications systems and networks. We also made strong investments in the infrastructure that supports the business (systems, points of sale and service). In 2013, we invested in improving operating systems, expanding and evolving in consolidating data centers while maintaining initiatives related to system evolution, especially the prepaid system.

5.    Capital Market

Telefônica Brasil has common (ON) and preferred (PN) shares traded on BM&FBOVESPA under the ticker symbols VIVT3 and VIVT4, respectively. The Company also has ADRs traded on the NYSE under the ticker symbol VIV.

VIVT3 and VIVT4 shares closed 2013 at R$40.00 and R$44.83, falling 8.4% and 8.5%, respectively, as compared to the 15.5% loss of the Bovespa Index. The ADRs closed the year at US$19.22, down 20.2% in the period while the Dow Jones Index rose 27.6%.

The average daily volume of VIVT3 and VIVT4 in the year was R$907.5 thousand and R$61,572.4 thousand, respectively. In the same period, the average daily volume of the ADRs was US$31,234.7 thousand.

The graph below shows the share performance in the year:

5.1. Shareholder remuneration policy

According to its by-laws, the Company must distribute at least 25% of its adjusted net profit for the year as dividends. The shareholders of preferred shares are ensured 10% more than the amount distributed for each common share.

Dividends declared in 2013 by Telefônica Brasil totaled R$5.6 billion, as shown in the table below.

2013	Deliberation	Shareholding position	Gross amount (Million Reais)	Net amount (Million Reais)	Shares	Gross amount per share (R$)	Net amount per share (R$)	Payment beginning date
IOC	12/18/2013	12/30/2013	760.0	646.0	ON	0.634675	0.539474	3/14/2014
(based on 2013)					PN	0.698143	0.593421
IOC	10/18/2013	10/31/2013	538.0	457.3	ON	0.449283	0.381891	11/26/2013
(based on 2013)					PN	0.494212	0.420080
Dividends	10/18/2013	10/31/2013	746.0	746.0	ON	0.622984	0.622984	11/26/2013
(based on 2013)					PN	0.685282	0.685282
IOC	9/19/2013	9/30/2013	220.0	187.0	ON	0.183722	0.156164	11/26/2013
(based on 2013)					PN	0.202094	0.171780
IOC	8/19/2013	8/30/2013	220.0	187.0	ON	0.183722	0.156164	11/26/2013
(based on 2013)					PN	0.202094	0.171780
Dividends	04/16/2013	04/16/2013	1,498.8	1,498.8	ON	1.251620	1.251620	11/26/2013
(based on 2012)					PN	1.376782	1.376782
Dividends	01/10/2013	01/21/2013	1,650.0	1,650.0	ON	1.377914	1.377914	02/18/2013
(based on 2012)					PN	1.515705	1.515705

5.2. Shareholding breakdown

December 31, 2013	Common	Preferred	Total

Controlling Company	350,127,371	480,624,588	830,751,959
	91.76%	64.60%	73.81%
Minority shareholders	31,208,300	261,308,985	292,517,285
	8.18%	35.12%	25.99%
Treasury shares	251,440	2,081,246	2,332,686
	0.07%	0.28%	0.21%
Total number of shares	381,587,111	744,014,819	1,125,601,930

5.3. Corporate Events

Corporate restructuring involving wholly-owned subsidiaries and subsidiaries of the Company

To simplify its organizational structure, rationalize service provision developed by its wholly-owned subsidiaries and subsidiaries and concentrating these services in two operating companies – Telefônica Brasil and its wholly-owned subsidiary Telefônica Data S.A. (TData) – at an Annual General Meeting held on July 1, 2013, the Company approved a corporate restructuring through spin-offs and mergers of wholly-owned subsidiaries and direct and indirect subsidiaries such that economic activities that are not telecommunications services, including the provision of added-value services provided by various subsidiaries, are concentrated in TData and telecommunications services are unified at the Company.

The mergers and spin-offs were carried out with without discontinuing operations and telecommunications services provided by these companies, but rather, were fully assumed by the Company.

6.    Corporate Structure

7.    Corporate Governance

The fundamental principles of the corporate governance of Telefônica Brasil are set forth in its by-laws and internal directives which are complementary to the concepts established in the law and the rules that regulate the securities market.

The objectives of these guiding principles of the Company’s management activities can be summarized as follows:

•         The maximization of the Company’s value;

•         Transparent accountability for the Company and in the disclosure of material information to the market;

•         Transparency in relations with shareholders, employees, investors and customers;

•         Equal treatment of shareholders;

•         Participation of the Board of Directors in the supervision and management of the Company and accountability to shareholders;

•         Participation of the Board of Directors with regard to corporate responsibility, ensuring the Company’s continuity.

Inspired by these concepts and to promote good corporate governance, increase the quality of information disclosures and reduce the uncertainty of investors, the Company has established internal rules and policies to make its practices clear and objective. The Company believes that these measures benefit the shareholders, current and future investors and the market in general. The following measures are noteworthy:

(a) Implementation of the following internal rules:

(i) Material Act or Fact Disclosure Policy: seeks to establish rules for the disclosure of material information to the market.

(ii) Internal Code of Conduct: establishes conduct standards for dealing with issues related to the securities market, not only in relation to legislation, but also with regard to ethical and professional responsibility.

(iii) Directive on Communication with the Market: regulates the basic principles for processes and control systems related to information to be disclosed to the market. It seeks to ensure quality and control over this information, thus meeting the requirements established for this purpose by the laws that regulate the markets where the Company’s shares are traded.

(iv) Directive on the Registration, Communication and Control over Financial and Accounting Information: Regulates internal procedures as well as the control mechanisms for the preparation of the Company’s financial and accounting information, ensuring the application of adequate accounting practices and policies.

(v) Code of Conduct for Finance Employees: a directive that establishes conduct standards for people holding finance positions of trust with Telefônica Brasil and its subsidiaries, their access to privileged and confidential information and the standards of conduct to be following in these situations.

(vi) Directive on Prior Approval of Services to be Rendered by the Independent Auditor: Establishes criteria and procedures for contracting the services of independent auditors, always subject to prior approval of the Audit and Control Committee. Its provisions take into account CVM rules related to the matter, as well as applicable U.S. legislation.

(b) Establishment of the Board of Directors’ committees:

•   Audit and Control Committee;

•   Commercial Attention and Service Quality Committee;

•   Professional Appointment, Remuneration and Corporate Governance Committee.

(c) Establishment by the Audit and Control Committee of procedures for receiving and handling reports related to accounting and audit misconduct (Denunciation Channel).

The Company’s internal rules related to the conduct to be adopted to avoid any behavior against good governance as well as conflicts of interests are defined in the internal directives, particularly the Internal Code of Conduct for Matters Related to the Capital Market. The Executive Board, the members of the Board of Directors and any other employee with access to sensitive information are subject to the restrictions imposed by these regulations. This internal directive defines negotiation and blackout periods and establishes rules to avoid and/or handle situations of conflict of interest.

7.1. Investor Relations

To attain fair valuation of its shares, the Company has adopted practices to clarify its policies and the events occurred to shareholders, investors and analysts.

Material information is made available on the internet portal (www.telefonica.com.br/ir) in Portuguese and English. All communication, material facts, financial statements and other corporate documents are filed with the regulatory bodies – the Brazilian Securities and Exchange Commission (CVM) in Brazil, and the Securities and Exchange Commission (SEC) in the U.S. In addition, the Company has an Investor Relations team to answer questions by phone or through individual meetings when requested.

7.2. Board of Directors

According to thy Company’s by-laws, its Board of directors shall be composed of at least 5 (five) and a maximum of 17 (seventeen) members with re-election allowed, The Company’s current Board of Directors is composed of 12 (twelve) members, all shareholders, one of whom was elected by preferred shareholders in a separate election, and the others by common shareholders.

The Board of Directors meets every three months and, extraordinarily whenever necessary and convened by its chairman. The Board of Directors’ resolutions are made by a majority vote of its sitting members where the chairman, in addition to his normal vote, will cast the tie-breaking vote. The chairman is also responsible for representing the Board when calling the Annual General Meeting, chairing the General Meeting and appointing a meeting secretary from among attendees, casting the tie-breaking vote for Board resolutions, authorizing acts, in urgent cases, ad referendum of the Board of Directors.

7.3. Executive Board

The Executive Board represents the Company both actively and passively as required. Its members are responsible for performing all acts required or appropriate to the Company’s management. Executive board members are elected by the Board of Directors and serve for a term of office of 3 (three) years, with re-election allowed.

Under the Company’s by-laws, the Executive Board shall be composed of a minimum of 4 (four) and maximum of 15 (fifteen) members, shareholders or otherwise, resident in Brazil and elected by the Board of Directors. The Executive Board is currently composed of 4 (four members, elected to the following positions: Chief Executive Officer, General and Executive Officer, Finance, Control and Investor Relations Officer, and General Secretary and Legal Officer.

7.4. Code of Conduct for Employees (Conduct Principles)

Aware of the impacts that it may have on its stakeholders, Telefônica Brasil established ethical conduct principles to work with honesty, trust, respect for laws and to human rights. The Conduct Principles, as they are known, were approved in 2006 and are effective as an official code of conduct for all of the group’s operations worldwide. We believe that the Company’s legitimacy derives from the way it operates and relates with stakeholder, generating greater confidence among our customers and maximizing long term value for shareholders and society in general. This is why we encourage all of our employees to get be familiar with them and share them, and have been investing in partners and suppliers that follow similar codes.

With the Telefônica Brasil and Vivo merger, the ethical conduct documents of both companies have been carefully reviewed to maintain common minimum standards and information and rules applicable to the new company. The result of these efforts was submitted to the Conduct Committee composed of the Communication, Human Resources, Audit, Legal, Presidency, Investor Relations and Institutional Relations departments. The committee was established to make decisions regarding compliance with conduct principles and establish actions to mitigate previously mapped risks that have direct impacts on the Company’s strategy.

All Company employees have access to the standards that regulate decision making, purchasing and contracting processes. In addition, they have confidential channels that make it possible to make anonymous denunciations, ask questions and seek advice on issues related to ethical principles.

7.5. Fiscal Council

The Company’s fiscal council is a permanent body composed of members elected by the Annual General Meeting for a term of office of 1 (one) year with re-election allowed. In compliance with the corporation law, the preferred shareholders are guaranteed the right to elect a sitting member and an alternate member of the Fiscal Council in a separate election without the participation of the preferred shares of the controlling shareholders.

By legal provision, the compensation of the Fiscal Council members, in addition to transportation and lodging expenses required for exercising their duties, shall be established by the Annual General Meeting that elected them. The compensation to be paid to each sitting member cannot be less than 10% (ten percent) of the average compensation of each Officer, excluding any type of benefit, representation fees and profit sharing.

Under the by-laws, the Fiscal Council shall be composed of at least 3 (three) and a maximum of 5 (five) sitting members and an equal number of alternates. Currently the Fiscal Council is composed of 3 (three) sitting members and 3 (three) alternates.

7.6. Audit and Control Committee

The committee was created in December of 2002 as an auxiliary body linked to the Board of Directors and operating under its own regulations approved by the Board of Directors.

According to the committee regulations, it shall be composed of 3 (three) to 5 (five) members, periodically chosen from among the Board members. Their term of office is the same as that of the members of the Board of Directors. Currently, the Audit and Control Committee is composed of three members of the Board of directors.

Without detriment to any other duty assigned by the Board of Directors, the Audit and Control Committee shall inform and/or make recommendations to the Board of Directors regarding the following matters:

•         Appointment of the independent auditor, the conditions for hiring the audit services, the term of these professional services and, if applicable, the service agreement termination or extension;

•         Analysis of the Company’s accounts, ensuring compliance with legal requirements and the correct application of generally accepted accounting principles;

•         Results of each internal and independent audit, as well actions taken by management regarding the commendations made by the auditors;

•         Adequacy and integration of the internal control systems;

•         Compliance with the independent audit service agreement for an opinion on the annual accounts and key content of the report must be clearly and accurately written;

•         Receipt from the internal auditor of information regarding significant deficiencies detected in the control system and the financial.

7.7. Independent Auditors

In compliance with CVM Instruction no. 381 of January 14, 2003 and Circular Letter CVM/SNC/SEP no. 01/2007 of February 14, 2007, the Company and its subsidiaries inform that the Company’s policy regarding its independent auditors and their services not related to the independent audit is based on principles that preserve the independence of the auditors.

These principles are based on the fact that the auditors should never audit their own work nor carry out management activities or advocate in favor of their client or render any other services that are considered prohibited by current regulations, thus maintaining the independence of work required from the auditors.

During the 2013 fiscal year, no services other than the external audit were contracted with the independent auditors, Directa Auditores.

8.    Human Resources

In 2013, we changed our strategic planning and introduced our new global program: BE MORE_. This program was developed to help employees meet the goal of making Telefônica Brasil a Digital Telco—a carrier offering access to all digital needs—with a clear, consistent and engaging communication plan, involving corporate events, digital media, educational and development actions.

We kept in line with global practices by sending over 42 employees to international programs and 85 executives to the Corporate University in Barcelona, Spain. Our program to attract and development young talents has also remained a success, with over 26,500 applicants from the whole country for the trainee and internship recruiting programs.

Our ICC (Atmosphere and Commitment Index) closed 2013 at 82%.

This performance reflected on the Company’s being recognized by awards of great impact:

•         100 Best Companies to Work For – IT and Telecom (6th place) – GPTW and Computerworld;

•         130 Best Companies to Work For in Brazil (13th place) – GPTW and Época Magazine;

•         The 150 Best Companies For You to Work At (HR Highlight) – FIA and Exame Você S.A. Magazine;

•         The 30 Best Companies to Start Your Career (7th place) – Você S.A. and Exame;

•         The Best in People Management 2013 (3rd among companies with over 15,000 employees) – Valor Carreira;

•         The Best and Largest (1st place in the Telecommunications industry) – Exame Magazine.

8.1. Interaction

In 2013, we consolidated our internal communications channels. The main goal was to allow for all employees in Brazil to simultaneously access the same information.

Employees receive a daily newsletter, “Conectados Informativo,” and executives receive the “Conectados Executivo” newsletter. All news and information about the Company are available on our intranet (Conectados Intranet) and, to reinforce market messages and broadcast them internally, we introduced the “Conectados TV” in our main buildings.

Conectados Intranet has become our key internal information aggregator, and new functionalities have been developed to allow for our professionals to create content. In the year, an average of 166 news stories were published on the Intranet, with 88,932 views per month.

Throughout the year, employees were encouraged to post on their own social networks (Facebook, Twitter, and Google+) about the news stories published on Conectados Intranet. The idea is that each professional can become an ambassador of the Company on the social media and, for that reason, he needs to know his responsibilities, attributions, and the risks inadequate messages pose.

8.2. Remuneration

The Company adopts a salary structure and a remuneration policy that are in line with the best practices in the market, with the purpose of attracting and retaining the best professionals in a very competitive industry, and recognize their individual performance through goals met and results achieved. Variable compensation programs and a great variety of benefits supplement the total remuneration package.

The total remuneration concept is paying a nominal salary in line with the average paid in the market by the companies with the most aggressive remuneration packages. In 2013, 3,280 professionals were promoted and 3,711 had their salaries revised (pay raises).

8.3. Development Programs

In the current scenario of constant transformation of the Brazilian market, and with the challenges faced by the Company, it is paramount to develop and prepare the team to keep the business in the lead and sustainable. Therefore, we have continued to invest in development actions and educational programs that foster an organizational culture and the core competences for the business, involving the whole network of employees and partners.

In 2013, we invested R$47.4 million in education, with the participation of over 400,000 employees and partners in nearly 1 million hours of training, both in class and online.

The main educational actions focused on the development of leaderships, corporate subjects and specific topics for different business areas, and technical qualification, and we also subsidized specialization and language programs.

We have completed the Você + Leader (You + Leader) program to qualify our executives in people management, offering a structured coaching action to over 40 executives who had new challenges in their activities. We reinforced the role of digital education through our a+ portal, promoting employee integration, and allowing for each one to be the protagonist in their own development. We implemented an adaptation model for newcomers, and started a process to revise the organizational identity by strengthening the Company’s culture in Alignment and Agreement Workshops with all of our top executives.

Our commitment to employees is creating an atmosphere of collaboration, integration and confidence, where people are qualified and encouraged to be autonomous, fulfilling their potential to the fullest and building a culture that makes the Company more and more adaptable and innovative.

8.4. Benefits

In 2013, we invested more than R$330 million in benefits for our professionals.

•         R$160 million in health (health insurance and occupational health), offering one of the best insurance plans in the market, PLAMTEL (Plano de Assistência Médica Telesp)

•         R$146 million in meal and grocery-shopping benefits;

•         R$1.6 million in life insurance for employees (18,532 employees on December 2013)

•         R$10.4 million invested in child care and babysitting support, for both fathers and mothers;

•         R$12.2 million invested in transportation tickets (average 6,214 professionals/month);

•         Agreements with entities in the telecommunications industry or related to the Company, such as: ABET (Beneficent Association of Telecommunications Employees), Coopertel (Credit Union of Telefónica Group Employees), and Telesp Club.

In addition to the benefits above, the Company also offers and matches private pension plans.

The Health Promotion Office is made up of a multidisciplinary team from health and safety areas, operating in the whole national territory in 14 clinics in the major capital cities, seeing employees in their own workplace in a personalized and qualified manner. The clinics are duly equipped, with a medical and nursing team that provide integrated assistance.

The team that created the “Very Close” (Bem Perto) Quality of Life Program is responsible for the communication of the actions and programs of the health Promotion Office.

The blood donation campaign was a success. It was carried out in the administrative buildings, contributing to the creation of a donor bank. This initiative was a partnership with Fundação Pró-Sangue, and attracted several volunteers and expanded to other locations throughout the country. We also support the Pink October breast cancer prevention campaign. We brought in mastologists, a plastic surgeon, and a gynecologist for a debate on this matter.

The principles of this Office’s health promotion programs are:

•         Caring: developing actions that promote health and prevent diseases.

•         Welcoming: developing actions that encourage the integration among people and their families and promote welfare and humanization.

•         Protecting: developing actions that promote a safe behavior and prevent accidents.

•         Our Club: promotes health, culture and leisure for the whole family.

8.5. Employee Profile

Broken Down by Age Group

Broken Down by Time of Service

Broken Down by Gender – 2013

29% all Executive Officers are women.

Broken Down by Macro Function

9.    Social and Environmental Responsibility

For Telefônica Brasil, more important than meeting its business goals is “how” it will get there. The Company believes it can transform people’s lives through its technologies, delivering education, health and welfare. Besides, it practices the responsible management of its activities by implementing projects that reduce the impact of its operations on the environment and the societies, it is committed to its employees and suppliers, and it has a transparent relation with its shareholders and investors.

The Company invests to offer its customers the best experience possible with its products and services. With that in mind, it has established strategic alliances with suppliers and partner companies because it believes they play a key role in the development of its business, and therefore it offers qualification programs and regularly checks on their operations.

Telefônica Brasil supports, always using technology, projects that fight child labor, promote digital inclusion, and encourage volunteer work, social actions, and citizenship.

In 2013, Telefônica Brasil remained listed on the ninth portfolio of BM&FBovespa’s Corporate Sustainability Index (ISE), consisting of 51 stocks of 40 companies from 18 economic sectors. This achievement reflects the co’s commitment to sustainability and its trajectory of implementing the best corporate governance, environmental responsibility, and community respect practices.

Also in 2013, the Company was featured for the first time in the Exame Sustainability Guide, an important award by Editora Abril and the Getúlio Vargas Foundation that identifies, evaluates and recognizes the Brazilian companies with the best sustainable practices during the year.

9.1. The Environment

Telefônica Brasil has an environmental program which helps it define its standing on the innumerable challenges involved in combating climate change and provides orientation on the adoption of practices that ensure the impacts of its operations are minimized, as well as compliance with environmental legislation. Therefore, all Telefónica Group operations are aligned with the ten commitments that make up the Company’s Environmental Policy, approved in 2009. They are the following:

1.    Ensure compliance with all environmental legislation and voluntary commitments assumed by Telefônica in the countries where it operates; and, in accordance with the precautionary principle, adopt more restrictive internal standards and guidelines where environmental legislation is lacking.

2.    Implement environmental management systems that prevent or reduce any negative environmental impacts caused by the Company’s activities and infrastructure, identifying and disseminating best practices throughout the Group.

3.    Pursue continuous improvement in the entire organization by systematically and periodically assessing environmental behavior using a specific index, and setting targets.

4.    Use natural resources sustainably, promoting the purchase of environmentally friendly products; minimizing the consumption of raw materials and the generation of waste; and fomenting recycling, the reclamation of materials and the proper disposal of waste.

5.    Inform the supply chain and service providers of the environmental procedures and requirements applicable to their activities with the Telefônica Group and ensure they are followed.

6.    Establish the processes necessary to ensure Group employees are aware and informed of environmental questions.

7.    Make the organization's environmental behavior public on an annual basis, including the most relevant indicators and the targets achieved.

8.    Help combat climate change through the internal reduction of greenhouse gas emissions and the development of products and services that help other sectors to reduce their emissions.

9.    Promote the creation of telecommunication services that contribute to the sustainable development of society.

10.  Work with other organizations to seek more sustainable forms of development.

A major part of our energy consumption is related to equipment and communication networks and accounts for approximately 80% of our greenhouse gas (GHG) emissions. We constantly strive to reduce this consumption. Our target is a 30% reduction in our overall consumption in telecommunications networks and a 10% reduction in our offices by 2015 against a base date of 2007.

Additionally, we have assumed a global commitment to reduce our direct and indirect carbon gas equivalent (CO2e) emissions by 30% by 2020, against 1.7 million tons in 2010, measured by equivalent client access.

To meet this commitment, Telefônica Brasil focuses on the following fronts:

•         Improve network energy efficiency through energy consumption reduction projects accounting for 85% of CO2e emissions.

•         Reduce fossil fuel consumption by generators, substituting them for more efficient, clean energy sources;

•         In fleets, use hybrid vehicles with lower environmental impacts and improve management, reducing distance travelled;

•         Leverage use of renewable energy where access to electricity is difficult.

9.1.1.     Climate Change

Our operations, procurement and human resources areas continue to foment energy efficiency and reduce GHG emissions in Company processes. These procedures have accelerated the implantation of initiatives and consolidated institutional, operational and business strategies.

Since 2007, we have prepared an energy consumption and GHG emissions report based on the global Greenhouse Gas Protocol model and the ISO 14064 environmental standard. This enables the Company to develop energy consumption and emissions controls to monitor these items and set quantifiable targets, such as the reduction of GHG emissions in its operations. This enables Telefônica Brasil to establish the GHG emissions controlled directly by the Company.

Third-party verification is essential for the operation to achieve its energy and carbon management targets, ensuring that all information is true and in compliance with the GHG Protocol.

For that reason, and for reporting on its whole operation in a more comprehensive manner, Telefônica Brasil received for the first time the Gold certificate from the Brazilian GHG Protocol Program in 2013. The Company had the Bronze certificate up to 2012.

Vivo Clima

In recent years there has been a considerable increase in the frequency of natural disasters caused by global warming, unbound cities growth, and severe storms in Brazil. The Ministry of Science and Technology’s National Natural Disaster Monitoring Center, Cemaden, monitors and alerts for landslide, floods, and torrents that may affect the Brazilian population.

For this monitoring to be effective and reliable, Cemaden and Telefônica have signed an agreement for the installation of 1,500 rain gauges in schools, federal government buildings,

and Vivo radio base stations. Using the M2M Vivo Clima platform, data on rainfall in areas of risk is reported to the Cemaden in real time, using the 3G/GPRS technology.

The Same platform manages the M2M card connectivity, allowing for any connection failure to be identified and immediately repaired. By the end of 2013, 988 rain gauges had already been installed in national territory.

Smart Bus

Telefônica Brasil has strived to add sustainable aspects to Information and Communication Technology (ICT) services for buildings, and the transportation industry, among others. The Company’s global innovation strategy seeks to make the opportunities offered by the digital world a reality. To get there, it has worked to identify new green products and services, and invested in energy efficiency innovation processes, especially those based on M2M.

In a partnership with Ericsson, the Company has deployed the High Speed Packet Access (HSPA) technology across the public bus network in Curitiba, Paraná. Buses in that town now have 3G connection. The population is now informed on education, safety, health, and other public services inside the bus, and passengers also know in real time how long it will take to arrive at their destination. All buses integrated in the system are monitored, so that drivers are able to use shorter routes, making the journey more comfortable for passengers. In addition to facilitating the population’s routine, the project also helps the environment—by managing the fleet, it is possible to reduce CO2 emissions.

9.1.2.     Sustainable Constructions

We have invested in Green Building infrastructure, constructions designed to minimize the environmental impacts generated at the construction and operation stage, besides providing the best health quality results for the building users.

Tamboré Datacenter

Sustainable since the construction stage, which used certified timber and enables the harvesting of rainwater for use in restrooms and cleaning, our modern Tamboré Datacenter was the first in Latin America to receive LEED Gold international certification. Granted by the U.S. Green Building Council (USGBC), a North American non-governmental organization promoting the development of sustainable construction worldwide, LEED (Leadership in Energy and Environmental Design) is currently the main international environmental construction certification system.

Normally, half of the energy spent in IT is used for lighting and refrigeration. The Tamboré Datacenter has systems and equipment that consume 40% less energy than conventional ones. Furthermore, the building uses LED bulbs and motion detectors, and air conditioning can be programmed with timers and regulated for each specific environment, enabling energy efficiency to be optimized.

The building has white roof tiles, which reduce energy consumption by reducing heat absorption by the building, and light concrete in the parking lot as well. This combination avoids the phenomenon called “heat islands” from higher temperatures in urban areas as compared to rural areas.

Stores

The Company seeks to provide consumers with a better shopping experience, incorporating innovation, quality, comfort, accessibility and sustainability in its stores.

Special attention has been paid to sustainability. Currently, 13 stores were built in compliance with sustainability criteria, including the following:

•         Synthetic floors made from almost 67% recycled material;

•         Furniture made from certified timber

•         Displays made from recycled plastic

•         Lighting using LED bulbs, which consume up to 85% less energy than other types

•         Digital communication which reduces the need for printing and economizes materials like paper and ink, among others

Eco Berrini

Eco Berrini became the Company’s headquarters in February 2013, and currently has over 5,000 employees. In 2012 it received the highest sustainable building certification, LEED Platinum.

Sustainable Site

 For this reason, Telefônica Brasil has invested in innovative projects such as the sustainable site. This alternative allows for the replacement of metal towers with infrastructure similar to a lamppost, in which most of the equipment is installed underground, thus reducing visual impact. The new solution, which is 100% Brazilian, was developed by the Telefônica Brasil engineering team and is prepared for 4G transmission, offering more efficient and higher quality service.

The sustainable sites have a series of environmental advantages: they do not employ any harmful gases, they impede equipment theft and are free from the corrosion caused by salinity. And because they do not use generators, they do not consume diesel fuel.

9.1.3.     Reverse Logistics

Recycle Your Cell Phone is one of the key projects translating the Company’s commitment to solid waste matters. Introduced in 2006, the program collects cell phones, accessories and batteries for recycling and reintroduction in the market as new products.

The initiative started as a pilot program in Brasilia, Rio de Janeiro and São Paulo, and currently covers the entire country with more than 3,400 drop off points (stores and resellers), and has already collected over 3.3 million items and nearly one million cell phones.

The material is sent to a storage center in São Paulo, where it is sorted and sent to the United States for recycling. Cell phones are made of several components that can be separated and reused.

In 2013, 135,834 items were collected, among cell phones and accessories. Nearly one million cell phones and three million items have been collected between 2007 and 2013.

Selective Waste Disposal

Introduced in 2011, the Company’s Selective Waste Disposal program is aimed at ensuring the proper disposal of waste generated in administrative buildings and at encouraging employees to adopt the same practice in their homes. Nearly 15 thousand employees in 17 buildings nationwide have been involved.

9.2. Social Investment

In mid-2011, Telefônica Foundation, the social arm of Telefônica Brasil, started absorbing the Vivo Institute. As a result, the Foundation has expanded its activities to the entire national territory. Until then, most of its projects were concentrated in the state of São Paulo.

Established in Brazil in March 1999 and present in Spain and 13 Latin American countries, Telefônica Foundation has been developing hundreds of projects, benefiting thousands of people in the country. Its mission is to contribute to build the future of the regions where Telefônica Brasil operates, encouraging social development based on education and defense of the rights of the children and adolescents.

In 2013, Telefônica Foundation invested approximately R$42 million in social projects, benefiting more than 400,000 people. Four fronts are prioritized in the Foundation’s operations: Fighting Child Labor, Education and Learning, Social Innovation, and Volunteering.

In 2013, a 3-axis structure was used in the actions. The first, “take action”, seeks to understand the reality of the people involved, so as to detect actual demands and make this experience the path to finding solutions. The second, “mobilize”, engages society and uses the Company’s connection power in favor of social causes. The third, “inspire”, makes sure the knowledge created through the institution’s projects are recorded and shares, inspiring future actions.

9.3. Sponsorship

Telefônica Brasil sponsors several initiatives to democratize the population’s access to culture, promote social inclusion through sports, and the social use of Information and Communication Technologies (ICT).

Among the actions carried out in 2013, the following stand out:

9.3.1.     Campus Party Brasil

Once again, the Company sponsored the world’s largest event in technology, innovation and electronic entertainment, Campus Party Brasil.

For seven days (1/28 to 2/3), Anhembi Parque hosted nearly 8,000 participants, for over 500 hours of content, to exchange information and knowledge, develop new projects, set new goals, take their dreams one step further.

In the second half of 2013, Recife, considered the country’s largest technology center, hosted the event for the second time. From August 17 to 21, 2,000 people—800 of which camped in the Pernambuco Convention Center—participated in 180 activities, and had access to 200 hours of informative and innovative content distributed in five stages.

9.3.2.     Call Parade

The public phones with privacy hoods decorated by artists that brought color to the city of São Paulo in 2012, also arrived in Campinas in 2013. Vivo Call Parade distributed 26 customized hoods in two circuits with spots that are highly visible in the city. The initiative’s main goal is to call the population’s attention to public phones and raise awareness on how important it is to preserve them.

9.3.3.     Vivo Open Air

In 2013, we took Vivo Open Air, the world’s largest outdoor cinema, to Brasília, Curitiba, and Porto Alegre. Vivo Open Air has a 325 m² display and high power digital sound. This is a big event, connecting people through movie sessions, gastronomy, DJ parties and concerts. In the three editions, Vivo Open Air gathered more than 36,000 people.

9.3.4.     Sports

In 2012, the Company sponsored 12 “Basketball Centers”, structured to identify and develop basketball talents among children between 10 and 17 years of age from schools in 12 cities in the state of São Paulo. Former professional player Hortência Marcari supports this project.

In addition to this project, the Company supported and promoted sports activities such as the projects conducted by athletes Marta Sobral (Lance Livre Heliópolis), Janeth Arcain (Núcleo de Formação Esportiva Educacional), Magic Paula (Núcleo Grande São Paulo), Ana Moser (Caravana do Esporte), and Helinho Rubens (Esporte para Todos). For these initiatives, the

Company was awarded for the first time the "2012 Best Friend in Sports" prize granted by the Ministry of Sports.

As part of its strategy to activate the Brazilian Soccer Squad, champion of the Confederations Cup, before the event the Company launched the “Anderson Silva Dream” branded content, in which the UFC fighter met King Pelé for the first time.

9.3.5.     Culture

We support initiatives that contribute to the development of the country and society as a whole.

We believe in the power of sponsorship to encourage projects that can transform the country's reality, besides reinforcing the existing relationships and developing new ones.

In 2013, the Company once again maintained the Vivo Encena project. This initiative promotes the exchange of performing arts projects where acting is thought beyond the play, and a network is created to form audiences, and promote cultural inclusion and professional development.

Telefônica Brasil has also sponsored the “Brazil Orchestral Tour and Simone Leitão” project, involving a series of performances of the Barra Mansa Symphonic Orchestra (Rio de Janeiro). The group, part of the Music in Schools project and formed by young musicians from public schools in the city of Barra Mansa, performed in five Brazilian cities (Belo Horizonte, Recife, São Paulo, Porto Alegre, and Rio de Janeiro) featuring pianist Simone Leitão, creator of this project. The tour was followed and recorded by filmmaker Kátia Lund, who will now make a documentary.

The project’s goal is to promote access to classical music in the symphony form with soloist (piano) in several parts of the country, promote music education as a tool for young Brazilians’ individual growth, and create professional growth opportunities for young musicians.

In addition to the projects mentioned above, we also sponsored some museums such as the Inhotim Institute; the MAM (Museum of Modern Art of São Paulo); the Clóvis Salgado Foundation, also known as the Palace of Arts; and the Itinerant Museum of the Portuguese Language.

We managed to reach a significant audience with these initiatives, and reinforced our commitment to the arts and the Brazilian culture.

10.  Outlook

We believe the macroeconomic scenario will continue to influence investments in the telecommunications industry in 2014. In the regulatory and institutional spheres, we should see the development of a few matters, such as the Antennas Bill and the Marco Civil da Internet, still pending approval by Congress, and the 700MHz Bidding, which is waiting for the invitation to bid with the auction date to be published. Other matters are also expected to be discussed next year in the institutional sphere, like the M2M tax relief, and in the regulatory sphere, like the New Regulatory Model, X Factor Calculation, Offer Replication, Reversible goods, and Cost Model (DSAC).

In the mobile voice market, revenues should remain under pressure given the increased competition and reduced interconnection fees. However, traffic is expected to raise, following carrier promotions that encourage on-net traffic and reduce off-net call rates.

The mobile broadband market is more promising, impacted by new technologies. 2014 is being anticipated as the year of 4G. Estimates from website Teleco indicate the number of 4G users should jump from 1 million in 2013 to 5 million by the end of 2014. We offer the best mobile broadband experience, and the best 3G Plus and 4G coverage nationwide.

Another market with very positive growth prospects is M2M and Value-Added Services (VAS). Several applications and uses are being developed and should become an important revenue driver in the upcoming years with the expansion of data networks. The expansion of the mobile network is also necessary for the development of OTT services, which involve a new way to interact with end consumers through content offers or new applications. We have great potential to generate a large volume of businesses through diversified offers, backed by a network of partners that can ensure the leadership in this segment. Still talking innovation, the success of the Wayra Academy initiative confirms our vocation for entrepreneurismof the Grupo Telefónica, which supports start-ups that develop products that meet the needs of the Brazilian technology market.

The market should also go down the path of wireline network modernization given the increasing demand for ultra-broadband. Optical fiber expansion will revolutionize the voice, data and TV services, using a single network infrastructure. We will continue to invest on increasing our fiber coverage. Today, we offer the fastest broadband in the market (up to 200 Mbps), and we should continue to see our ultra-broadband base expand.

The pay TV market also tends to grow in 2014, in line with the increased purchasing power in the country, the SeAC competition promotion measures, and the low penetration of this product in Brazil compared to other countries in Latin America. DTH should continue to expand, despite the slowdown in 2013, IPTV offers will go mainstream, and cable offers are going to increase, toughening the competition in this market and becoming an important customer loyalty factor when bundling services. IPTV and DTH development places us in a good spot to compete in this market, because we offer the latest pay-TV innovations in Brazil.

We believe offering quality products and services is key to remaining at the forefront of the Brazilian telecommunications industry. For us, quality is not only a regulatory target, but a strategic pillar for our businesses, enabling us to get closer and closer to our clients. With that in mind, we will continue to put in a great deal of effort in improving our services and customer care.

OPINION OF THE BOARD OF DIRECTORS

The members of the Board of Directors of Telefonica Brasil S.A., in the exercise of their assignments and legal responsibilities, in addition to the provisions of the Brazilian Corporate Law and in compliance with the company's Bylaws which determines that this is under their competence, have examined and analyzed the financial statements, accompanied by the opinion of the independent auditors and the annual Management Report for the fiscal year ended on December 31, 2013 ("Annual Financial Statements for 2013"), and considering the information supplied by the company's Executive Board and by Directa Auditores, as well as the favorable opinion of the Supervisory Board and the Audit and Control Committee on the proposal for the allocation of the income for fiscal year 2013, are of the unanimous opinion that they properly reflect, in all relevant aspects, the equity and financial position of Telefônica Brasil S.A., and have determined that the documents be forwarded to the Shareholders' General Meeting for approval under the Brazilian Corporate Law.

São Paulo, February 25, 2014.

Antonio Carlos Valente da Silva	Santiago Fernández Valbuena
Chairman of the Board of Directors	Vice-chairman of the Board of Directors

Antonio Gonçalves de Oliveira	Luciano Carvalho Ventura
Director	Director

Francisco Javier de Paz Mancho	Luis Javier Bastida Ibarguen
Director	Director

Eduardo Navarro de Carvalho	Roberto Oliveira de Lima
Director	Director

José Fernando de Almansa Moreno-Barreda	Luiz Fernando Furlan
Director	Director

Paulo Cesar Pereira Teixeira	Narcís Serra Serra
Director	Director

OPINION OF THE SUPERVISORY BOARD

The members of the Supervisory Board of Telefonica Brasil S.A., in the exercise of their assignments and legal responsibilities, under article 163 of the Brazilian Corporate Law, have examined and analyzed the financial statements, accompanied by the opinion of the independent auditors and the annual Management Report for the fiscal year ended on December 31, 2013 ("Annual Financial Statements for 2013"), and considering the information supplied by the company's Management and by Directa Auditores, as well as the proposal for the allocation of the income for fiscal year 2013, are of the unanimous opinion that they properly reflect, in all relevant aspects, the equity and financial position of Telefônica Brasil S.A., and recommend that the documents be forwarded to the Shareholders' General Meeting for approval under the Brazilian Corporate Law.

São Paulo, February 25, 2014.

Flavio Gomes Supervisory Board Sitting Member	Cremênio Medola Netto Supervisory Board Sitting Member	Charles Edwards Allen Supervisory Board Alternate Member

BOARD OF EXECUTIVE OFFICERS

Antonio Carlos Valente da Silva CEO Paulo Cesar Pereira Teixeira General and Executive Officer	Alberto Manuel Horcajo Aguirre Chief Financial, Control and Investor Relations Officer Breno Rodrigo Pacheco de Oliveira General Secretary and Chief Legal Officer

Giuliano Augusto de Melo

Accountant – CRC – 1MG-074.244/O-0 S-SP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 28, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director